EXHIIBIT 99.2

Notice of Meeting and

Management Information Circular

For the Annual and Special Meeting of Shareholders of

Americas Gold and Silver Corporation

To be held on June 24, 2025

May 15, 2025

www.americas-gold.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

AMERICAS GOLD AND SILVER CORPORATION (the “Company”)

TO BE HELD ON June 24, 2025

Meeting Date, Location and Purpose

Notice is hereby given that the annual and special meeting (the “Meeting”) of shareholders of the Company will be held at 10:00 a.m. EDT on Tuesday June 24, 2025 in The Green Room at 200 King Street West, Main Lobby, Toronto, ON M5H 3T4.

Given security protocols, the Company will be limiting physical access to the Meeting to registered shareholders and formally appointed proxyholders, and will not be permitting any others (including beneficial shareholders that hold their shares through a broker or other intermediary) to attend. To assist the Company and its representatives in confirming a registered shareholder’s or duly appointed proxy holder’s status – for the purpose of attending the Meeting in person – as safely, efficiently, and easily as possible given building access restrictions the Company requests that those eligible persons wishing to attend the meeting in person provide notice of intention to Heidi Koch by email at hkoch@americas-gold.com by 5pm EDT on Friday June 20, 2025. The Company strongly encourages each Shareholder to submit a proxy (“Proxy”) or voting instruction form (“Voting Instruction Form”) as early as possible, in advance of the Meeting. Shareholders and any other interested persons who are unable or not permitted to attend the meeting in person have the opportunity to listen to a live audio-cast of the meeting at 10:00 a.m. (EDT) on June 24, 2025, which audio-cast can be accessed by Zoom Webinar by Online Link URL: https://zoom.us/webinar/register/WN_qb7ur3yETU2tzHhXD5Yn3w; Toll-Free Dial-In USA and Canada: 1-888-788- 0099; International Toll Number: 1-647-374-4685; Meeting ID: 977 7884 9501; Participant Code: No Code - just dial # to join. Please note it is recommended that you dial-in 10 minutes prior to the start of the meeting. This call will be listen-only and shareholders will not be able to vote or speak at, or otherwise participate in, the meeting via the webinar.

The Meeting will be held for the following purposes:

1.	to receive the consolidated financial statements of the Company for the year ended December 31, 2024 and the auditors’ report thereon;

2.	to elect directors of the Company for the ensuingyear;

3.	to reappoint auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration;

4.

to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to re-approve the Company’s deferred share unit plan and approval of the unallocated units thereunder, as more particularly described in the Management Information Circular (the “Circular”);

5.

to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to re-approve the Company’s share unit plan, as amended by the proposed amendments thereto, and the approval of the unallocated units thereunder, as more particularly described in the Circular;

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6.

to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to re-approve the Company’s stock option plan, as amended by the proposed amendments thereto, and the approval of the unallocated options thereunder, as more particularly described in the Circular;

7.

to consider and, if deemed advisable, to pass, with or without variation, a special resolution authorizing the amendment of the Company’s articles to consolidate the common shares of the Company on such basis as the directors of the Company may determine, provided that the consolidation shall not be greater than on a five-to- one basis, as more particularly described in the Circular; and

8.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For detailed information with respect to each of the above matters, please refer to the subsection bearing the corresponding title under “Business of the Meeting” in the attached Management Information Circular. Any capitalized terms used and not otherwise defined in this notice have the definitions as set out in the Circular.

Notice-and-Access

The Company is using the notice-and-access provisions (the “Notice-and-Access Provisions”) provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Company’s Circular to its Shareholders.

Under Notice-and-Access Provisions, instead of receiving paper copies of the Circular, shareholders will be receiving a notice-and-access notification with information on how they may obtain a copy of the Circular electronically or request a paper copy. Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. The use of notice-and-access in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s Meeting materials. The Company urges Shareholders to review the Circular before voting.

Accessing Meeting Materials online

The Meeting Materials (as defined in the Circular) can be viewed online under the Company’s profile on the System for Electronic Data Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca; on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov; or on the Company’s website at www.americas- gold.com/investors/shareholder-meeting-documents/.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR+ and EDGAR, by going to the Company’s website at www.americas-gold.com.

Reference to our website is included in this notice as an inactive textual reference only. Information contained on our website is not incorporated by reference in this notice and should not be considered to be a part of this notice.

To receive the Meeting Materials in advance of the Proxy Deposit Date and Meeting Date, requests for printed copies must be received no later than June 17, 2025.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Registered shareholders who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy (“Form of Proxy”) in accordance with the instructions set out in the Form of Proxy accompanying this Notice and in the Circular.

Dated at Toronto, Ontario as of May 15, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

Signed:
Joseph Andre Paul Huet
Chief Executive Officer

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Management Information Circular Summary		Meeting Information
This summary highlights information contained elsewhere in this Circular. It does not contain all the information that you should consider. Please read the entire Circular carefully before voting.		Date:	Tuesday June 24, 2025
		Time:	10:00 a.m. EDT
Voting Recommendations		Place:	The Green Room at
200 King Street West, Main Lobby , Toronto, ON M5H 3T4

Proposal	Board Recommendation

Record Date

You are entitled to vote at the meeting if you were a holder of common shares at the close of business on May 9, 2025.

Vote Deadline

To make sure that your vote is counted, please ensure your vote is received by 10:00 a.m. EDT on June 20, 2025 or 48 hours (excluding Saturdays, Sundays or holidays) before the time of any adjourned or postponed Meeting.

How You Can Accessthe Meeting Materials Online

Americas Gold and Silver Corporation has decided to deliver the Meeting Materials by posting them online at

www.americas- gold.com/investors/shareholder- meeting-documents/

The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use.

The Meeting Materials will be available on the Company’s website as of May 22, 2025 and will remain on the website for one year thereafter.

Elect directors of the Company for the ensuing year	FOR

Re-appoint auditors of the Company for the ensuing year at a remuneration to be fixed by the board of directors of the Company	FOR

Re-approve the Company’s deferred share unit plan	FOR

Re-approve the Company’s share unit plan, as amended by the proposed amendments thereto	FOR

Re-approve the Company’s stock option plan, as amended by the proposed amendments thereto	FOR

Authorize the amendment of the Company’s articles to consolidate the Common Shares of the Company	FOR
Attending the Annual and Special Meeting If you plan to attend the Meeting, please follow the instructions starting on page 2 (Notice of Meeting) and page 8 of this Circular.

Governance Highlights			and Policy

✓	87.5% Independent Board	✓	In-camera sessions at Board and committee meetings
✓	Individual election of all directors	✓	Annual Board, committee and director evaluations
✓	Independent committees	✓	Orientation package for new directors
✓	Majority Voting Statutory Requirement

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Director Nominees

Name	Age	Independent	Director Since	2024 Committees	2024 Board attendance	No. of other public boards
JOSEPH ANDRE PAUL HUET Chairman and Chief Executive Officer	56		2024[1]	S&T	N/A	2
SCOTT HAND Lead Director	82	•	2024[1]	CCG	N/A	1
PETER GOUDIE Director	76	•	2024[1]	CCG	N/A	1
TARA HASSAN Director	42	•	2025[2]	N/A	N/A	1
MERI VERLI Director	63	•	2025[3]	N/A	N/A	1
BRADLEY R. KIPP Director	61	•	2014	AC (Chair)	100%	N/A
GORDON E. PRIDHAM Director	69	•	2008[4]	AC, CCG	100%	N/A

1.	Joined the Board effective December 19, 2024 after the closing of the Galena Consolidation Transaction	AC =	Audit Committee of the Company.
2.	Joined the Board effective April 21, 2025	CCG =	Compensation and Corporate Governance Committee of the Company.
3.	Director Nominee, expected to join board after shareholder vote	S&T =	Sustainability and Technical Committee of the Company.
4.	Previously Director of U.S. Silver & Gold since 2012 and U.S. Silver Corp. since 2008.

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ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

AND

PROXY STATEMENT

SOLICITATION OF PROXIES	7
Notice-and-Access	8
Appointment of Proxies	9
Voting by Registered Shareholders	9
Voting by Non-Registered Shareholders	10
Voting Shares and Principal Holders Thereof	12
BUSINESS OF THE MEETING	13
Item 1 – Presentation of Audited Financial Statements	13
Item 2 – Election of Directors	13
Item 3 – Appointment of Auditor	22
Item 4 – Re-Approval of Deferred Share Unit Plan	22
Item 5 – Re-Approval of Share Unit Plan (formerly the RSU Plan) and Approval of the Proposed Share Unit Plan Amendment	24
Item 6 – Re-Approval of Stock Option Plan and Approval of the Proposed Stock Option Plan Amendments	25
Item 7 – Share Consolidation	26
STATEMENT OF EXECUTIVE & DIRECTOR COMPENSATION.	32
Compensation Discussion and Analysis	32
Director Compensation	45
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	51
DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION	51
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	52
Board of Directors and Independence from Management	52
Performance Assessment	53
Meetings of the Board and Committees of the Board	53
Meetings of Independent Directors	54
Board Mandate	54
Position Descriptions	54
Other Company Directorships	55
Orientation and Continuing Education	55
Nomination of Directors	56
Risk Management	57
Ethical Business Conduct	55
Shareholder Engagement	58
Whistleblower Policy	58
Corporate Disclosure and Securities Trading Policy	58
Board Committees	59
ADDITIONAL DISCLOSURE ON EQUITY PLANS	60
INDEBTEDNESS OF DIRECTORS AND OFFICERS	68
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	68
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	68
ADDITIONAL INFORMATION	68
BOARD APPROVAL	69
FORWARD-LOOKING STATEMENTS	70
SCHEDULE “A” BOARD MANDATE	72
SCHEDULE “B” DEFERRED SHARE UNIT PLAN	73
SCHEDULE “C” SHARE UNIT PLAN	74
SCHEDULE “D” STOCK OPTION PLAN	75

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MANAGEMENT INFORMATION CIRCULAR

In this Circular all information provided is current as of May 9, 2025, unless otherwise indicated.

In this Circular, unless otherwise specified or the context otherwise requires, all references to $ are to U.S. dollars and all references to “CDN $” are to Canadian dollars.

SOLICITATION OF PROXIES

THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION, BY OR ON BEHALF OF THE MANAGEMENT OF AMERICAS GOLD AND SILVER CORPORATION (“AMERICAS GOLD” OR THE “COMPANY”), OF PROXIES TO BE USED AT THE COMPANY’S ANNUAL AND SPECIAL MEETING (THE “MEETING”) OF THE HOLDERS (THE “SHAREHOLDERS”) OF COMMON SHARES (“COMMON SHARES”) OF THE COMPANY TO BE HELD AT A TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING (THE “NOTICE OF MEETING”) OR AT ANY ADJOURNMENT THEREOF.

The Company will be hosting the Meeting in The Green Room at 200 King Street West, Main Lobby, Toronto, ON M5H 3T4.

Given security protocols, the Company will be limiting physical access to the Meeting to registered shareholders and formally appointed proxyholders, and will not be permitting any others (including beneficial shareholders that hold their shares through a broker or other intermediary) to attend. To assist the Company and its representatives in confirming a registered shareholder’s or duly appointed proxy holder’s status – for the purpose of attending the Meeting in person – as safely, efficiently, and easily as possible given building access restrictions, the Company requests that those eligible persons wishing to attend the meeting in person provide notice of intention to Heidi Koch by email at hkoch@americas-gold.com by 5pm EDT on Friday June 20, 2025. The Company strongly encourages each Shareholder to submit a proxy (“Proxy”) or voting instruction form (“Voting Instruction Form”) as early as possible, in advance of the Meeting. Shareholders and any other interested persons who are unable or not permitted to attend the meeting in person have the opportunity to listen to a live audio-cast of the meeting at 10:00 a.m. (EDT) on June 24, 2025, which audio-cast can be accessed by Zoom Webinar by Online Link URL: https://zoom.us/webinar/register/WN_qb7ur3yETU2tzHhXD5Yn3w; Toll-Free Dial-In USA and Canada: (888) 788- 0099; International Toll Number: +1 (647) 374-4685; Meeting ID: 977 7884 9501; Participant Code: No Code - just dial # to join. Please note it is recommended that you dial-in 10 minutes prior to the start of the meeting. This call will be listen-only and shareholders will not be able to vote or speak at, or otherwise participate in, the meeting via the webinar.

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As a Shareholder of Americas Gold, you have the right to vote your Common Shares in respect of the Share Consolidation (as defined below). To help you make an informed decision, please carefully read this Circular, which h contains a description of the Share Consolidation and other relevant information. Information contained in this Circular should not be construed as financial, legal or tax advice and you are urged to consult your own professional advisors in connection therewith.

References in this Circular to the Meeting include any adjournment or postponement thereof. While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The Company may also use the services of a proxy advisory firm. The aggregate fees for any advisory proxy firm would be borne by the Company.

The record date for the Meeting is May 9, 2025 (the “Record Date”). The Record Date is the date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:00

a.m. EDT on June 20, 2025, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting (the “Proxy Deposit Date”).

Notice-and-Access

The Company has elected to use Notice-and-Access Provisions provided for under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of meeting materials to its Shareholders.

The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators to reduce the volume of materials that must be physically mailed to Shareholders by allowing a reporting issuer to post the relevant meeting materials for a meeting of Shareholders online. The Company believes that the use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Company.

In order for the Company to utilize Notice-and-Access to deliver proxy-related materials by posting the Circular, the Company’s financial statements for the year ending December 31, 2024 and accompanying Management’s Discussion and Analysis (together and with any other required documentation to be provided to Shareholders in connection with the Meeting, the “Meeting Materials”) electronically on a website that is not the System for Electronic Data Analysis and Retrieval (“SEDAR+”), the Company must send a notice to Shareholders, including non-registered Shareholders, indicating that the Meeting Materials have been posted and explaining how a Shareholder can access them or obtain, from the Company, a paper copy of the Meeting Materials. The Meeting Materials have been posted in full on the Company’s website at https://www.americas-gold.com/investors/shareholder-meeting-documents/ and under the Company’s SEDAR+ profile at www.sedarplus.ca and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.

Although the Company has elected to use the Notice-and-Access Provisions, both registered Shareholders and non- registered Shareholders (beneficial holders) will receive a package that will include either a form of proxy (“Form of Proxy”) (in the case of registered Shareholders) or a Voting Instruction Form (in the case of non-registered Shareholders), among other materials (collectively, the “Printed Materials”). Shareholders may receive multiple packages of these Printed Materials if a Shareholder holds their Common Shares through one or more intermediary (“Intermediary”), or if a Shareholder is both a registered Shareholder and a non-registered Shareholder or beneficial Shareholder.

Should a Shareholder receive multiple packages, a Shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each package to ensure that all their Common Shares are voted at the Meeting.

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Appointment of Proxies

THE PERSONS SPECIFIED IN THE ENCLOSED FORM OF PROXY ARE AUTHORIZED REPRESENTATIVES OF THE COMPANY. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO ATTEND, ACT AND VOTE FOR SUCH SHAREHOLDER AT THE MEETING OTHER THAN THOSE NAMED IN THE ENCLOSED FORM OF PROXY.

The Company has determined that those registered and beneficial Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials together with the Notice of Meeting and Form of Proxy or Voting Instruction Form.

The Company will deliver copies of the applicable proxy-related Meeting Materials directly to registered and non- objecting beneficial Shareholders, through the services of its registrar and transfer agent, Computershare Investor Services Inc.

Any Shareholder who wishes to receive a paper copy of the Meeting Materials must contact the Company’s transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, by telephone at 1-866-964-0492 (toll free from Canada and U.S.) or 1-514-982-7555 (International). In order to ensure that a paper copy of the Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Circular and return a proxy or Voting Instruction Form prior to the deadline to receive proxies, it is strongly suggested that a Shareholder ensure their request is received no later than June17, 2025.

All Shareholders may call the toll-free number for Computershare Investor Services Inc. listed above in order to obtain additional information regarding Notice-and-Access or to obtain a paper copy of the Meeting Materials, up to and including the date of the Meeting, including any adjournment or postponement of the Meeting.

Voting by Registered Shareholders

A registered Shareholder appointing a proxyholder may indicate the manner in which the appointed proxyholder can vote with respect to any specific item by checking the space opposite the item on the Form of Proxy. If the Shareholder submitting the Form of Proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank. The Common Shares represented by the Form of Proxy submitted by a Shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the Form of Proxy. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

Voting Common Shares by Proxy

Registered shareholders at the close of business on May 9, 2025 may vote their proxies as follows:

Online:

Go to the website indicated on the Form of Proxy and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a Shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided. Complete and submit your Voting Instruction Form and submit your vote.

By Mail:

Complete the Form of Proxy and return it in the envelope provided. If you return your proxy by mail you can appoint another person, who need not be a Shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the Form of Proxy. Complete your voting instructions and date, sign and return the proxy.

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Deadline for Receipt of Proxies

All duly completed and executed Forms of Proxy must be received, via mail or internet, by the Proxy Deposit Date. Notwithstanding the foregoing, the Chair of the Meeting has the sole discretion to accept proxies received after such deadline but is under no obligation to do so. A registered Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof.

Revocation of Proxies

A proxy submitted pursuant to this solicitation may be revoked in any manner permitted by law and by written notice, signed by the Shareholder or by the Shareholder’s attorney authorized in writing (or, if the Shareholder is a corporation, by a duly authorized officer or attorney), and deposited with the Company’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to beused.

A proxy submitted pursuant to this solicitation may also be revoked prior to the commencement of voting by attending the Meeting in person and registering with the scrutineers as a registered Shareholder personally present. The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the enclosed Form of Proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, the relevant Common Shares will be voted in favour of the passing of all the resolutions described below.

The enclosed Form of Proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, the Company’s management team (“Management”) knows of no such amendments, variations or other matters to come before the Meeting. However, if amendments or variations to any other matters which are not now known to Management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered Shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most Shareholders of the Company are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the non- registered shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Common Shares for the broker’s clients. Therefore, non-registered shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person or that the Common Shares are duly registered in their name.

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Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from non-registered shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return and voting instructions to clients, which should be carefully followed by non- registered Shareholders in order to ensure that their Common Shares are voted at the Meeting. Common Shares beneficially owned by a non-registered Shareholder are registered either:

i.

in the name of an intermediary that the non-registered shareholder deals with in respect of the Common Shares of the Company (intermediaries include, amongst others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

ii.

in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. in Canada or The Depository Trust & Clearing Corporation in the United States) of which the intermediary is a participant.

In accordance with applicable securities law requirements, the Company will distribute copies of the Notice of Meeting and the Form of Proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) together with the Meeting Materials in the case of certain non-registered Shareholders to the clearing agencies and intermediaries for distribution to non-registered Shareholders.

Intermediaries are required to forward the applicable proxy-related materials to non-registered Shareholders unless a non-registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to non-registered Shareholders. Generally, non-registered Shareholders who have not waived the right to receive proxy-related materials will either:

i.

be given a Voting Instruction Form which is not signed by the intermediary and which, when properly completed and signed by the non-registered Shareholder and returned to the intermediary or its service company, will constitute voting instructions which the intermediary must follow. Typically, the Voting Instruction Form will consist of a one-page pre-printed form; or

ii.

be given a Form of Proxy which has already been signed by the intermediary (typically by a stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non-registered Shareholder but which is otherwise not completed by the intermediary. Because the intermediary has already signed the Form of Proxy, this Form of Proxy is not required to be signed by the non-registered Shareholder when submitting the proxy. In this case, the non-registered Shareholder who wishes to submit a proxy should carefully follow the instructions of their intermediary, including those regarding when and where the completed proxy is to be delivered.

In either case, the purpose of these procedures is to permit non-registered Shareholders to direct the voting of the Common Shares of the Company that they beneficially own. Since only registered Shareholders and their proxies may attend and vote at the Meeting, if a non-registered Shareholder attends the Meeting the Company will have no record of the non-registered Shareholder’s shareholding or of his, her or its entitlement to vote unless the non- registered Shareholder’s nominee has appointed the non-registered Shareholder as proxyholder. Therefore, a non- registered Shareholder who receives one of the above forms and wishes to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered Shareholder) should strike out the names of the persons listed and insert the non-registered Shareholder’s or such other person’s name in the blank space provided. In either case, non-registered Shareholders should carefully follow the instructions of their intermediary, including those regarding when and where the proxy or Voting Instruction Form is to be delivered.

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A non-registered Shareholder who has submitted a proxy may revoke it by contacting the intermediary through which the non-registered Shareholder’s Common Shares are held and following the instructions of the intermediary respecting the revocation of proxies.

In all cases it is important that the Voting Instruction Form or Form of Proxy be received by the intermediary or its agent sufficiently in advance of the deadline set forth in the Notice of Meeting to enable the intermediary or its agent to provide voting instructions on your behalf before thedeadline.

Voting Shares and Principal Holders Thereof

As of the Record Date, the Company had 652,356,884 Common Shares issued and outstanding. Each Common Share carries the right to one vote on all matters to be acted on at the Meeting. Each registered Shareholder on the Record Date will be entitled to vote at the Meeting or any adjournment or postponement thereof. All such registered Shareholders are entitled to attend and vote in person at the Meeting, the Common Shares held by them or, provided a completed and executed proxy has been delivered to the Company’s transfer agent by the Proxy Deposit Date, to attend and vote by proxy at the Meeting the Common Shares held by them.

To the knowledge of the directors and officers of the Company, as of the Record Date, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company, other than, Mr. Eric Sprott, who directly or indirectly, beneficially owns or exercises control or discretion over 120,259,8491 Common shares representing approximately 18% of the issued and outstanding Common Shares as of the Record Date.

****

___________________________

1 Based on the Early Warning Report of Mr. Eric Sprott dated December 19, 2024.

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BUSINESS OF THE MEETING

Item 1 – Presentation of Audited Financial Statements

Copies of the Company’s audited financial statements for the financial year ended December 31, 2024, together with the auditors’ report thereon, have been made available or mailed to any registered and beneficial shareholders that have duly requested them and will be submitted to the Meeting. No vote is required nor will be taken on the financial statements, and the auditor’s report thereon and receipt of such financial statements will not constitute approval or disapproval of any matters referred to therein.

Copies of the audited financial statements may be obtained by contacting the Company’s registered office at Suite 2870, 145 King Street West, Toronto, Ontario M5H 1J8, by visiting the Company’s website at https://www.americas- gold.com/investors/shareholder-meeting-documents/, or by going to the Company’s profile on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Item 2 – Election of Directors

There are currently seven (7) directors on the Board (one of whom is not standing for re-election at the Meeting) and one director nominee for a total of seven nominees for election at the Meeting. Under the by-laws of the Company, directors of the Company are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed in accordance with the by-laws.

In the absence of instruction to the contrary, the persons named in the accompanying Form of Proxy intend to vote FOR the election of each of the individuals nominated for election as a director and named herein (each, a “Nominee”).

The election of directors at the Meeting will be governed by the majority voting requirements under the Canada Business Corporations Act (the “CBCA”), which came into force on August 31, 2022. Specifically, the CBCA requires that, for elections at which there is only one candidate nominated for each position available on the Board, shareholders vote “for” or “against” individual directors (rather than “for” or “withhold”) and each candidate is elected only if they receive a majority of votes cast in their favour. The CBCA provides that if an incumbent director is not elected in those circumstances, the director may continue in office until the earlier of (i) the 90th day after the day of the election, and (ii) the day on which their successor is appointed or elected.

Six of the Nominees presently serve as directors of the Company and have served since the dates set forth in the tables below.

Management does not contemplate that any of the Nominees will be unable to serve as director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies to be voted in favour of such Nominee(s) may be voted by the person(s) designated by Management in the enclosed Form of Proxy, in their discretion, in favour of another nominee.

The following tables contain brief biographies for each of the Nominees, including their principal occupations, business or employment within the past five years, name, province or state and country of residence, age, independence status, board and committee attendance record, other public board memberships, date they first became a director of the Company and number of Common Shares, other securities and stock options beneficially owned by each Nominee or the person’s associates or affiliates as at May 9, 2025. The statement as to the Common Shares, stock options and other securities beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees as at Record Date in each instance has been provided by the respective Nominee. The DSUs represent a deferred payment of the director’s board fees and are redeemable for cash or Common Shares of the Company (in the Company’s discretion) at the time of resignation from the Board based on the value of the Common Shares at the time of redemption.

Page | 13

Joseph Andre Paul Huet
Chairman of the Board Reno, Nevada
Age: 56	Status: Non- Independent	Director since: December 19, 2024

Mr. Huet is the Chairman and Chief Executive Officer of Americas Gold. Mr. Huet served as the Executive Chairman of Karora Resources Inc. from February 25, 2019 until July 18, 2019, when he was appointed Chairman and interim Chief Executive Officer. The “interim” portion of his title was removed in August 2019, and Mr. Huet served as Chairman and Chief Executive Officer of Karora Resources Inc. until its acquisition by Westgold Resources Limited in August 2024. Previously, Mr. Huet was President, Chief Executive Officer and Director of Klondex Mines from 2012 - 2018, until its acquisition by Hecla Mining Company. Mr. Huet has a strong command of capital markets and has served in all levels of engineering and operations of Mining. Mr. Huet graduated with Honors from the Mining Engineering Technology program at Haileybury School of Mines in Ontario, and successfully completed the Stanford Executive program at the Stanford School of Business. In 2013 Mr. Huet was nominated for the Premiers Award in Ontario for outstanding College graduates; he is currently a member of OACETT as an applied Science Technologist and an Accredited Director.

Mr. Huet serves as Chair of the Board and Chair of the S&T Committee (as defined below).

Common Shares Held			21,380,934

Other Securities Held
Type			Securities Held (#)
RSUs (cash or share settled)			5,750,000
Options Held			4,250,000

Americas Board and Committee Membership 2024		Attendance at Americas Board and Committee Meetings 2024	Other Public Board Memberships
Board S&T Committee		N/A N/A	Culico Metals Inc. New Found Gold Corp.

Page | 14

SCOTT HAND
Lead Director Ontario, Canada
Age: 82	Status: Independent	Director since: December 19, 2024

Mr. Hand is a founder and Executive Chairman of Kharrouba Copper Company Inc. (copper mining and processing in Morocco) and Lead Director of Boyd Biomedical LLC (services and products to the medical and life science industries in the U.S.). He is a former Lead Director (and prior to that, Executive Chairman) of Karora Resources Inc. (sold to Westgold Resources Limited in 2024), director of Culico Metals Inc., Fronteer Gold Inc. (sold to Newmont Mining in 2011), Legend Gold Corp., Chinalco Mining Corporation International (copper mining in Peru) and Manulife Financial Corporation. Mr. Hand was the Chairman and Chief Executive Officer of Inco Limited from April 2002 until he retired from Inco in January 2007. Prior to that, Mr. Hand was President of Inco Limited and held positions in Strategic Planning, Business Development and Law. Mr. Hand received a Bachelor of Arts degree from Hamilton College in 1964, a Juris Doctorate degree from Cornell University in 1969 and an Honorary degree from Memorial University of Newfoundland and Labrador in 2005. He served in the United States Peace Corps in Ethiopia from 1964 to 1966.

Mr. Hand serves as a member of the CCG Committee.

Common Shares Held			1,795,879

Other Securities Held
Type			Securities Held (#)
DSUs			1,285,498
Options			250,000

Americas Board and Committee Membership 2024		Attendance at Americas Board and Committee Meetings 2024	Other Public Board Memberships
Board CCG Committee		N/A N/A	Boyd Biomedical LLC

Page | 15

PETER GOUDIE
Director New South Wales, Australia
Age: 76	Status: Indepen dent	Director since: December 19, 2024

Mr. Goudie is currently retired from full-time employment. Mr. Goudie currently serves as a director of Culico Metals Inc. and served as a director of Karora Resources Inc. from July 2008 to August 2024. He was Executive Vice President (Marketing) of Inco Limited and then Vale Inco from January 1997 to February 2008. In that role Mr. Goudie was also responsible for the strategy, negotiation, construction and operation of Inco’s joint venture production projects in Asia. He was employed with Inco since 1970 in increasingly more senior accounting and financial roles in Australia, Indonesia, Singapore and Hong Kong, before becoming Managing Director (later President and Managing Director) of Inco Pacific Ltd. in Hong Kong in 1988. He is an Australian CPA.

Mr. Goudie serves as Chair of the CCG Committee.

Common Shares Held			1,795,879

Other Securities Held
Type			Securities Held (#)
DSUs			919,236
Options			250,000

Americas Board and Committee Membership 2024		Attendance at Americas Board and Committee Meetings 2024	Other Public Board Memberships
Board CCG Committee (Chair)		N/A N/A	Culico Metals Inc.

Page | 16

TARA HASSAN
Director Vancouver, British Columbia
Age: 42	Status: Indepen dent	Director since: April 21, 2025

Ms. Hassan was most recently the Senior Vice President, Corporate Development of SilverCrest Metals Limited and is currently a director of Orezone Gold Corporation. She was formerly a Board Director of Maverix Metals Inc. until its sale to TripleFlag Metals Corp. in 2023 and Vice Chair of Association for Mineral Exploration British Columbia. Ms. Hassan is a mining engineer with 20 years of industry experience including mine operations, project development, capital markets and mining technology. She spent the bulk of her career as an equity research analyst covering the precious metals sector. During her time as an analyst Ms. Hassan worked at a range of investment dealers from boutique to large banks, with her research focused on small to mid-capital explorers, developers and producers in the precious metals space.

Before entering the financial services industry, Ms. Hassan worked as a mining engineer for Inco and Placer Dome. At these companies, she held operating, engineering and project-focused roles, working at eight different mines and gaining experience in a wide variety of underground and open-pit mining situations. Ms. Hassan is a Professional Engineer (Ontario) and holds a Bachelor of Science degree in Mining Engineering from Queen’s University in Kingston, Ontario.

It is expected that Ms. Hassan will be nominated to the S&T Committee after the shareholder vote.

Common Shares Held			N/A

Other Securities Held
Type			Securities Held (#)
DSUs			300,000
Options			100,000

Americas Board and Committee Membership 2024		Attendance at Americas Board and Committee Meetings 2024	Other Public Board Memberships
Board S&T Committee		N/A N/A	Orezone Gold Corporation

Page | 17

MERI VERLI
Director Nominee Toronto, Ontario
Age: 63	Status: Independent	Director since: N/A

Ms. Verli is currently a director and Chair of the Audit Committee of Culico Metals and was formerly a Board Director and Chair of the Audit Committee of Karora Resources from 2022 until its merger in 2024.

Ms. Verli is an experienced senior financial executive with extensive background in financial management and reporting, mergers and acquisitions, risk management and strategy development. Ms. Verli is currently serving as Senior Advisor, Business Improvements at Discovery Silver since July 2024 and previously has served as Strategic Advisor at Agnico Eagle Mines following Kirkland Lake Gold’s merger with Agnico, Senior Vice President, Business Operation Management Systems and Senior Vice President, Finance and Treasury at Kirkland Lake Gold and previously served as CFO of McEwen Mining and Vice President, Finance at Lake Shore Gold.

Ms. Verli is a Chartered Professional Accountant and holds a PhD in Economic Sciences, a Bachelor of Geology and Engineering and Bachelor of Economics degrees from the University of Tirana, Albania.

It is expected that Ms. Verli will be nominated to the Audit Committee after the shareholder vote.

Common Shares Held			N/A

Other Securities Held
Type			Securities Held (#)
DSUs			N/A
Options			N/A

Americas Board and Committee Membership 2024		Attendance at Americas Board and Committee Meetings 2024	Other Public Board Memberships
Board Audit Committee		N/A N/A	Culico Metals Inc.

****

Page | 18

BRADLEY R. KIPP
Director Ontario, Canada
Age: 60	Status: Independ ent	Director since: June 12, 2014

Mr. Kipp is currently a director and the Chair of the Audit Committee of Americas Gold (since June 2014); a director of Haventree Bank since June 2008 (a federally regulated Schedule I Bank supervised by the Office of the Superintendent of Financial Institutions); and was the Chair of the Audit Committee of Haventree Bank until May 2024, when he rotated off as Chair upon reaching the term limit. Mr. Kipp was a director of Shiny Health & Wellness Corp. (previously ShinyBud Corp.) (TSXV: SNYB); he resigned as a director in September of 2024. Mr. Kipp has over 30 years’ experience specializing in operations, corporate finance and public company reporting in the financial services and mining sector. As part of these activities, he has been Chief Financial Officer and/or a director of several public companies listed on the Toronto and London AIM exchanges. Mr. Kipp is a member of the Chartered Professional Accountants of Canada and a member of the Chartered Financial Analyst Institute.

Common Shares Held		N/A

Other Securities Held
Type		Securities Held (#)
DSUs		1,283,846
Options		1,055,000

Americas Board and Committee Membership 2024	Attendance at Americas Board and Committee Meetings 2024	Other Public Board Memberships
Board Audit Committee (Chair)	8 of 8 5 of 5	N/A

Page | 19

GORDON E. PRIDHAM
Director Ontario, Canada
Age: 67	Status: Independ ent	Director since: November 10, 2008 (Director of Americas Silver since December 23, 2014; Previously Director of U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp. since November 10, 2008)

Mr. Pridham is Principal of Edgewater Capital. Mr. Pridham has over 25 years of experience in investment banking, capital markets, and corporate banking. He has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions and has financed and advised companies in public and private markets across a broad range of industry sectors. He has served on over 17 boards of which he has chaired five. He is a graduate of the University of Toronto and the Institute of Corporate Directors program.

Mr. Pridham is a member of the Audit Committee.

Common Shares Held		253,161

Other Securities Held
Type		Securities Held (#)
DSUs		1,245,050
Options		1,055,000

Americas Board and Committee Membership 2024	Attendance at Americas Board and Committee Meetings 2024	Other Public Board Memberships
Board Audit Committee	8 of 8 5 of 5	N/A

Page | 20

Corporate Cease Trade Orders, Bankruptcies and Insolvencies

Except as disclosed below, as at the date of this Circular and within the 10 years before the date of this Circular, none of the Nominees:

(a)	is, or has been, a director or officer of any company (including the Company), that while that person was acting in that capacity:

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) while the Nominee was serving as a director or chief executive officer or chief financial officer of the relevant company;

(ii)

was the subject of an Order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and that resulted from an event that occurred while the Nominee was acting as a director, chief executive officer or chief financial officer of the company;

(iii)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets while the Nominee was serving as a director or officer of the relevant company or within a year of the Nominee ceasing to act in that capacity; or

(b)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.

Mr. Kipp was a director of a wholly-owned subsidiary of Shiny Health & Wellness Corp. (“Shiny Health”), Shiny Bud Inc. (“Shiny Bud”), when, on May 28, 2024, Shiny Bud filed a Notice of Intention to Make a Proposal pursuant to the provisions of the Bankruptcy and Insolvency Act (Canada) (the “BIA”). On June 5, 2024, the Ontario Securities Commission issued a cease trade order in respect of each security of Shiny Health for not filing certain annual disclosure. Such cease trade order remains in effect. Subsequently, on November 25, 2024, Shiny Health made an assignment into bankruptcy pursuant to the BIA.

Mr. Pridham, a Board member of the Company and a Nominee, was Chairman on the Board of CHC Student Housing Inc. (“CHC”) when CHC was subject to a management cease trade order that was in effect for more than 30 consecutive days. On May 5, 2017, the Ontario Securities Commission (the “OSC”) issued a management cease trade order against the securities of CHC until CHC prepared and filed its annual audited financial statements, management’s discussion and analysis and related certifications for the period ended December 31, 2016. On July 4, 2017, the OSC revoked the management cease trade order after CHC filed all required records.

Penalties and Sanctions

To the Company’s knowledge, none of the Nominees has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

Additional Information regarding the Board

For additional information regarding the Company’s Board, including compensation, corporate governance practices, independence and directorships of other public company boards, see “Statement of Executive & Director Compensation – Director Compensation” and “Statement of Corporate Governance Practices”.

Page | 21

Item 3 – Appointment of Auditor

The current auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario (“PwC”). At the Meeting, the holders of Common Shares will be requested to appoint PwC as auditors of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration.

Unless authority to do so is withheld or in the absence of instruction to the contrary, the persons named in the accompanying Form of Proxy intend to vote FOR the re-appointment of PwC as auditor of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix theirremuneration.

External Auditor’s Service Fees

The fees billed by the Company’s external auditor in the last two fiscal years for audit fees are as follows:

Financial Year	Audit Fees[2] (C$)	Audit Related Fees[3] (C$)	Tax Fees[4] (C$)	All Other Fees[5] (C$)
2023	647,000	Nil	Nil	Nil
2024	904,150	Nil	Nil	Nil

Additional information with respect to external auditor fees for past services is available in our annual information form for the year ended December 31, 2024 under the heading “Audit Committee – External Auditor Service Fees”, which can be accessed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Item 4 – Re-Approval of Deferred Share Unit Plan

The Company has adopted a DSU Plan (as defined below) for directors, officers and employees of the Company, prepared in compliance with the policies of the Toronto Stock Exchange (the “TSX”) and approved by the Company’s shareholders. See “Additional Disclosure – Long-Term Incentive Plans – Deferred Share Unit Plan” for a summary description of the DSU Plan.

On May 7, 2025, the Board approved the amendment and restatement of the DSU Plan to incorporate (a) amendments to reflect recent developments in applicable Canadian market practice, and best corporate governance practices, including to enable the Company to clawback or recoup any DSUs issued or payments made under the DSU Plan and

(b) amendments of a “housekeeping” or administrative nature (the “DSU Plan Housekeeping Amendments”). In accordance with Section 8.2 of the DSU Plan, the DSU Plan Housekeeping Amendments did not require shareholder approval.

Since the adoption of the DSU Plan, the Board granted an aggregate of 8,432,574 DSUs to directors of the Company in lieu of fees. The number of DSUs granted on a quarterly basis is calculated based on the fees owed for the applicable quarter, divided by the VWAP of the Common Shares of the Company for the 5 days preceding the end of each quarter, with an increase to the number of DSUs to be granted at a factor of 1.25 of the fees earned. As of the date hereof, there are 7,145,147 DSUs outstanding and the Common Shares issuable on settlement of the outstanding DSUs represent approximately 1.09% of the currently issued and outstanding Common Shares.

_____________________________

[2]

“Audit Fees” include fees necessary to perform the audit of the Company’s consolidated financial statements. Audit Fees include quarterly reviews, fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

[3]

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit- related services include due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

[4]

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit- Related Fees”. This category includes fees for filing tax returns for U.S. subsidiary, tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

[5]

“All Other Fees” include fees relating to the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1 to 3 above.

Page | 22

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the DSU Plan does not have a fixed maximum number of securities issuable pursuant thereto and was last approved by Shareholders on June 29, 2022, Shareholders are required to approve all unallocated DSUs issuable pursuant to the DSU Plan by no later than June 29, 2025. Accordingly, Shareholders are being asked at the Meeting to pass an ordinary resolution, with or without variation, approving all unallocated DSUs, rights or other entitlements under the DSU Plan.

Shareholders will therefore be asked at the Meeting to pass the following ordinary resolution, with or without variation, relating to the approval as described above:

“BE IT RESOLVED THAT:

1.

All unallocated DSUs, rights or other entitlements under the DSU Plan of the Company be and are hereby approved and the Company shall have the ability to grant awards under the DSU Plan until June 24, 2028 and the DSU Plan be and is hereby re-approved; and

2.

Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolutions.”

The full text of the DSU Plan is set out in Schedule “B” appended to this Circular. The DSU Plan will be available for inspection and placed before the Shareholders for approval at the Meeting.

The TSX requires that the resolution approving all unallocated options, rights or other entitlements under the DSU Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person at the Meeting.

The TSX has conditionally approved the re-approval of the DSU Plan (and the unallocated DSUs, rights and entitlements thereunder), subject to approval of the ordinary resolution in respect of the re-approval of the DSU Plan (and the unallocated DSUs, rights and entitlements thereunder) by a majority of votes cast on the resolution at the Meeting and satisfaction of its other usual conditions. As a result, the holders of Common Shares will be asked at the Meeting to approve the aforementioned ordinary resolution.

Unless the shareholder directs that his or her Common Shares should be voted against the foregoing resolution, the persons named in the enclosed form of proxy intend to vote FOR the resolution approving the unallocated DSUs under the DSU Plan of the Company.

Page | 23

Item 5 – Re-Approval of Share Unit Plan (formerly the RSU Plan) and Approval of the Proposed Share Unit Plan  Amendment

The Company is proposing to adopt a Share Unit Plan (as defined below; formerly the Restricted Share Unit Plan) to allow the Company to settle awards of restricted share units and performance share units in cash or by issuing Common Shares, prepared in compliance with the policies of the TSX. See “Additional Disclosure – Long-Term Incentive Plans – Share Unit Plans” for a summary description of the Share Unit Plan.

In connection with the Meeting, the Company is proposing to amend and restate the existing Share Unit Plan, subject to approval by shareholders at the Meeting, to amend section 5.2 (Amendments) thereof (the “Proposed Share Unit Plan Amendment”), which requires shareholder approval under the mandatory requirements of the TSX, and (a) incorporate the ability of the Company to issue PSUs, (b) amendments to reflect recent developments in applicable Canadian employment case law, market practice, and best corporate governance practices, including to (i) clarify the impact of termination of a Unit Participant (as defined below) employment on their outstanding RSUs and/or PSUs (each, as defined below), as applicable; and (ii) enable the Company to clawback or recoup any RSUs or PSUs issued or payments made under the Share Unit Plan, and (c) amendments of a “housekeeping” or administrative nature.

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the Share Unit Plan does not have a fixed maximum number of securities issuable pursuant thereto and was last approved by Shareholders on June 29, 2022, Shareholders are required to approve all unallocated options issuable pursuant to the Share Unit Plan by no later than June 29, 2025. Accordingly, Shareholders are being asked at the Meeting to pass an ordinary resolution with or without variation, approving all unallocated RSUs, rights or other entitlements under the Share Unit Plan.

Shareholders will therefore be asked at the Meeting to pass the following ordinary resolution, with or without variation, relating to the approval as described above:

“BE IT RESOLVED THAT:

1.

The Proposed Share Unit Plan Amendment (as defined in the Circular), all as more particularly described in the Circular under the heading “Item 5 – Re-Approval of Share Unit Plan and Approval of the Proposed Share Unit Plan Amendments”, be and is hereby approved.

2.	The Share Unit Plan (being the amended and restated share unit plan effective May 7, 2025, which reflects the Proposed Share Unit Plan Amendment) be and is hereby approved.

3.

All unallocated RSUs, PSUs, rights or other entitlements under the Share Unit Plan of the Company be and are hereby approved and the Company shall have the ability to grant awards under the Share Unit Plan until June 24, 2028 and the Share Unit Plan be and is hereby re-approved; and

4.

Any one director or executive officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or executive officer may deem necessary or desirable in connection with the foregoing resolutions.”

Page | 24

The full text of the Share Unit Plan is set out in Schedule “C” appended to this Circular. The Share Unit Plan will be available for inspection and placed before the Shareholders for approval at the Meeting.

The TSX requires that the resolution approving all unallocated options, rights or other entitlements under the Share Unit Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person at the Meeting.

The TSX has conditionally approved the re-approval of the Share Unit Plan (and the unallocated RSUs, PSUs, rights and entitlements thereunder), subject to approval of the ordinary resolution in respect of the re-approval of the Share Unit Plan (and the unallocated RSUs, PSUs, rights and entitlements thereunder) and the Proposed Share Unit Plan Amendment by a majority of votes cast on the resolution at the Meeting and satisfaction of its other usual conditions. As a result, the holders of Common Shares will be asked at the Meeting to approve the aforementioned ordinary resolution.

Unless the shareholder directs that his or her Common Shares should be voted against the foregoing resolution, the persons named in the enclosed form of proxy intend to vote FOR the resolution approving the Share Unit Plan and the unallocated RSUs and PSUs under the Share Unit Plan of the Company.

Item 6 – Re-Approval of Stock Option Plan and Approval of the Proposed Stock Option Plan Amendments

The Company is proposing to adopt a Stock Option Plan (as defined below) for officers, directors, employees and consultants of the Company, prepared in compliance with the policies of the TSX. See “Additional Disclosure – Long- Term Incentive Plans – Stock Option Plan” for a summary description of the Stock Option Plan.

In connection with the Meeting, the Company is proposing to amend and restate the existing Stock Option Plan, subject to approval by shareholders at the Meeting, to amend section 1.5 (Amendment and Termination) thereof (the “Proposed Stock Option Plan Amendments”), which requires shareholder approval under the mandatory requirements of the TSX, and make certain other amendments that, in accordance with Section 1.5(c) of the Stock Option Plan, do not require shareholder approval (a) to reflect recent developments in applicable Canadian employment case law, market practice, and best corporate governance practices, including to (i) clarify the impact of termination of a SOP Participant’s (as defined below) employment on their outstanding Options; (ii) update the definitions of “Change of Control” and “Fair Market Value”; and (iii) enable the Company to clawback or recoup any Shares issued or payments made under the Stock Option Plan and (b) amendments of a “housekeeping” or administrative nature.

As at May 9, 2025, stock options to purchase a total of 25,526,666 Common Shares were issued and outstanding under the Stock Option Plan, representing approximately 3.91% of the issued and outstanding Common Shares on such date.

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the Stock Option Plan does not have a fixed maximum number of securities issuable pursuant thereto and was last approved by Shareholders on June 29, 2022, Shareholders are required to approve all unallocated options issuable pursuant to the Stock Option Plan by no later than June 29, 2025. Accordingly, Shareholders are being asked at the Meeting to pass an ordinary resolution, with or without variation, approving all unallocated Options, rights or other entitlements under the Stock Option Plan.

Shareholders will therefore be asked at the Meeting to pass the following ordinary resolution, with or without variation, relating to the approval as described above:

Page | 25

“BE IT RESOLVED THAT:

1.

The Proposed Stock Option Plan Amendments (as defined in the Circular), all as more particularly described in the Circular under the heading “Item 6 – Re-Approval of Stock Option Plan and Approval of the Proposed Stock Option Plan Amendments”, be and are hereby approved.

2.	The Stock Option Plan (being the amended and restated stock option plan effective May 7, 2025, which reflects the Proposed Stock Option Plan Amendments) be and is hereby approved.

3.

All unallocated options, rights or other entitlements under the Stock Option Plan be and are hereby approved and the Company shall have the ability to grant awards under the Stock Option Plan until June 24, 2028, and the Stock Option Plan be and is hereby re-approved; and

4.

Any one director or executive officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or executive officer may deem necessary or desirable in connection with the foregoing resolutions.”

The full text of the Stock Option Plan is set out in Schedule “D” appended to this Circular. The Stock Option Plan will be available for inspection and placed before the Shareholders for approval at the Meeting.

The TSX requires that the resolution approving all unallocated options, rights or other entitlements under the Stock Option Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person at the Meeting.

The TSX has conditionally approved the re-approval of the Stock Option Plan (and the unallocated options, rights and entitlements thereunder) and the Proposed Stock Option Plan Amendments, subject to approval of the ordinary resolution in respect of the re-approval of the Stock Option Plan (and the unallocated options, rights and entitlements thereunder) and the Proposed Stock Option Plan Amendments, by a majority of votes cast on the resolution at the Meeting and satisfaction of its other usual conditions. As a result, the holders of Common Shares will be asked at the Meeting to approve the aforementioned ordinary resolution.

Unless the shareholder directs that his or her Common Shares should be voted against the foregoing resolution, the persons named in the enclosed form of proxy intend to vote FOR the resolution approving the Stock Option Plan and the unallocated options under the Stock Option Plan of the Company.

Item 7 – Share Consolidation

At the Meeting, Shareholders will be asked to consider, and if deemed advisable to approve, the Share Consolidation Special Resolution (as defined below), authorizing, an amendment to the articles of the Company to consolidate its outstanding Common Shares (the “Share Consolidation”) on such basis as the Board may determine, in its sole discretion, provided that the Share Consolidation shall not be greater than on a five-to-one basis (the “Consolidation Ratio”). The Board may, in its sole discretion, determine to use a Consolidation Ratio which may be less than five-to- one, and subject to the Company continuing to meet the distribution requirements of the TSX and the continued listing standards of the NYSE American. Subject to the approval of the TSX and authorization of the NYSE American, approval of the Share Consolidation Special Resolution by Shareholders would give the Board authority to implement the Share Consolidation at any time prior to the next annual meeting of Shareholders. Notwithstanding approval of the proposed Share Consolidation by Shareholders, the Board, in its sole discretion, may revoke the Share Consolidation Special Resolution and abandon the Share Consolidation without further approval or action by or prior notice to the Shareholders.

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As the Common Shares trade on the TSX and the NYSE American, the Share Consolidation is subject to the approval of the TSX and authorization of the NYSE American. Assuming approval of the Share Consolidation is obtained from Shareholders and the TSX and NYSE American, as applicable, and the Board decides to proceed with the Share Consolidation, it will take effect on a date to be coordinated with the TSX and NYSE American and announced in advance by the Company. No further action on the part of the Shareholders would be required in order for the Board to implement the Share Consolidation.

The Board’s selection of the specific Consolidation Ratio will be based upon, among other things, the then current and historical prices of the Common Shares and expected stability of that price.

With the exception of the anticipated post-consolidation common share numbers set forth in this section, Common Share numbers set forth in this Circular do not reflect the effect of the proposed Share Consolidation.

Background and Reasons for the Share Consolidation

Potential for Increased and More Attractive Share Price

The Company believes that it is desirable for its Common Shares to trade at a higher price per common share. An increase in trading price of the Common Shares could heighten the interest of the financial community in the Company and potentially broaden the pool of investors who may consider investing or may be able to invest in the Company, potentially increasing the trading volume and liquidity of its Common Shares. The Share Consolidation may also help to attract institutional investors or fund managers who have internal policies that either prohibit them from purchasing stocks below a certain minimum price or tend to discourage individual brokers from recommending such shares to their customers, including institutional investors, indexes, investment funds and exchange-traded funds that are prohibited from purchasing shares below a certain minimum price threshold.

Reduced Shareholder Transaction Costs

Certain investors pay commissions on a per share basis on a purchase or sale of common shares. The Share Consolidation would raise the price per Common Share. As a result, certain investors may pay lower trading commissions when trading a fixed dollar value of Common Shares (i.e., fewer Common Shares could be traded).

Improved Trading Liquidity and Reduced Volatility

The combination of potentially lower transaction costs and increased interest from institutional investors and investment funds could ultimately improve the trading liquidity of the Company’s Common Shares.

The higher anticipated trading price of the post-consolidation Common Shares may result in less volatility as a result of small changes in the share price of the Common Shares. For example, a nominal price movement will result in a less significant change (in percentage terms) in the market capitalization of the Company.

Consolidation Conditional Upon Decision of the Board

If the Share Consolidation Special Resolution is approved by Shareholders, the Share Consolidation would be implemented, if at all, only upon a determination by Board that it is in the best interests of the Company at that time. In connection with any determination to implement the Share Consolidation, the Board will determine the timing for the Share Consolidation to become effective and the final Consolidation Ratio to be used. No further action on the part of the Shareholders will be required in order for the Board to implement the Share Consolidation.

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If the Board does not implement the Share Consolidation prior to the next annual meeting of Shareholders, the authority granted by the Share Consolidation Special Resolution to implement the Share Consolidation on these terms will lapse and be of no further force or effect. The Share Consolidation Special Resolution also authorizes the Board to elect not to proceed with, and abandon, the Share Consolidation at any time if they determine, in their sole discretion, to do so.

Principal Effects of the Share Consolidation

If the Share Consolidation is implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the Consolidation Ratio selected by the Board.

For illustrative purposes only, based on the range of exchange ratios proposed, the number of issued and outstanding Common Shares would be reduced as follows:

(i)

If a 5:1 consolidation ratio was used, the number of issued and outstanding Common shares as of May 9, 2025 would be reduced from 652,356,884 pre-consolidation Common Shares to approximately 130,471,376 post-consolidation Common Shares

(ii)

If a 2:1 consolidation ratio was used, the number of issued and outstanding Common Shares as of May 9, 2025 would be reduced from 652,356,884 pre-consolidation Common Shares to approximately 326,178,442 post-consolidation Common Shares

The Company does not expect the Share Consolidation itself to have any economic effect on Shareholders or securities convertible into or exercisable to acquire Common Shares, except to the extent the Share Consolidation will result in fractional post-consolidation Common Shares. See “No Fractional Shares” below.

Voting rights and other rights of Shareholders prior to the implementation of the Share Consolidation will not be affected by the Share Consolidation, other than as a result of the creation and disposition of fractional post- consolidation Common Shares as described below. The exercise or conversion price and the number of Common Shares issuable under any outstanding convertible securities of the Company, including outstanding Options, DSUs, RSUs, PSUs and warrants, will be adjusted in accordance with their respective terms on the same basis as the Share Consolidation.

No Fractional Shares

No fractional post-consolidation Common Shares will be issued in connection with the Share Consolidation and no cash will be paid in lieu of fractional post-consolidation Common Shares. In the event that a Shareholder would otherwise be entitled to receive a fractional post-consolidation Common Share upon the completion of the Share Consolidation, such fractional post-consolidation Common Share will be deemed to have been tendered by its registered owner to the Company for cancellation for no consideration.

No Dissent Rights

Shareholders are not entitled to exercise any statutory dissent rights with respect to the Share Consolidation.

Accounting Consequences

If the Share Consolidation is implemented, net income or loss per share, and other per share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the Share Consolidation took effect would be recast to give retroactive effect to the Share Consolidation.

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Tax Considerations

SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDIN GTHE TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO THEM, INCLUDING THE EFFECTS OF ANY CANADIAN OR U.S. FEDERAL, PROVINCIAL, STATE, LOCAL, FOREIGN AND/OR OTHER TAX LAWS.

Exchange Approval

Assuming Shareholders approve the Share Consolidation Special Resolution at the Meeting, and assuming the Board determines to proceed with the Share Consolidation, the Share Consolidation will be subject to acceptance by the TSX and authorization by the NYSE American, and confirmation that, on a post-Share Consolidation basis, the Company would continue to meet all of the applicable continued listing requirements of the TSX and the NYSE American. If the TSX does not accept or the NYSE American does not authorize the Share Consolidation, the Company will not proceed with the Share Consolidation.

Procedure for Implementing the Share Consolidation

If the Board decides to proceed with the Share Consolidation and assuming that Shareholders approval for the Share Consolidation is received at the Meeting and all regulatory approvals are obtained, including the approval of the TSX and the authorization of the NYSE American, as the case may be, the Share Consolidation will only become effective upon the filing by the Company of articles of amendment with the Director under the CBCA giving effect to the Share Consolidation and the issuance by the Director of a certificate of amendment in respect thereof. Under the CBCA, Shareholders do not have dissent and appraisal rights with respect to the proposed Share Consolidation.

The Company will issue a press release announcing the filing of the articles of amendment giving effect to the Share Consolidation, and, in accordance with the rules of the TSX and the NYSE American, as the case may be, the post- Share Consolidation Common Shares will be assigned a new CUSIP number. Registered shareholders should then, at that time, complete, sign and return the letter of transmittal (the “Letter of Transmittal”) that will be sent to them, along with the share certificate(s) representing their pre-Share Consolidation Common Shares, to Computershare Investor Services Inc. at one of the addresses set out in the Letter of Transmittal. Upon receipt of a properly completed and signed Letter of Transmittal and the share certificate(s) referred to in the Letter of Transmittal, the Company will arrange to have a new share certificate representing the appropriate number of post-Share Consolidation Common Shares delivered in accordance with the instructions provided by the holder in the Letter of Transmittal. No delivery of a new share certificate to a Shareholder will be made until the Shareholder has surrendered his or her current share certificates. Until surrendered, each share certificate formerly representing pre- Consolidation Common Shares will be deemed for all purposes to represent the number of post-Share Consolidation Common Shares to which the Shareholder is entitled as a result of the Share Consolidation. Shareholders should neither destroy nor submit any share certificates until instructed to do so.

There can be no assurance, however, that the total market capitalization of the Company (the aggregate value of all Common Shares at the market price then in effect) immediately after the Share Consolidation will be equal to or greater than the total market capitalization immediately before the Share Consolidation. In addition, there can be no assurance that the per-share market price of the Common Shares following the Share Consolidation will equal or exceed the direct arithmetical result of the Share Consolidation. In addition, a decline in the market price of the Common Shares after the Share Consolidation may result in a greater percentage decline than would occur in the absence of a Share Consolidation and the liquidity of the Common Shares could be adversely affected.

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In addition to the outstanding Common Shares, the Common Shares currently reserved for issuance by the Company pursuant to outstanding stock options, RSUs, DSUs, PSUs and other convertible securities (including Common Share purchase warrants under the warrant indenture between the Company and Computershare Trust Company of Canada dated March 27, 2024), as applicable, may be adjusted to give effect to the Share Consolidation.

If Common Shares are registered in the name of a nominee (e.g. a trust company, securities broker, or other financial institution), a shareholder will not receive a Letter of Transmittal and should contact its nominee to determine if anything needs be done to effect the consolidation of the Common Shares.

Certain Risks Associated with the Share Consolidation

The Board believes that it is in the best interest of the Company to reduce the number of outstanding Common Shares by way of the Share Consolidation; however, there are certain risks associated with the Share Consolidation, including, but not limited to the following risks.

•	Reducing the numbers of issued and outstanding Common Shares through the Share Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares; however, the market price of the Common Shares will also be based on the Company’s financial and operational results, its available capital and liquidity resources, the state of the market for the Common Shares at the time, general economic, geopolitical, market and industry conditions, the market perception of the Company’s business, strategy, future prospects and other factors and contingencies, which are unrelated to the number of Shares outstanding. As a result, there can be no assurance that the market price of the Common Shares will in fact increase following the Share Consolidation or will not decrease in the future. If the market price of the Common Shares is lower than it was before the Share Consolidation, the total market capitalization of the Common Shares after the Share Consolidation may be lower than before the Share Consolidation. In addition, in the future, the market price of the Common Shares following the Share Consolidation may not exceed or remain higher than the market price prior to the Share Consolidation.

•	While the Board believes that a higher Common Share price could help to attract institutional investors or fund managers who have internal policies that either prohibit them from purchasing stocks below a certain minimum price or tend to discourage individual brokers from recommending such stocks to their customers, the Share Consolidation may not result in a per Common Share market price that will attract institutional investors or investment funds and such Common share price may not satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of the Common Shares may not improve.

•	The Share Consolidation may also result in some Shareholders owning “odd lots” of less than 100 Common Shares. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than Common Shares in board lots’’ of even multiples of 100 Common Shares.

Shareholder Approval of the Share Consolidation Special Resolution

At the Meeting, Shareholders will be asked to consider, and if deemed advisable to pass, with or without variation, a special resolution (the “Share Consolidation Special Resolution”), approving the Share Consolidation. The full text of the Share Consolidation Special Resolution is set out below.

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In order to be passed, the Share Consolidation Special Resolution must be approved by at least two-thirds (66⅔%) of the votes cast by the holders of the Common Shares, either present in person or represented by proxy and entitled to vote at the Meeting.

The Board unanimously recommends that Shareholders vote FOR the Share Consolidation Special Resolution. Unless otherwise instructed, the persons designated in the enclosed form of proxy intend to vote FOR the Share Consolidation Special Resolution.

Share Consolidation Special Resolution

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The articles of Americas Gold and Silver Corporation (the “Corporation”) be amended (the “Amendment”) to consolidate the outstanding common shares in the capital of the Corporation (the “Common Shares”) on such basis as the directors of the Corporation may determine, provided that the consolidation shall not be greater than on a five-to-one basis (the “Share Consolidation”), with any resulting fractional Common Share that is held by a holder of Common Shares being cancelled and the aggregate number of Common Shares held by such holder being rounded down to the nearest whole number of Common Shares;

2.

The Corporation be, and it hereby is, authorized and empowered to file articles of amendment (the “Articles of Amendment”) with the Director appointed under section 173 of the Canada Business Corporations Act at any time after the date of this special resolution and prior to the next annual meeting of shareholders of the Corporation to give effect to the Amendment;

3.

Any one officer or any one director of the Corporation be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed, under the seal of the Corporation or otherwise, and to deliver, or to cause to be delivered, the Articles of Amendment to the Director;

4.

Any one officer or any one director of the Corporation be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed, under the seal of the Corporation or otherwise, and to deliver or to cause to be delivered, all such documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the foregoing and shall approve, such approval to be conclusively evidenced by the execution thereof by such person in the name of and on behalf of the Corporation, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the foregoing or in order to give effect to the intent of the foregoing paragraph of this special resolution; and

5.

Notwithstanding that this special resolution has been approved by the shareholders of the Corporation, the directors of the Corporation are authorized to revoke this special resolution without further notice to, or approval of, the shareholders of the Corporation at any time prior to the issuance by the Director of a certificate of amendment of articles in respect of the Amendment.”

****

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STATEMENT OF EXECUTIVE & DIRECTOR COMPENSATION

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Company’s executive compensation policies and practices, including information about the compensation of the Chief Executive Officer (the “CEO”), the Chief Financial Officer (the “CFO”) and the three other most highly compensated officers of the Company, who served as executive officers of the Company during the financial year ended December 31, 2024 (collectively the “NEOs”) are discussed in this section.

Compensation Discussion and Analysis

Unless otherwise noted the following discussion and analysis relates to fiscal year 2024 prior to the closing of the Galena Consolidation Transaction (as defined below) on December 19, 2024.

Compensation Philosophy and Policy

The Company’s overall strategic objective is to expand its production through the development of its own projects and consolidation of complementary projects. As part of its business strategy the Company is focused on:

(i)	executing operational targets (including safety, costs, production, and environmental);
(ii)	maintaining a strong financial position;
(iii)	enhancing value through project development and continuous improvement of its existing operations; and
(iv)	disciplined growth through additional, value-enhancing, merger and acquisition opportunities.

During fiscal 2024 and in previous years, the goal of the Company’s compensation program was to support the above strategic objectives by attracting, retaining and inspiring performance by members of Management to further the future success and growth of the Company through competitive compensation, paying for performance, aligning compensation with the shareholders’ interests, and providing the flexibility necessary to accommodate the needs of the Company in changing business and market conditions. In particular, the Company’s compensation program aimed to support growth by rewarding:

(i)	individual skill and experience of executives;
(ii)	achievement of corporate and individual performance objectives; and
(iii)	long-term appreciation of the Company’s share price.

In connection with the completion of the Company’s acquisition of the remaining 40% interest in the Galena Complex (“Galena”) in Idaho, USA (the “Galena Consolidation Transaction”) from an affiliate of Eric Sprott, the Company underwent significant changes to its board of directors and changes to the senior management team. The Company’s Board was reconstituted to consist of 50% new directors, being Paul Huet, Scott Hand and Peter Goudie, and 50% of the existing directors of the Company, being Gordon Pridham, Brad Kipp and Lorie Waisberg6.

As part of these significant changes, the Company has adopted changes to its compensation philosophy, policies and practices, including the adoption of a Human Resources and Compensation Policy that was approved and adopted on March 25, 2025. It was developed with the CCG Committee and covers the oversight and governance of the attraction, retention, and compensation of executives as well as setting out the Company’s philosophy, policy and practice for the management of executive talent and is being utilized for fiscal 2025 and onward. This policy will be reviewed annually and will be updated as necessary, subject to Board review and approval.

___________________________________

6 Mr. Waisberg is not standing for re-election at the Meeting.

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Guided by this policy and the Compensation and Corporate Governance Committee Charter, as well as the input of external advisors where appropriate, the Company’s approach to compensation will be guided by, among other things:

•	General Philosophy and Approach – As a fundamental guiding principle, the Company believes in fair and equitable compensation and treatment for all of its employees. The CCG Committee also acknowledges the importance of compensation as being one of the key factors (albeit not the only consideration) in attracting and retaining high-performance executives capable of achieving the Company’s growth, safety and other key objectives. The Company uses market data for comparable roles in assessing and making compensation-related decisions, while acknowledging that such decisions will generally also be based on a number of other factors.

•	Preferred Employer – The Company strives to attract superior employees and Board members by being viewed by potential candidates as a desirable employer.

•	Organizational Clarity – The Company strives for clearly defined roles and responsibilities within a logical organizational structure supported by comprehensive succession and recruitment plans as part of an underlying positive work culture.

•	Competitiveness – The Company’s intent is to set competitive total compensation opportunities generally and starting with its executives who report directly to the CEO (collectively, “Executives”).”).

•	Performance – The CCG Committee discusses with management the assessment of executive performance, and such performance assessments are an important consideration in determining the level of compensation. The Company believes in setting clear performance objectives and these objectives are discussed with and approved by the CCG Committee. These objectives are used to determine incentive bonus rewards.

Although not applicable to fiscal 2024 compensation detailed in this report, for fiscal 2025 and going forward, the policy of the Company is that total compensation for Executives and directors of the Company (including base salary and short-term and long- term incentive elements) target the 75th percentile of the peer group (further detailed below).

The compensation of individual Executives may be modified to reflect the circumstances of their role in the Company (e.g. performance and retention) and in recognition of competitive market trends and the position’s compensation target. The Company’s policy and approach to compensation is intended to assist in:

(i)	Attracting and retaining qualified professionals;
(ii)	Motivating performance; and
(iii)	Aligning management and the Board with shareholders.

Role of the Compensation and Corporate Governance Committee

The CCG Committee assists the Board in overseeing certain compensation and succession planning matters as well as fulfilling the corporate governance and director nominating responsibilities of the Company. The CCG Committee for the fiscal year 2024 prior to the closing of the Galena Consolidation Transaction was composed of Lorie Waisberg (Chair), Alex Davidson and Gord E. Pridham and is currently composed of Peter Goudie (Chair), Scott Hand, and Lorie Waisberg, each of whom is or were “independent” within the meaning of National Instrument 52-110 – Audit Committees. Mr. Waisberg is not standing for re-election at the Meeting and following close of the Meeting will no longer be a member of the Board or serve on the CCG Committee (or any other committee of the Board) Each of the members of the CCG Committee has direct experience in the management and administration of compensation matters in their role as an officer or a board member. This experience has involved the planning and development of such programs and an analysis of competitive trends in compensation and pay for performance. Collectively, the attributes and experiences of the members ensure that the CCG Committee will function effectively in reviewing, assessing and recommending to the Board appropriate compensation and corporate governance policies and practices for the Company (see “Item 2 – Business of the Meeting – Election of Directors”) for detailed biographical information of the CCG Committee members.

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The CCG Committee is responsible for oversight of the Company’s compensation policies and practices in support of the Company’s business strategy, as well as matters relating to the Company’s corporate governance, board nominations, objective setting and performance reviews, human resources, disclosure and risk management. See “Statement of Corporate Governance Practices” elsewhere in this Circular for further information regarding the CCG Committee’s roles and responsibilities beyond compensation-related matters. Among other matters, the CCG Committee is generally responsible for the following compensation related matters:

(a)

in consultation with the Lead Director, reviewing and making recommendations to the Board with respect to the compensation of the CEO and, in consultation with the CEO and Human Resource Executive, making recommendations to the Board with respect to the compensation of the other Executives, (including among other things, their base salaries, annual incentives, any deferred compensation, stock option and other equity-based compensation, incentive compensation, special beneﬁts, perquisites, and incidental beneﬁts as applicable);

(b)

periodically reviewing (at least annually) the Company’s comprehensive compensation policy, and recommending to the Board any revisions to such policy that are deemed advisable by the CCG Committee. This policy should include developing, reviewing and updating compensation philosophy and policies, including the Company approach to risks associated with the Company’s policies and practices, and evaluating and making recommendations to the Board regarding cash, equity-based and incentive compensation;

(c)

reviewing and approving all new employment, consulting, retirement and severance agreements and arrangements proposed for the Executives other than the CEO and periodically evaluate existing agreements with the Executives (including the CEO) for continuing appropriateness. Reviewing and making recommendations to the Board regarding, any new employment arrangements for the CEO;

(d)

if and when determined appropriate and necessary, arranging for a compensation consultant to complete a compensation benchmarking review, which includes selecting and approving, by the CCG Committee, a peer group of companies that is used for the purpose of determining current compensation packages for similar roles. Reviewing with the assistance of the HR Executive and an outside consultant, as needed, the level and various forms of compensation, including base salary and incentive awards, of similar positions in the group of peer companies. The Committee will annually make recommendations, taking into account all data available, including a benchmarking review if applicable in that year, and consideration of the Company’s circumstances, and all other data available to the Board on changes to the target compensation for the CEO and the other Executives;

(e)

reviewing periodically and making recommendations to the Board regarding any long-term incentive compensation or equity plans, programs or similar arrangements that the Company establishes for, or makes available to its directors and employees (collectively the “Plans”);

(f)

considering and recommending to the Board grants under the Plans and administer the Plans in accordance with their terms, construing all terms, provisions, conditions and limitations of the Plans and making factual determinations required for the administration of the Plans;

(g)

reviewing and approving the annual corporate and individual objectives proposed by management (for the CEO and the other Executives) in order to establish objectives that are clear and appropriate to provide direction and to measure the achievements that are needed to achieve the Company’s goals and objectives;

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(h)

reviewing and assessing annually, the performance and achievement of annual corporate and individual objectives in order to determine annual short term incentive awards and approving a recommendation to the Board for such awards;

(i)	reviewing and overseeing, as applicable, succession planning for the CEO and the other Executives;
(j)

reviewing the Company’s approach to matters related to human resources and compensation for the Company to ensure that the Company has appropriate policies in place for eﬀectively hiring, developing and retaining the human resources as it determines necessary to achieve the Company’s goals and objectives as well;

(k)	reviewing and approving corporate governance disclosure before the Company publicly releases such disclosure; and
(l)

Reviewing and approving disclosure of the Company’s executive compensation, compensation policies and programs and the relationship of corporate performance to executive compensation, including the factors and criteria on which the CEO’s compensation for the previous ﬁscal year was based and the relationship of the Company’s performance to the CEO’s compensation, in the Company’s management information circular.

The CCG Committee is authorized to investigate any matter under its responsibility, to seek any information it requires from any employee or contractor and to obtain, at the cost of the Company, outside professional advice if it considers it appropriate to do so. The CCG Committee meets at least twice a year and conducts an annual self- assessment of its performance and its charter.

Compensation Review Process

For 2024 and previously, on an annual basis, the CCG Committee’s business includes a review of the attainment of performance targets established for the payout, if any, of the annual cash bonus awards for the current year as well as the proposed bonus targets for the next following year including selection of the performance criteria, establishment of the performance targets, the participants in the executive incentive bonus programs, the percentage of a participants salary subject to an award and the establishment of individual and corporate objectives. The end-of-year meeting of the CCG Committee may also include a review and recommendation to the Board of proposed changes to base salary as well as the proposed grant of long-term incentive awards comprised of time- based share unit awards (RSUs, as defined below) or stock options to acquire the Company’s Common Shares (Options, as defined below) to eligible participants.

In conducting its annual review, the CCG Committee has regard to current compensation levels and practices including published industry surveys, independent reports and other publicly available data. In addition, the CCG Committee is authorized to retain theservices of an independent compensationconsultantto fulfill its responsibilities, with a view to ensuring that the compensation arrangements are supportive of the Company meeting its business objectives. The compensation arrangements are then reviewed by the CCG Committee having regard to the above-mentioned practices and data as well as internal data and recommendations provided by the CEO. The review of proposed compensation matters by the CCG Committee and the approval thereof by the Board (both of which are comprised of a majority of independent directors) provides the independent directors with significant input into such compensation decisions. See “Board Committees – Compensation and Corporate Governance Committee” for further details on the responsibilities of the CCG Committee.

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Compensation Consultant

From time to time, the CCG Committee engages the services of an independent executive compensation consulting firm that is intended to represent the interests of Shareholders when advising the CCG Committee and the Board in its review. The CCG Committee takes such consultant’s reports and recommendations, as provided, into consideration when assessing compensation structure and awards, but ultimately makes its own decisions and recommendations for the Board to approve. The Company did not engage a compensation consultant for fiscal 2024.

Elements of Executive Compensation

For fiscal year 2024, the Company’s executive compensation program consists of the following elements: (i) base salary; (ii) annual performance-based incentives; (iii) long-term compensation consisting of Options and RSUs; and

(iv)  medical and other benefits.

For fiscal 2025 and going forward, the approach to executive compensation will be proportionate to and directly reflect performance of the Company, the individual Executive or both. From fiscal 2025, an executive’s total direct compensation will be comprised of: (i) base salary, (ii) an annual incentive (STI), reflecting the degree of achievement against primarily quantitative performance goals stemming from the Company’s plan and budget and includes both corporate and, as applicable, individual objectives, and (iii) a multi-year incentive (LTI) intended to align the interests of Executives with the long-term interests of shareholders by motivating Executives to increase shareholder value over time, (iv) medical and other benefits. Where applicable, a sign-on bonus for new hires may be considered in special circumstances and on a case-by-case-basis.

Under our policies and approach to compensation in 2024, below is a description of why the Company chose to pay each element of compensation and how the amount to be paid for each element was determined through the 2024 fiscal year.

Base Salary

To ensure the Company continues to attract and retain qualified and experienced executives, base salaries have been reviewed and, if appropriate, adjusted annually in order to ensure they remain competitive for comparable companies and realities in the market. The CCG Committee reviewed the recommendations of the CEO and recommended to the Board base salaries for Executives taking into consideration the individual’s performance, contributions to the success of the Company, and internal equities among positions. No specific weightings were assigned to each of the above factors; instead, a subjective determination was made based on a general assessment of the individual relative to such factors.

Annual Performance Based Incentive

An important aspect of the compensation strategy has been to encourage and recognize strong levels of performance by linking achievement of more specific short-term (i.e. yearly) goals, such as the execution and implementation of the Company’s stated objectives and plans, with variable compensation in the form of an annual bonus or short-term incentive awards. The bonus has been expressed as a percentage of annual base salary with a maximum amount stipulated and is awarded at the discretion of the Board as recommended by the CCG Committee with input from the CEO.

The incentive bonus plan for the Company leadership team consists of strategic corporate objectives. In a typical year, several corporate performance factors were considered, including total shareholder return measured against comparable companies, production guidance and other objective mining industry metrics including the safety of our workers and quality of the balance sheet.

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Any bonuses awarded in early 2025 for 2024 performance were determined by considering several factors, including the following corporate performance objectives (results in italics):

(i)	Total Shareholder Return – measured against nine other comparable companies within the peer group for 2024(1), bonus opportunity measured on a sliding scale from 0-200% depending on the Company’s relative position at the end of 2024. (Achieved – the Company was the 2nd best performer in the peer group during the year).

(ii)	Strengthen Balance Sheet – improve working capital at year-end, bonus opportunity measured on a sliding scale from 50% - 125% based on amount of capital raised. (Achieved – $5 million equity raise in March and$50 million raise in October with Galena Consolidation Transaction).

(iii)	EC120 Project – Secure financing and commence development. (Achieved – US$15 million off-take deal with Trafigura was announced on August 14, 2024, and development into EC120 began almost immediately).

(iv)	Re-finance RoyCap Convertible Debenture – 3-year term and approximately US$15-20 million as capital for Galena expansion. (Achieved – Management had negotiated 2 different term sheets within the expected range and terms at the time of the Galena Consolidation Transaction announcement).

(v)	Strengthen technical team – (Achieved – Needed additions made to both the corporate team and at the Galena Complex).

(vi)	Improve safety statistics – by 10% in H2, 2024 over H1, 2024 with mid-year arrival of new COO. (Partially achieved).

(vii)	Silver production budget objectives – (Not achieved. Neither asset was able to meet silver production objectives).

OBJECTIVES	CORPORATE							TOTAL
	Total Shareholder Return	Strengthen Balance Sheet	EC120	Re-Finance Debentures	Strengthen Technical Team	Safety	Silver Production
Bonus Opportunity	20%	15%	15%	20%	5%	10%	15%	100%
Assessment	37.5%	18.75%	15%	20%	5%	2.5%	0%	98.75%

1.	Peer Group: Avino Gold and Silver, Aya Gold & Silver, First Majestic, GoGold Resources, Guanajuato Silver, McEwen Mining, Prime Mining, Santa Cruz Silver, Silver Mountain

Based on the assessed achievement of the combined corporate objectives above (98.75%), Executives received between 20% and 150% of the target bonus in their respective contracts based on an assessment of their relative contributions to achieving the combined corporate objectives.

Page | 37

Long-Term Incentives – (Options, RSUs and PSUs)

The Company includes Options, RSUs and/or PSUs as part of its overall long-term incentive pay-mix to executive officers, subject to approved vesting schedules and, where applicable, the achievement of performance conditions, other than in limited and exceptional circumstances, based on level, individual performance, potential and market competitiveness. The long-term equity portion of executive compensation is designed to create a tie between executive compensation and performance of the Company and to align the interests of Executives with those of Shareholders by encouraging equity ownership through awards of Options to purchase the Company’s Common Shares and/or RSUs and/or PSUs that settle in Common Shares, as applicable, to motivate Executives and other key employees to contribute to an increase in corporate performance and Shareholder value, and to encourage the retention of Executives and other key employees by vesting Options over a period of time and in particular during difficult economic periods when salaries and bonuses have been restricted by necessity. The Company can also issue PSUs and RSUs as long-term incentives. PSUs are phantom shares that fluctuate with the price of Common Shares and can settle in cash or shares. PSUs vest within three years and pay out at the end of the vesting period, subject to the achievement of performance conditions. RSUs will generally vest on the elapsing of time - generally over three years, 1/3 each year – and historically have been generally settled in cash.

As part of its annual compensation review, the Company granted options to its management (including NEOs) and Board on October 15, 2024, as follows:

•

October 15, 2024 – a total of 1,750,000 Options were granted to the independent directors (250,000/independent director) and a total of 6,350,000 Options granted to certain employees with an exercise price of 0.55. These options have a three-year term and vest over a three-year period (1/3 upon grant, 1/3 on the first anniversary of the grant date and 1/3 on the second anniversary of the grant date).

Historically, the timing of the grant, and number of Common Shares made subject to option with respect to Options proposed to be granted by the Company to its Executives was recommended by the CEO, reviewed and recommended (or revised, if thought appropriate) by the CCG Committee, and approved by a resolution of the Board. Consideration in determining option grants is given to, amongst other things, the total number of Options outstanding, current and future expected contribution to the advancement of corporate objectives by such individual, the position of the individual, tenure, and the status of previous option grants to such individuals. No specific weightings are assigned to each factor; instead a subjective determination is made based on an assessment of the individual relative to such factors. Grants of Options also may comprise a portion of the compensation package offered to attract and retain new directors and employees to the Company. The periodic consideration of such awards have typically taken place annually early in the fiscal year.

Up until the end of 2024, the Company granted RSUs in two situations: (i) as a retention measure to employees, particularly at the projects of the Company and its affiliates who may not participate in the Stock Option Plan, with such grants typically vesting on the third anniversary of the date of grant and settled in cash; or (ii) as a cash conservation measure, in lieu of earned annual incentive cash bonuses awarded (based on predetermined performance targets) to Executives of the Company, with such grants vested but becoming payable generally on the first and second anniversary of the date of grant, unless otherwise approved by the Board or provided for in the applicable award agreement. As of 2025, the Company intends to issue RSUs and PSUs in accordance with its Human Resources and Compensation Policy as a component of the long-term incentive (LTI) plans. LTI awards may occur annually or periodically and are generally made 50% in RSUs and 50% in PSUs with three-year vesting (although such grants may also be made, upon the recommendation of the Committee and the approval of the Board, in options, shares or cash). The PSUs would be based on share price performance compared to the applicable benchmark. Vesting, in the case of RSUs will generally occur on the elapsing of time (generally over three years: 1/3 each year), or, in the case of PSUs, will typically vest within three years and pay out at the end of the vesting period, subject to the achievement of performance conditions and proportionate to the degree of achievement attained and be above or below target, in all cases in accordance with the terms of the Share Unit Plan and applicable award agreement.

Page | 38

Note that prior to 2025, NEOs may have received certain cash payments in respect of previous years’ bonuses where they had elected to receive 25% of awarded cash bonuses in the form of RSUs (which may be settled in either Common Shares or cash). The number of RSUs granted equaled the dollar amount of the bonus payable by way of RSUs divided by the average closing price of the Common Shares for the five trading days immediately preceding the end of the fiscal year and grossed up by a factor of 1.25 to reflect the added risk of deferral exposure to the stock price. The award agreements for deferred payment provide that the RSUs granted thereunder vest immediately but may be redeemed only on a future date but otherwise immediately (i) in the event of a change in control of the Company, or (ii) upon the termination or death of the Executive. The Board retains discretion to at any time permit the acceleration of vesting or redemption dates (and resulting cash payment or exchange) as may be authorized.

The Company may grant a maximum number of securities convertible into Common Shares equal to 10% of the then issued and outstanding Common Shares (subject to the 5.0% sub-limit applicable under the DSU Plan and Share Unit Plan for share-settled DSU, RSU and PSU award grants). These securities can be issued in the form of Options, RSUs, PSUs, DSUs, or any combination thereof. As of December 31, 2024, the Company had awarded outstanding securities of 20,110,000 Options, 234,076 RSUs, and 3,562,917 DSUs representing approximately 3.4%, approximately nil%, and 0.6% of the Common Shares issued and outstanding, respectively.

As of the date hereof, the Company may grant a maximum number of securities up to 11,779,799 Common Shares, representing 10% of Common Shares issued and outstanding (subject to the 5% Common Share sub-limit applicable under the DSU Plan and Share Unit Plan for share-settled DSU and RSU and RSU award grants). As of the Record Date, the Company has awarded outstanding securities of 25,526,666 options, 20,384,076 RSUs, nil PSUs and 7,145,147 DSUs representing approximately 3.9%, 3.2%, 0% and 1.1% of the Common Shares issued and outstanding, respectively. The Company currently has a further 11,779,799 remaining securities available for grant representing approximately 2% of the Common Shares outstanding as of the Record Date.

See “Additional Disclosure – Long-Term Incentive Plans” for a detailed description of the Stock Option Plan, Share Unit Plan and DSU Plan.

Other Compensation – Benefits and Perquisites

The Company’s benefits plans provide financial coverage in the event of illness, disability or death. The Company also supports reasonable expenses in order that employees continuously maintain and enhance their skills and health in the interest of the Company. Benefit plans during the applicable period were provided to NEOs on largely the same basis as other employees in the applicable jurisdiction.

*****

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Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the Company’s NEOs during the fiscal year ended December 31, 2024.

Name and principal position	Year	Salary ($)[1]	Non-equity discretionary annualincentive plan[2] ($)1	Share- based awards[3] ($)	Option-based awards[4] ($)	All other compensation ($)	Total Compensation ($)
Joseph Andre Paul Huet5 Chairman and President	2024	70,255	Nil	Nil	146,079	Nil	216,334
Darren Blasutti President, Mexican Operations	2024	299,313	365,017	Nil	152,569	3,756	820,655
	2023	303,771	91,131	Nil	326,353	3,694	724,949
	2022	292,060	257,013	Nil	493,690	3,671	1,046,434

Warren Varga Chief Financial Officer	2024	244,561	348,135	Nil	105,418	3,756	701,870
	2023	240,794	54,178	Nil	202,761	3,694	501,427
	2022	230,574	121,743	Nil	253,980	3,671	609,968

Michael Doolin5 Chief Operating Officer	2024	11,538	Nil	Nil	62,606	Nil	74,144
Peter McRae SVP Corporate Affairs & Chief Legal Officer	2024	226,310	247,481	Nil	83,961	3,756	561,508
	2023	222,271	27,783	Nil	147,851	3,694	401,599
	2022	219,045	72,285	Nil	270,261	3,671	565,262

Stefan Axell VP Corporate Development & Communications	2024	177,033	17,703	Nil	19,060	1,132	214,928
	2023	179,669	Nil	Nil	115,217	978	295,864
	2022	180,616	39,736	Nil	207,891	1,736	429,979

1.	All amounts in U.S. dollars. Amounts that were paid in Canadian dollars have been converted to U.S. dollars using an exchange rate of 1.3011 for 2022, 1.3497 for 2023.and 1.3698 for 2024.
2.

Amounts posted represent cash payment of annual incentive plan for the respective year with amount typically paid early in the following year [NTD: treatment of bonuses awarded but not paid to be confirmed].

3.	Amounts posted represent value of RSUs granted in respect of the coveredyear.
4.

Granted in respect of the covered year. The fair value of option-based awards is determined in accordance with ‘IFRS 2 Share-based payment’ of International Financial Reporting Standards (“IFRS”). The Company uses the Black-Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s Common Share and option-based awards. Sums in this column are not cash but are fair market value of the Options granted on the dateof grant.

5.	Mr. Huet and Mr. Doolin started with the Company effective December 19, 2024.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for its directors or officers at this time

****

Page | 40

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding as of December 31, 2024 granted by the Company to NEOs. This includes awards granted in prior years.

OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in- the- money Options [1]	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed [2]
	(#)	(CDN $)		(CDN $)	(#)	(CDN $)	(CDN $)
Joseph Andre Paul Huet Chairman and Chief Executive Officer	1,750,000	0.55	15/10/2027	5,833
Darren Blasutti President, Mexican Operations	700,000 750,000 900,000 700,000	1.24 0.90 0.31 0.55	23/02/2025 12/01/2026 19/12/2026 15/10/2027	Nil Nil 150,000 2,333	Nil	Nil	86,233
Warren Varga Chief Financial Officer	350,000 500,000 600,000 525,000	1.24 0.90 0.31 0.55	23/02/2025 12/01/2026 19/12/2026 15/10/2027	Nil Nil 100,000 1.750	Nil	Nil	41,983
Peter McRae SVP Corporate Affairs & CLO	325,000 300,000 400,000 525,000	1.24 0.90 0.31 0.55	23/02/2025 12/01/2026 19/12/2026 15/10/2025	Nil Nil 66,667 1,750	Nil	Nil	2,867
Stefan Axel VP Corporate Development & Communications	250,000 300,000	1.24 0.90	23/02/2025 12/01/2026	Nil Nil	Nil	Nil	Nil
Michael Doolin Chief Operating Officer	750,000	0.55	15/10/2027	2,500	Nil	Nil	Nil

1.	Calculated based on the difference between $0.56, the closing price of the Common Shares on the TSX on December 31, 2024, and the exercise price of the options.
2.

Amounts represent vested RSUs granted to the NEOs as deferred payment of incentive awards. The RSUs are redeemable for Common Shares of the Company or cash (at the Company’s option). The market payout value is based on the closing price at December 31, 2024.

Page | 41

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ending December 31, 2024.

Name	Option-based awards- Value vested during the year[1]	Share-based awards- Value vested during the year[2]	Non-equity incentive plan compensation-Value earned during the year[3]
	(CDN $)	(CDN $)	(CDN $)
Joseph Andre Paul Huet Chairman and Chief Executive Officer	5,833	Nil	Nil
Darren Blasutti President, Mexican Operations	152,333	86,233	500,000
Warren Varga Chief Financial Officer	104,750	41,983	476,875
Peter McRae SVP Corporate Affairs & CLO	68,417	2,867	339,000
Stefan Axell VP Corporate Development & Communications	Nil	Nil	24,250
Michael Doolin Chief Operating Officer	2,500	Nil	Nil

1.

Calculated using the difference between the exercise price and the closing price of the Common Shares of the Company on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

2.	The amounts posted represent RSUs granted to defer payment of an annual incentive bonus. The RSUs are either cash settled or settled either for cash or for Common Shares in the Company.
3.	These amounts represent cash bonuses earned or paid to the NEOs, relating to performance as determined at the discretion of the CCG Committee.

Page | 42

Performance Graph

The following graph compares the total cumulative shareholder return for CAD $100 invested in Common Shares during the period commencing on January 1, 2020 and ending on December 31, 2024 with the cumulative total return of the S&P/TSX Composite Index and the VanEck Vectors Junior Gold Miners ETF during the same period:

	Jan-20 (CDN $)	Dec-20 (CDN $)	Dec-21 (CDN $)	Dec-22 (CDN $)	Dec-23 (CDN $)	Dec-24 (CDN $)
Americas Gold	100	100	25	19	8	14
S&P/TSX Composite Index	100	102	124	114	123	145
VanEck Vectors Junior Gold Miners ETF	100	128	99	84	90	101

_____________________________

Source: Bloomberg (adjusted price data)

1.	VanEck Vectors Junior Gold Miners ETF is listed on the NYSE in USD. The index values were converted from USD to CAD using the average exchange rate for the date indicated.

During the period commencing on January 1, 2020 and ending on December 31, 2024, the Company’s cumulative Shareholder return trends generally performed comparably in terms of overall trends with the cumulative return of each of the S&P/TSX Composite Index and VanEck Vectors Junior Gold Miners ETF trends during the same period, however actual cumulative shareholder return for the Company did not, primarily due to the shareholder return experienced over calendar 2022, 2023 and 2024. A portion of the Executive compensation is always tied to the Company’s overall share performance. See “Summary Compensation Table” at page 51. The S&P/TSX Composite Index is an index of the stock prices of the largest companies on the TSX as measured by market capitalization. Stocks included in this index cover all sectors of the economy and the S&P/TSX Composite Index has traditionally been heavily weighted towards financial stocks. In addition, global commodity prices, world economic conditions, and general market conditions are significant factors affecting stock market performance, which are beyond the control of the Company’s Executives.

Page | 43

Termination and Change of Control Benefits

Termination without Cause

If Mr. Huet, Mr. Blasutti, Mr. Varga, Mr. Doolin, or Mr. McRae is terminated without cause, such NEO will be entitled to payment that is calculated with reference to his base salary and highest annual STI for the three previously completed fiscal years or STI target as applicable (as described in the table below) in a lump sum or by salary continuation. The NEO’s benefits coverage will continue until the end of the compensation period. Vesting of Options and other Awards is accelerated on a complete or partial basis on a termination without cause.

For illustrative purposes, had a termination without cause occurred on December 31, 2024, the applicable multiple and cash amount payable.

Name	Multiple	Aggregate Amount Payable (for Base Salary)[7]
Paul Huet	2 times	$2,475,000
Darren Blasutti	2 times	$1,197,255
Warren Varga	1 times	$519,692
Michael Doolin	1 times	$656,250
Peter McRae	1 times	$429,989

Termination on a Change of Control

In the event of a change of control of the Company and a termination of the NEO's employment during the 12 month period following such change of control (including by constructive dismissal), the NEO will be entitled to a lump sum payment of multiple (2.5 times, or 30 months, in the case of the Chairman and CEO, and 2 times, or 24 months, in the case of the other NEOs) of the NEO’s base salary for the three previously completed fiscal years or STI target as applicable. The NEO’s are also entitled to have their benefits coverage continue until the end of the compensation period. Vesting of Options and other Awards is accelerated on a complete or partial basis on a change of control.

The Company has the following arrangements pursuant to employment agreements that provide for payments to a NEO at, following or in connection with termination and a change in control of the Company as of December 31, 2024.

7 The calculations above do not include any amounts for pro rata bonus calculations in each case under section up to the date of termination.

Page | 44

Name	Multiple	Aggregate Cash Amount Payable (for Base Salary and STI) [8]
Paul Huet	2.5 times	$3,093,750
Darren Blasutti	2 times	$1,197,255
Warren Varga	2 times	$1,039,385
Michael Doolin	2 times	$1,312,500
Peter McRae	2 times	$859,979

Director Compensation

The CCG Committee considers annually and makes a recommendation to the Board regarding the adequacy and form of directors’ compensation.

For the year ended December 31, 2024, the following compensation was paid to our directors:

•	All non-executive directors receive a monthly retainer of CDN $4,167 payable quarterly in arrears.

•	Directors asked to perform special assignments at the request of the CEO were paid at the rate of CDN $2,000/day or as otherwise agreed by the CEO and Board on a case-by-case basis

•	Directors who are employees of the Company receive no additional compensation for serving on the Board.

•	Directors submit for reimbursement receipts for expenses that would reasonably be expected to be incurred by such director in carrying out his duties.

The Board fees (referenced above) remained unchanged for fiscal 2023 and fiscal 2024, such amounts generally paid quarterly in arrears, in cash and DSUs. Each Board member was permitted to elect to be paid in cash for up to 50% of their respective Board fees.

In fiscal 2024, the Company paid the Chairman of the Board an annual retainer of CDN $25,000. In addition, in fiscal 2024 the Company paid annual retainer amounts to its directors for their service as chairs and members of the committees of the Board in such period, in the amounts and as set out below:

COMMITTEE	COMMITTEE CHAIRMAN (CDN $)	OTHER COMMITTEE MEMBERS (CDN $)
Audit Committee	15,000	7,500
Compensation & Corporate Governance Committee	10,000	5,000
Sustainability and Technical Committee	10,000	7,500

8 The calculations above do not include any amounts for pro rata bonus calculations in each case under section up to the date of termination.

Page | 45

For ﬁscal 2025, following completion of the Galena Transaction and signiﬁcant board and senior management changes, the Company has adopted changes to its compensation philosophy, policies and practices, including the adoption of a Human Resources and Compensation Policy that was approved and adopted on March 25, 2025. This includes the oversight and governance of director compensation. The Company's goal is to attract qualiﬁed and experienced Board directors to, among other things, oversee the stages of the Company’s evolution and recognizes that it is the intellectual challenge in the role, and the reputation of the organization that will attract appropriate candidates. The Company recognizes the important role played by the Board in its ongoing success and the long-term interests of its shareholders. The Company also recognizes that those willing to undertake the workload and exercise eﬀective oversight need to be compensated competitively with the compensation provided by peer group companies.

The Company’s approach to Board compensation for 2025 and beyond is expected to be comprised of:

(i)	Base Retainer – a ﬁxed component paid quarterly in cash or the Company’s stock options, DSUs, RSUs or PSUs (subject to applicable thresholds set forth in the relevant equity plans);
(ii)

Lead Director and Committee Chair Premiums – a ﬁxed component paid quarterly in cash or the Company’s stock options, DSUs, RSUs or PSUs (subject to applicable thresholds set forth in the relevant equity plans);

(iii)

Committee member Premium – a ﬁxed component for each Committee on which a Board director sits, paid quarterly in cash, or the Company’s stock options, DSUs, RSUs, or PSUs (subject to applicable thresholds set forth in the relevant equity plans); and

(iv)	Long Term Retainer (“LTR”) – a ﬁxed component paid in the Company’s stock options, DSUs, RSUs or PSUs (subject to applicable thresholds set forth in the relevant equity plans).

A travel allowance will also be paid to compensate the Board directors for the travel time needed to attend Board meetings that are held in locations away from their location. The travel allowance is a ﬁxed component paid in cash, the amount being dependent on the location of the director and the meeting site.

****

Page | 46

Director Compensation Table

The following table sets forth the compensation awarded, paid to or earned, by the Company’s directors while serving as non-executive directors during the fiscal year-ended December 31, 2024:

Name of Director	Fees (paid in cash) ($)[1,2]	Share-based awards2 ($)	Option- based awards[3] ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)[1]
Christine Carson	Nil	35,212	49,768	Nil	Nil	84,980
Alex Davidson	Nil	61,621	48,353	Nil	Nil	109,974
Alan R. Edwards	Nil	42,255	48,353	Nil	Nil	90,608
Bradley R. Kipp	23,726	23,726	48,353	Nil	Nil	95,805
Gordon E. Pridham	22,814	22,814	48,353	Nil	Nil	93,981
Manuel Rivera	20,247	20,247	48,353	Nil	Nil	88,847
Lorie Waisberg(4)	Nil	49,277	48,353	Nil	Nil	97,630
Peter Goodie	Nil	1,547	Nil	Nil	Nil	Nil
Scott Hand	Nil	2,063	Nil	Nil	Nil	Nil

1.	All fees have been converted to U.S. funds using a conversion rate of 1.3698.
2.

Fees earned may be paid in cash or DSUs. The number of DSUs granted on a quarterly basis is calculated based on the fees owed for the applicable quarter, divided by the VWAP (as defined below) price of the Common Shares of the Company for the 5 days preceding the end of each quarter, with an increase to the number of DSUs to be granted at a factor of 1.25 of the fees owed.

3.

The fair value of option-based awards is determined in accordance with ‘IFRS 2 Share-based payment’ of IFRS. The Company uses the Black- Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s Common Shares and option-based awards. Sums in this column are not cash but are fair market value of the Options granted and the date of grant.

4.	Mr. Waisberg is not standing for re-election at the Meeting.

Page | 47

Directors’ Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding as of December 31, 2024 to non- executive directors of the Company. This includes awards granted in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised option	Option exercise price	Option expiration date	Value of unexercised in-the- money options[1]	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share- based awards not paid out or distributed
	(#)	(CDN $)		(CDN $)	(#)	(CDN $)	(CDN $)[2]
Christine Carson	150,000	0.71	11/08/2025	Nil	Nil	Nil	199,645
	250,000	0.90	12/01/2026	Nil
	225,000	0.31	19/12/2026	37,500
	250,000	0.55	15/10/2027	833
Alex Davidson	225,000	1.25	23/02/2025	Nil	Nil	Nil	484,369
	250,000	0.90	12/01/2026	Nil
	225,000	0.31	19/12/2026	37,500
	250,000	0.55	15/10/2027	833
Alan R. Edwards	225,000	1.25	23/02/2025	Nil	Nil	Nil	326,895
	250,000	0.90	12/01/2026	Nil
	225,000	0.31	19/12/2026	37,500
	250,000	0.55	15/10/2027	833
Bradley R. Kipp	225,000	1.25	23/02/2025	Nil	Nil	Nil	230,084
	250,000	0.90	12/01/2026	Nil
	225,000	0.31	19/12/2026	37,500
	250,000	0.55	15/10/2027	833
Gordon E. Pridham	225,000	1.25	23/02/2025	Nil	Nil	Nil	206,685
	250,000	0.90	12/01/2026	Nil
	225,000	0.31	19/12/2026	37,500
	250,000	0.55	15/10/2027	833
Manuel Rivera	225,000	1.25	23/02/2025	Nil	Nil	Nil	179,985
	250,000	0.90	12/01/2026	Nil
	225,000	0.31	19/12/2026	37,500
	250,000	0.55	15/10/2027	833
Lorie Waisberg(4)	225,000	1.25	23/02/2025	Nil	Nil	Nil	367,570
	250,000	0.90	12/01/2026	Nil
	225,000	0.31	19/12/2026	37,500
	250,000	0.55	15/10/2027	833
Peter Goudie	Nil	Nil	Nil	Nil	Nil	Nil	N/A3
Scott Hand	Nil	Nil	Nil	Nil	Nil	Nil	N/A3

1.

Calculated based on the difference between $0.56, the closing price of the Common Shares on the TSX on December 31, 2024, and the exercise price of the options. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

2.

Amounts represent DSUs granted to the directors as deferred payments of the directors’ annual retainer. The DSUs are redeemable for either cash or Common Shares of the Company. The market or payout value is based on closing price at December31, 2024.

3.	Director fees earned from December 19, 2024 – December 31, 2024 were elected to be paid in DSUs which were not issued until April 2025 and will be included in the 2025 Circular.
4.	Mr. Waisberg is not standing for re-election at the Meeting.

Page | 48

Directors’ Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the aggregate dollar value that would have been realized by the directors of the Company if the options under the option-based award had been exercised on the vesting date during the most recently completed fiscal year ended December 31, 2024.

Name	Option-based awards- Value vested during the year[1]	Share-based awards-Value vested during the year[2]	Non-equity incentive plan compensation-Value earned during the year
	(CDN $)	(CDN $)	(CDN $)
Christine Carson	38,333	136,034	Nil
Alex Davidson	38,333	293,502	Nil
Alan R. Edwards	38,333	199,104	Nil
Bradley R. Kipp	38,333	130,650	Nil
Gordon E. Pridham	38,333	119,649	Nil
Manuel Rivera	38,333	104,993	Nil
Lorie Waisberg4	38,333	226,049	Nil
Peter Goudie	Nil	N/A3	Nil
Scott Hand	Nil	N/A3	Nil

1.

Calculated using the difference between the exercise price and the closing price of the Common Shares on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

2.

Amounts represent DSUs granted to the directors as deferred payments of the director’s board fees. The DSUs are redeemable for either cash or Common Shares of the Company. The market or payout value is based on closing price at December 31, 2024.

3.	Director fees earned from December 19, 2024 – December 31, 2024 were elected to be paid in DSUs which were not issued until April 2025 and will be included in the 2025 Circular.
4.	Mr. Waisberg is not standing for re-election at the Meeting and following close of the Meeting will no longer be a member of the Board.

Risks Associated with the Company’s Compensation Policies and Practices

The CCG Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of Executives s, as well as administering the Company’s equity-based compensation plans. In particular, executive compensation packages are intended to maintain an appropriate balance between risk and reward keyed to the Company’s performance. There are a number of elements of the compensation program that are intended to manage risk and discourage excessive risk- taking by Executives and senior managers, including a balance of short-, medium- and long-term incentives and the establishment of appropriate corporate, strategic and individual performance goals for incentive compensation, as well as appropriate minimum thresholds and maximum (caps) for achievement if targets are exceeded (which prevents excessive payouts and acts as a disincentive against imprudent risk-taking). The CCG Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company. The Company’s Disclosure and Securities Trading Policy prohibits insiders from short-selling calls and puts in respect of the future value of Company’s securities.

Claw-back Policy

As disclosed under “Statement of Corporate Governance Practices – Incentive Compensation Clawback Policy”, the Company adopted the Incentive Compensation Clawback Policy effective October 2, 2023. A copy of the Incentive Compensation Clawback Policy is available on the Company’s website: https//www.americas- gold.com/corporate/corporate-governance/. The Incentive Compensation Clawback Policy allows the Company under certain circumstances to cancel or require reimbursement of incentive compensation awarded or paid to Executives and certain other members of management.

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At no time during or after the fiscal year ended December 31, 2024, was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Clawback Policy and, as of December 31, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Clawback Policy to a prior restatement.

Anti-Hedging and Anti-Pledging Policy

The Company’s insider trading policy prohibits Directors, NEOs and all employees from engaging in various hedging and derivatives transactions in respect of securities issued by the Company.

Share Ownership Policy for Directors and NEOs

For fiscal 2024, the Company did not currently have a formal minimum share ownership policy for directors and NEOs. However, a minimum of 50% and up to 100% of each director’s annual retainer is payable in DSUs, thus aligning the interests of directors and Shareholders.

For fiscal 2025 and going forward, the current adopted requirements are as follows:

Title	OWNERSHIP REQUIREMENT (aggregate value of common shares held)
Chief Executive Officer	3 X annual base salary[1]
Other Executives	2 X annual base salary
Directors	4 X annual base retainer[2]

1.	Based on Mr. Huet’s base salary of $550,000, he will be required to own $1,650,000 in equity of the Company.
2.	Based on the current annual base directors’ retainer of $60,000, directors other than Mr. Huet will be required to own $240,000 in equity of the Company

Each subject person is required to reach the applicable threshold by the later of (i) that date which is three years following his or her appointment, and (ii) that date which is three years following the date this Policy was first adopted, and, with respect to any increases in base annual salary (in the case of the CEO and senior management) or in the annual Board retainer (base) paid to a Director, the subject person will be required to reach the applicable threshold within three years after the increase.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has adopted the Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. For further details regarding the Stock Option Plan, Share Unit Plan and DSU Plan, see under the heading “Additional Disclosure – Long-Term Incentive Plans”. The Stock Option Plan is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and has been posted to the Company’s website at https://www.americas-gold.com/investors/shareholder-meeting-documents/.

The following table provides information on the Company’s Option and share based incentive plans as of December 31, 2024.

	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options (CDN $)	Number of Common Shares remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved By Shareholders – Stock Option Plan	20,110,000	$0.67	2,996,594
Equity Compensation Plans Approved By Shareholders – DSUs[1]	3,562,917	N/A	715,827
Equity Compensation Plans Approved By Shareholders – RSUs[2]	234,076	N/A	15,924
Total	23,906,993	$0.67	3,728,345

1.	DSUs granted as deferred payment of director’s annual retainer payments.
2.	RSUs granted as deferred payment of annual incentive bonus for Executives.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

The Company carries directors’ and officers’ liability insurance for the directors and officers of the Company, to a maximum amount of CDN $50,000,000. This policy is in effect until May 1, 2026 for an annual premium of CDN

$669,000.00.

The by-laws of the Company provide for the indemnification of each director or officer of the Company, each former director or officer of the Company and each individual who acts at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity, subject to the provisions of the CBCA. The Company has also entered into agreements evidencing its indemnity in favour of the foregoing persons.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following description reflects the current corporate governance policies of the Company, [as reviewed by the CCG Committee and approved by the Board].

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders and takes into account the role of the individual members of Management who are appointed by the Board and who are charged with the day-to-day management of the Company. National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision-making. Pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices, the Company is required to disclose its corporate governance practices, as set forth below. The Board will continue to monitor such practices on an ongoing basis and, when necessary, implement such additional practices as it deems appropriate.

Board of Directors and Independence from Management

The Board is currently comprised of seven (7) directors: Joseph Andrew Paul Huet, Scott Hand, Peter Goudie, Tara Hassan, Bradley R. Kipp, Gordon E. Pridham, and Lorie Waisberg. Mr. Waisberg is not standing for re-election at the Meeting. As detailed under “Item 2 – Election of Directors” if each of the Nominees are elected at the Meeting, the Board will continue to be comprised of seven directors.

The Board, in consultation with the CCG Committee, annually reviews the relationship between each director and the Company to determine if each director is or remains independent within the meaning of the Governance Guidelines. In accordance with applicable securities law, seven Nominees are considered independent as follows:

NAME	RELATIONSHIP	REASON FOR NON-INDEPENDENT STATUS
Joseph Andre Paul Huet	Non-Independent	Considered to have a material relationship with the Company by virtue of being the Chairman and President
Scott Hand	Independent	N/A
Peter Goudie	Independent	N/A
Tara Hassan(1)	Independent	N/A
Bradley R. Kipp	Independent	N/A
Gordon E. Pridham	Independent	N/A
Lorie Waisberg(2)	Independent	N/A

1.	Appointed to the Board effective April 21, 2025.
2.	Mr. Waisberg is not standing for re-election at the Meeting and following close of the Meeting will no longer be a member of the Board.

The Governance Guidelines state that the Board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110 and also that compensation and nominating committees should be constituted entirely of independent directors. NI 52-110 provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. “Material relationship” is defined as a relationship that could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. A “material relationship” is deemed to be present in the case of an individual that is, or has been, within the last three years, an employee or officer of the issuer (including subsidiaries). As such, Mr. Huet is not considered independent because of his position as CEO.

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The Company has a majority of independent directors and recognizes the importance of providing leadership to its independent directors. Every member, including the chair of each of the Company’s committees is an independent director and every committee charter provides for access to information respecting the Company and to executive officers, employees, external auditors and legal counsel of the Company. As well, each charter states that the committees may engage separate independent counsel and advisors at the expense of the Company.

The CCG Committee is responsible for identifying whether the Board’s mandate is effectively being carried out. Specifically, this committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities.

To facilitate the Board operating independently of management, the following processes are in place:

(a)	as appropriate, members of management, including the President and CEO, are not present for the discussion and determination of certain matters;

(b)	the independent directors regularly meet in-camera without management or directors who are not independent being present. All meetings held in 2024 had in-camera sessions without management present;

(c)	under the Company’s articles of incorporation, any one director may call a Board meeting;

(d)	the compensation of the President and CEO is considered independently by the CCG Committee at least annually; and

(e)	in addition to the standing committees of the Board, independent committees may be appointed from time to time, when appropriate.

Performance Assessment

On a yearly basis, each member of the Board completes a questionnaire which includes, among other items, a careful examination of Board structure (including an assessment as to whether the Board as a whole possesses the right skills and background for the current issues facing the Company), Board meetings and their effectiveness, the quality and timing of information provided to the Board, preparedness for succession planning within the organization, the Board’s relationship with Management, committee and Board effectiveness and strategy and metrics. The CCG Committee approves the content of each questionnaire, and the Chair of the CCG Committee analyzes the feedback and presents it to the full Board, includingthe CEO.

Meetings of the Board and Committees of the Board

The Board typically meets formally a minimum of four times per year. Each committee of the Board meets at least once each year, or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs that the Company faces from time to time.

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The following table provides details regarding director attendance at Board and committee meetings held during the relevant time period (January 1, 2024 to December 31, 2024).

MEETINGS ATTENDED	BOARD OF DIRECTORS	AUDIT COMMITTEE	S&T COMMITTEE	COMPENSATION AND CORPORATE GOVERNANCE
Joseph Andre Paul Huet	N/A		N/A
Scott Hand	N/A			N/A
Peter Goudie	N/A			N/A
Tara Hassan	N/A
Meri Verli	N/A
Bradley R. Kipp	8 of 8	5 of 5
Gordon E. Pridham	8 of 8	5 of 5		4 of 4
Lorie Waisberg(1)	8 of 8	5 of 5		4 of 4
Darren Blasutti	8 of 8
Christine Carson	8 of 8
Alex Davidson	8 of 8		3 of 3	3 of 4
Alan R. Edwards	6 of 8		3 of 3
Manuel Rivera	8 of 8		1 of 3

Note: Joseph Andre Paul Huet, Scott Hand and Peter Goudie joined the Board December 19, 2024 and no meetings were held after that date to December 31, 2024. Tara Hassan joined the Board on April 21, 2025. Meri Verli joined the Board effective June 24, 2025.

1. Mr. Waisberg is not standing for re-election at the Meeting.

Board members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance Board materials and be prepared to discuss such materials.

Meetings of Independent Directors

Each meeting of the Board includes the option of an in-camera session, whereby independent members have the opportunity to meet in the absence of Management and other non-independent board members. Independent directors are also free to meet separately at any time or to require Management to withdraw during certain discussions.

Board Mandate

A copy of the Board’s written mandate, which was confirmed May 7th, 2025 (“Board Mandate”) and sets out the responsibilities and duties of the directors as well as the directors’ expectations of Management, is available on the Company’s website at https://www.americas-gold.com/corporate/corporate-governance/ and is attached as Schedule “A” to this Circular.

The CCG Committee and the Board shall review and assess the adequacy of this Board Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the TSX or NYSE American LLC or any stock exchanges on which the Company’s shares are listed.

Position Descriptions

The Board has developed a written position description for the Chairman as detailed in the Board Mandate. The Chair of each Board committee acts within the parameters set by their respective committee charters.

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Other Company Directorships

The following current directors of the Company presently serve as directors of other reporting issuers as follows:

Name of Director	Name of Reporting Issuer	Position
Joseph Andre Paul Huet	Culico Metals Inc. New Found Gold Corp.	Chair Chair
Scott Hand	Boyd Biomedical LLC	Lead Director
Peter Goudie	Culico Metals Inc.	Director
Tara Hassan	Orezone Gold Corporation	Director
Meri Verli	Culico Metals Inc.	Director
Bradley Kipp	None	N/A
Gordon Pridham	None	N/A
Lorie Waisberg(1)	Metalex Ventures Ltd.	Director

1.	Mr. Waisberg is not standing for re-election at the Meeting and following close of the Meeting will no longer be a member of the Board.

Orientation and Continuing Education

The Board and Management will conduct orientation programs for new directors as soon as possible after their election or appointment as directors. The orientation programs will include presentations by Management to familiarize new directors with the Company’s operations, projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, the Code (defined below) and other governance policies, its principal officers, its independent auditors and its outside legal advisors. In addition, the orientation programs will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ duties and visits to Company headquarters and, to the extent practical, the Company’s significant locations of operation. This informal process is considered to be appropriate given the Company’s size, current level of operations, and the ongoing interaction amongst the directors.

The skills and knowledge of the Board as a whole are such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies, particularly in the natural resource sector and involving mineral properties. It is the Company’s view that all current members of the Board are well- versed and educated in the factors critical to the success of the Company. Board members are encouraged to communicate with Management, auditors and technical and other consultants to keep themselves current with industry trends and developments and changes in legislation with Management’s assistance. To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company may provide the directors with suggestions to undertake continuing director education. Reference is made to the table under the heading “Business of Meeting – Election of Directors” for a description of the current principal occupations of the members of the Board.

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Nomination of Directors

The CCG Committee will generally be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders, and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board. When appropriate, the CCG Committee will retain an independent executive search firm to assist it in identifying prospective board candidates. While no formal nomination procedure is in place to identify new candidates, the Board and the CCG Committee does review the experience and performance of Nominees for the election to the Board. When required, and in any event on an annual basis, the Board and the CCG Committee will meet to consider any vacancies on the Board or the desired size of the Board. Members of the Board are canvassed with respect to the qualifications of a potential candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that complement and enhance current Management and Board composition. The Board also assesses any potential conflicts, independence or time commitment concerns the candidate maypresent.

Profile and Skills

The CCG Committee periodically reviews the current profile of the Board, including the average age and tenure of individual directors and the representation of various areas of expertise, experience and diversity (including Designated Groups)9. The objective is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. The succession planning process may also involve the creation of a skills matrix to help the CCG Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. The Board does not have a mandatory term limit or age limit policy, but has had renewal through its merger transactions. In conjunction with the annual Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible. Given the Company’s current stage of development and competitive factors in attracting and retaining suitable candidates, the CCG Committee and Board does not believe that term or age limits are required or appropriate for the Company at this time.

Diversity

The Board recognizes that diversity leads to better and more informed decision-making and is an important attribute of well-functioning boards and senior management teams by bringing real value to their collective skills, perspective, insight and experience. In furtherance of this goal, the Board has adopted a formal written board diversity policy (the “Diversity Policy”) to encourage the promotion of diversity. In considering “diversity”, the Board will consider any dimension that can be used to differentiate groups and people from one another, including the respect for and appreciation of differences in gender, age, ethnic origin, Aboriginal status, visible minority status, religion, education, sexual orientation, political belief, or disability. The Board, in consultation with the CCG Committee, will develop, where possible, measurable objectives and strategies to meet the objectives of this Diversity Policy, and the Board is responsible for monitoring the progress of the objectives through evaluation and annual reporting.

According to the Diversity Policy, in filling Board and Executive vacancies, a target of a minimum of one candidate considered for each applicable position will be a woman or otherwise a member of a Designated Group. The requirement has been applied in the Company’s director searches and, as a result at the date of this Circular, there is one female director on the Board (14.28%). As of the date of the Circular no members of a Designated Group hold a position as an executive officer of the Company. In considering the composition of the Board or Management on an ongoing basis, emphasis will ultimately be based on ensuring the selection of the best qualified candidates available at the time given the needs and circumstances of the Board. While the Company has not adopted formal targets regarding the number of women or Designated Group members to be elected to the Board or to be appointed to Executive positions, the Board and management intends to continue to increase Designated Group diversity of the Board as it refreshes its membership to add new members. The Company will ensure that the Diversity Policy will be applied on an ongoing basis when determining the composition of the Board and management. This policy is reviewed on a yearly basis.

9 “Designated Groups” as defined under Section 3 of the Employment Equity Act (Canada) and includes women, Aboriginal peoples, persons with disabilities, and members of visible minorities. “Visible minorities” according to Statistics Canada, the visible minority population consists mainly of the following groups: South Asian, Chinese, Black, Filipino, Latin American, Arab, Southeast Asian, West Asian, Korean and Japanese.

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Risk Management

The Board has responsibility for oversight of management of the Company to ensure that it is acting in the best interests of the Company and its shareholders. This responsibility includes oversight in identifying and understanding the principal risks of the Company’s business (including, without limitation, strategic, operational, financial, compensation and regulatory risks). The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. The Audit Committee is responsible for monitoring financial risks and exposures, including the risk of a material misstatement in the Company’s financial disclosures. The CCG Committee is responsible for monitoring risks associated with the Company’s compensation policies and for effectiveness of the Company’s corporate governance policies. The S&T Committee is responsible for monitoring sustainability (including health, safety, environmental and social responsibility) risks and technical/operational risks associated with the Company’s mines and projects. The Board and its committees receive risk management updates from Management at meetings of the Board or its committees throughout the year as necessary. The Company plans to undergo a more extensive risk identification and analysis process, on a periodic basis, which will involve one-on-one interviews with applicable Executives as well as other senior management employeesandthe general managers ofcertain operations. The results of the interviews will be reviewed and analyzed by the Company’s executive management team and the Board. Following consideration of the information provided by Management, the Board will provide feedback and make recommendations, as needed.

Sustainability Performance

In March 2021, the Company released its first sustainability report for the Cosalá Operations, “Working Towards Sustainability.” This report focused on the Company’s Environmental, Social, and Governance (“ESG”) strategy, management, policies, and performance at the Cosalá Operations between January 1, 2018, and January 31, 2020, highlighting overall the Company’s commitment to the mining industry in Mexico and to the Cosalá community in Sinaloa. The Company’s disclosure in this report was centered on the five key pillars of its corporate responsibility strategy, including governance and business ethics, our people, health and safety, environmental stewardship, and community involvement. The Company also affirmed its commitment to make sustainability reporting a key component of its ongoing sustainability program. In accordance with best practices, the report accounted for the Company’s fulfillment of its labour commitments, as well as the environmental, social, safety, and economic impacts in the community where the Cosalá Operations are located.

In June 2022, the second sustainability report for the Cosalá Operations, “Commitment to Sustainability” was released. The report stated that while there was limited information disclosed due to the illegal blockade which halted operations, it included information regarding the restarting of the operations and highlighted the support provided by the Mexican and Canadian governments along with the Company’s employees to reopen the operations at Cosalá. The report also focused on the Company’s ESG strategies and the reaffirmation of its commitment to continue working within a framework of responsible mining that contributes to the growth of the community through employment and local procurement.

As part of the Company’s commitment to make sustainability reporting a key component of its ongoing operations, a sustainability report covering the Company’s operations for the period from January 1, 2022 to December 31, 2025 is being prepared under the direction of the Company’s Vice President, Sustainability and Communications.

Key highlights of the Company’s ESG performance at the Cosalá Operations and the full text of the reports are available on the Company’s website. The content of the Company’s website and information accessible through the website do not form part of this Circular

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Ethical Business Conduct

The Company has a written Code of Business Conduct and Ethics as re-approved April 30, 2021 by the Board (the “Code”) which is designed to provide guidance on the conduct of the Company’s business in accordance with high ethical standards. A copy of the Code is available on the Company’s website, https://www.americas- gold.com/corporate/corporate-governance/. and on the Company’s SEDAR+ profile at www.sedarplus.ca.

All directors, Executives and employees are expected to comply with the Code, and sign off annually on the Code, reaffirming their commitment to upholding and acting in accordance with the Company’s high standards of business conduct. The Code is part of the Company’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

Consistent with the provisions of the Code, the Company’s directors and officers are bound by the provisions of the Canada Business Corporations Act which contains provisions relating to conflicts of interest. In particular, any director who has a material interest in a particular transaction is required to disclose such interest and to refrain from voting with respect to the approval of any such transaction.

In the unlikely event of a waiver, any such waivers of the Code for directors or NEOs must be approved by the Board or the CCG Committee and such waiver will be promptly disclosed as required by law.

Shareholder Engagement

The Company is committed to regular, transparent and active communication with its shareholders. Throughout the year, members of the Company’s management team regularly engage with shareholders to ensure that the Company is addressing their questions or concerns. Throughout the year, the Company’s NEOs from time to time also meet with representatives of both current institutional shareholders as well as potential investors to discuss, among other things, the Company’s business strategy, financial performance, governance practices, executive compensation, and various other matters. Those members of management also regularly attend and participate in analyst meetings and industry and investment community conferences. Management discusses with the Board any material concerns raised by its Shareholders.

Whistleblower Policy

The Board has adopted a Whistleblower Policy that establishes procedures for (i) the receipt, retention, investigation and treatment of complaints received by the Company regarding violations of the Code or accounting, internal accounting controls, auditing matters; and (ii) submission by company personnel and others of complaints regarding such reportable activities on a confidential basis. A copy of the Company’s Whistleblower Policy is available on the Company’s website: https://www.americas-gold.com/corporate/corporate-governance/.

Corporate Disclosure and Securities Trading Policy

The Board has adopted a Corporate Disclosure and Securities Trading Policy, which was confirmed on April 30, 2021 a copy of which is available on the Company’s website: https://www.americas-gold.com/corporate/corporate- governance/. The policy is intended to help to ensure that the Company and Company personnel comply with these requirements by setting out procedures and guidelines for:

•	Dealing on a day-to-day basis with the Company’s material non-public and/or confidential information;

•	Communicating with all market participants; and

•	Restricting trading by Company personnel in securities of the Company and other issuers in respect of which Company personnel may receive material, non-public information while representing the Company, if the Company personnel is in possession of material, non-publicinformation.

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Strict compliance with the provisions of this policy is required, with a view to enhancing investor confidence in the Company’s securities and contributing to the ethical business conduct of the Company’s personnel.

Incentive Compensation Clawback Policy

The Company has adopted a compensation recovery policy effective October 2, 2023 (referred to as the “Incentive Compensation Clawback Policy” ) as required by NYSE American listing rules and pursuant to Rule 10D-1 of the Exchange Act a copy of which is available on the Company’s website: https//www.americas- gold.com/corporate/corporate-governance/. At no time during or after the fiscal year ended December 31, 2024, was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Clawback Policy and, as of December 31, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Clawback Policy to a prior restatement.

Board Committees

To assist it in exercising its responsibilities, the Board established three standing committees of the Board effective January 30, 2015: the Audit Committee, the CCG Committee and the Sustainability and Technical Committee (the “S&T Committee”). The Board may establish other standing committees from time to time as it considers appropriate. Each committee is governed by a written charter as referenced below. At a minimum, each charter clearly establishes the committee’s purpose, responsibilities, member qualifications member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Charters are generally reviewed by the Board (or the CCG Committee) annually or as needed. The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

Compensation and Corporate Governance Committee

The CCG Committee is currently comprised of Peter Goudie (Chair), Scott Hand and Lorie Waisberg, all of whom are independent directors. Mr. Waisberg is not standing for re-election at the Meeting and following close of the Meeting will no longer be a member of the Board or serve on the CCG Committee (or any other committee of the Board). The role of the CCG Committee is to assist the Board in fulfilling its corporate governance and director nominating responsibilities as well as overseeing certain compensation and succession planning matters. The CCG Committee is governed by its charter, a copy of which is available on the Company’s website: https://www.americas- gold.com/corporate/corporate-governance/.

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Audit Committee

The Audit Committee is responsible for monitoring the Company’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas. The members of the Audit Committee are Bradley R. Kipp (Chair), Lorie Waisberg and Gordon E. Pridham, all of whom are “independent” directors as defined in NI 52-110. Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Company’s financial statements. Mr. Waisberg is not standing for re-election at the Meeting and following close of the Meeting will no longer be a member of the Board or serve on the Audit Committee (or any other committee of the Board)

Information and disclosure relating to the Company’s audit committee as required under NI 52-110F is under the heading “Audit Committee Information” of the Company’s Annual Information Form dated March 31, 2025, and is available under the Company’s profile on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. The Audit Committee Charter is available on the Company’s website: https://www.americas-gold.com/corporate/corporate- governance/.

Sustainability and Technical Committee

The S&T Committee is currently comprised of Joseph Andre Paul Huet (Chair). Mr. Huet is not considered an independent director based on his position as President of the Company. The role of the S&T Committee is to assist Board in reviewing and monitoring sustainability matters, including environmental, health, safety and technical and operational matters and programs and overseeing the Company’s performance in such areas. The S&T Committee Charter is available on the Company’s website: https://www.americas-gold.com/corporate/corporate-governance/.

ADDITIONAL DISCLOSURE ON EQUITY PLANS

Long-Term Incentive Plans

Stock Option Plan

The Company’s stock option plan (the “Stock Option Plan”) was amended and restated and most recently approved by shareholders at the annual and special meeting of Shareholders held on June 29, 2022 (the “2022 Company Meeting”).

In connection with the Meeting, the Company is proposing to amend and restate the existing Stock Option Plan, subject to approval by shareholders at the Meeting, to make the Proposed Stock Option Plan Amendments and certain other amendments that do not require shareholder approval. For further information regarding these amendments, see “Item 6 – Re-Approval of Stock Option Plan and Approval of the Proposed Stock Option Plan Amendments”.

The following summary describes the Stock Option Plan as amended by the Proposed Stock Option Plan Amendments and the other amendments that do not require shareholder approval.

Directors, officers, employees and consultants of the Company are eligible to participate in the Stock Option Plan. (“Options”) issued thereunder allow participants (“SOP Participants”) to purchase Common Shares at a specified exercise price within a specified maximum exercise period of 10 years. The purpose of the Stock Option Plan is to improve the Company’s long-term financial success by closely aligning the SOP Participants’ personal interests with those of the Company’s shareholders.

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For the purposes of the Stock Option Plan, the option price shall be established at the time each Option is granted, which shall in all cases be not less than the volume-weighted average trading price of the Common Shares on the exchange with the greatest volume of trading over the applicable period, for the five trading days before the relevant date or, if there is no reported sale price at which the Common Shares traded on an Exchange during such period, the average of the closing bid and ask prices (on the exchange with the narrowest such bid-ask spread) for the trading day immediately before the relevant date.

Subject to the provisions of the Stock Option Plan, the Board shall have the authority to determine the eligible persons to whom Options may be granted; to grant Options and determine their terms, including the number of Common Shares subject to the applicable Option, the timing of grants, the exercise price, restrictions on transfer, the vesting schedule, limitations, restrictions and conditions applicable to Options, the form of any Option agreement (not inconsistent with the Stock Option Plan) to evidence the grant of an Option; to interpret the Stock Option Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Stock Option Plan as it shall from time to time deem advisable; and to make all other determinations, settle any disputes or take any other action in connection with the implementation and administration of the Stock Option Plan.

Options will vest on the basis specified in the applicable Option agreement. Furthermore, in the event of a proposed change of control, any Option held by any SOP Participant that is not fully vested on the date that the Change of Control occurs shall, subject to the approval of each applicable regulatory authority or exchange and subject to the provisions of any other written agreement between the SOP Participant and the Company, if applicable, vest immediately prior to the change of control, and all Options held by the SOP Participants shall be immediately exercisable within a 30-day period following the change of control regardless of the expiry date.

A SOP Participant may not transfer or assign an Option, including by operation of law, except on the death of the SOP Participant, by will or applicable laws of succession, provided that, subject to applicable law, a SOP Participant may designate in writing (on terms specified by the Company) a beneficiary to receive any benefits that are payable under this Plan and any Option on death. Furthermore, a SOP Participant may not grant a security interest in, pledge or otherwise encumber an Option.

Except as otherwise determined by the Board or unless otherwise specified in the Option agreement, the employment agreement of the applicable SOP Participant or as may otherwise be required to satisfy the minimum requirements of applicable employment or labour standards legislation, if a SOP Participant’s termination date occurs for any reason whatso-ever other than death, disability or termination with cause, then the SOP Participant may exercise any of the SOP Participant’s Options to the extent that the Options have vested as at the termination date until the earlier of the expiry date of the particular Option and the date that is 90 days after the termination date, after which such Options expire and are cancelled. Any Options held by the SOP Participant that have not vested as at the SOP Participant’s termination date shall immediately expire and are cancelled on the SOP Participant’s termination date. If a SOP Participant dies or is determined to have a disability while an eligible person, the SOP Participant or their personal representative, as applicable, may exercise any of the SOP Participant’s Options to the extent that the Options have vested as at the SOP Participant’s death or disability until the earlier of the expiry date of the particular Option and the date that is twelve months after the date of the SOP Participant’s death or disability, after which such Options expire and are cancelled. Any Options held by the SOP Participant that have not vested as at the date of the SOP Participant’s death or disability shall immediately expire and are cancelled on the date of the SOP Participant’s death or disability. If a SOP Participant is terminated with cause (as determined by the Board) no Option held by such SOP Participant may be exercised following the SOP Participant’s termination date.

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Notwithstanding anything in the Stock Option Plan to the contrary, all Options granted under the Stock Option Plan, and any Shares issued or payments made under the Stock Option Plan in respect of any Options shall be subject to clawback or recoupment as permitted or mandated by applicable law, rules, regulations or any Company policy as enacted, adopted or modified from time to time.

Subject to any policies of the Exchange, in lieu of exercising any vested Option to purchase Common Shares, a SOP Participant may complete a cashless exercise with a properly completed notice of Net Exercise, in a form approved by the Board from time to time, and elect to receive that number of Common Shares determined in accordance with the formula for a cashless exercise set out in the Stock Option Plan.

The Board has determined that the maximum number of Common Shares available for issuance upon redemption of Options, combined with the number of Common Shares issuable under all security-based compensation arrangements of the Company (including the Stock Option Plan, the DSU Plan and the Share Unit Plan), will not exceed 10% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares issuable at any time and issued within any one-year period to any insiders of the Company under all security- based compensation arrangements, including the DSU Plan and the Share Unit Plan, cannot exceed 10% of the issued and outstanding Common Shares.

In addition, pursuant to the Stock Option Plan (i) the maximum aggregate number of Common Shares reserved for issuance to all non-executive directors under the Stock Option Plan and all other security-based compensation arrangements of the Company is limited to 1% of the total number of Common Shares then issued and outstanding,

(ii) the maximum value of Options granted under the Stock Option Plan to any non-executive director in a one-year period is limited to CDN $100,000, and (iii) the maximum aggregate value of all awards granted under the Stock Option Plan to any non-executive director combined with the value of all grants under other security-based compensation arrangements of the Company in such one-year period is limited to CDN $150,000.

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the Stock Option Plan does not have a fixed maximum number of securities issuable pursuant thereto, it was last approved by Shareholders at the 2022 Company Meeting.

The Board may amend, suspend or terminate the Stock Option Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required exchange or shareholder approval. No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any SOP Participant without the consent of such SOP Participant. Subject to applicable regulatory approval and without limiting the generality of the foregoing, the Board may make the following amendments to the Stock Option Plan or an Option granted under the Stock Option Plan, as applicable, without obtaining approval of any shareholder of the Company:

(i)

amendments to the terms and conditions of the Stock Option Plan necessary to ensure that the Stock Option Plan complies with applicable laws and regulatory requirements, including the requirements of the TSX or NYSE America, as applicable, in place from time to time;

(ii)

amendments of a “housekeeping” or administrative nature, including any amendment to cure any ambiguity, error or omission in the Stock Option Plan or any option agreement or to correct or supplement any provision of the Stock Option Plan or any option agreement that is inconsistent with any other provision of the Stock Option Plan or other option agreement provided such amendment does not alter the scope, nature and intent of the affected provisions;

(iii)	amendments to the provisions of the Stock Option Plan respecting the terms and conditions on which Options may be granted pursuant to the Stock Option Plan, including the vesting schedule;

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(iv)	the addition of, and subsequent amendment to, any financial assistance provision;
(v)	amendments to the termination provisions of Options or the Stock Option Plan which do not entail an extension beyond the original expiry date;
(vi)	the addition of a cashless exercise feature, payable in cash or securities;
(vii)

amendments ensuring that the Options granted under the Stock Option Plan will comply with any provisions respecting the income tax and other laws in force in any country or jurisdiction of which a SOP Participant to whom an Option has been granted may from time to time be resident or a citizen; and

(viii)	any other amendments not requiring shareholder approval under applicable laws or the requirements of the TSX or NYSE American, as applicable.

The Board may not, without the approval of the Company’s shareholders, make amendments to the Stock Option Plan or an Option granted under the Stock Option Plan with respect to the following:

(i)	an increase to the maximum number or percentage of securities issuable under the Stock Option Plan;
(ii)	a reduction in the exercise price of an outstanding Option or other entitlements under the Stock Option Plan;
(iii)	amendments to remove or increase the insider participation limits under the Stock Option Plan;
(iv)	any cancellation and reissue of Options or other entitlements;
(v)

any change to the definition of “Eligible Person” set out in the Stock Option Plan where such change may permit non-executive directors to participate on a discretionary basis under the Stock Option Plan;

(vi)	an amendment to the prohibition on transferring or assigning Options under the Stock Option Plan;
(vii)	an amendment to the amendment provisions of the Stock Option Plan so as to increase the ability of the Board to amend the Stock Option Plan without the approval of the Company’s shareholders;
(viii)	an amendment that extends the term of Options beyond their original expiry; and
(ix)	any changes to the limits set out in Section 1.4 of the Stock Option Plan.

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the Stock Option Plan does not have a fixed maximum number of securities issuable pursuant thereto, it was last approved by Shareholders at the 2022 Company Meeting.

Share Unit Plan

The Board is proposing to adopt a share unit plan (the “Share Unit Plan”) to allow the Company to settle awards of restricted share units (“RSUs”) and performance share units (“PSUs”) in cash or by issuing Common Shares. The existing restricted share unit plan of the Company was most recently re-approved at the 2022 Company Meeting.

In connection with the Meeting, the Company is proposing to amend and restate the existing restricted share unit plan (as the Share Unit Plan), subject to approval by shareholders at the Meeting, to make the Proposed Share Unit Plan Amendment and certain other amendments that do not require shareholder approval, including the addition of the ability to issue PSUs and establish performance conditions to the vesting of such PSUs and the determination of the achievement of such performance conditions. For further information regarding these amendments, see “Item 5 – Re-Approval of Share Unit Plan and Approval of the Proposed Share Unit Plan Amendment”. The following summary describes the Share Unit Plan as amended by the Proposed Share Unit Plan Amendment and the other amendments that do not require shareholder approval.

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Any director, officer, employee, or consultant of the Company is eligible to participate in the Share Unit Plan. When vested, each RSU or PSU, as applicable, entitles a participant thereunder (a “Unit Participant”) to receive, subject to adjustments as provided for in the Share Unit Plan, one Common Share (subject to Shareholder approval of the Share Unit Plan) or payment in cash for the equivalent thereof. The terms and conditions of vesting, including any performance conditions, (if applicable) of each award are determined by the Board at the time of the grant.

The vesting of each award cannot extend beyond December 31st of the third calendar year after the year in which the grant occurred. RSUs and PSUs may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of other than to the Unit Participant’s beneficiary or estate, as the case may be, upon the death of the Unit Participant. RSUs and PSUs are akin to the DSUs and phantom shares that track the value of the underlying Common Shares, but do not entitle the recipient to the underlying Common Shares until such RSUs or PSUs vest, nor do they entitle a Unit Participant to exercise voting rights or any other rights attaching to ownership or control of the Common Shares, until the RSU or PSU vests and the Unit Participant receives Common Shares.

All RSUs and PSUs awarded under the Share Unit Plan, and any Common Shares issued or payments made under the Share Unit Plan in respect of any RSUs or PSUs shall be subject to clawback or recoupment as permitted or mandated by Applicable Law, rules, regulations or any Company policy as enacted, adopted or modified from time to time.

For the purposes of the Share Unit Plan, the value of the RSU or PSU, as applicable, on the redemption date is the number of RSUs or PSUs, as applicable, in the Unit Participant’s account(s) times the fair market value of the Common Shares which is the weighted average price of the Common Shares on the TSX for the five days on which the Common Shares were traded immediately preceding such redemption date, but if the Common Shares did not trade on such trading days, the fair market value shall be the average of the bid and ask prices in respect of the Common Shares at the close of trading on such trading day.

The Company may from time to time impose trading blackouts during which some or all Unit Participants may not trade in the securities of the Company. If the redemption date of any grant falls within such a blackout period, it shall be automatically extended to the date which is ten business days following the end of such blackout period.

The Share Unit Plan may be amended at any time by the Board in its sole discretion, subject to applicable regulatory approval, (including, approval of the TSX), and the terms of the Share Unit Plan; provided that, no such amendment shall, unless required by law, adversely affect the rights of any Unit Participant with respect to an RSU or PSU previously granted to the affected Unit Participant, without the consent of the Unit Participant, and any amendment will be such that the Share Unit Plan continuously meets the conditions and requirements of applicable law. Without limiting the generality of the foregoing, the Board may make the following amendments to the Share Unit Plan without obtaining Shareholder approval:

(i)	amendments to the vesting provisions of the Share Unit Plan and any award agreement;
(ii)

amendments to the terms and conditions of the Share Unit Plan necessary to ensure that the Share Unit Plan complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the TSX in place from time to time;

(iii)	amendments to the provisions of the Share Unit Plan respecting administration of the Share Unit Plan;
(iv)	amendments to the provisions of the Share Unit Plan respecting the terms and conditions on which RSU and/or PSU awards may be made pursuant to the Share Unit Plan;
(v)	amendments to the Share Unit Plan that are of a “housekeeping” nature; and
(vi)	any other amendments, fundamental or otherwise, not requiring Shareholder approval under the Share Unit Plan, applicable laws or applicable policies of the TSX.

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The Board may not, without the approval of the Company’s shareholders, make the following amendments to the Share Unit Plan:

(i)	an increase to the Share Unit Plan maximum or the number of Common Shares reserved for issuance under the Share Unit Plan;
(ii)	any amendment to the amendment provisions in Sections 5.2.2 and 5.2.3 of the Share Unit Plan;
(iii)	extension of the termination or expiry of an RSU or PSU award;
(iv)	the removal or increase of “Insider Participation Limits”;
(v)	any change that would materially modify the eligibility requirements for participation in the Share Unit Plan; and
(vi)	any amendment that permits the assignment or transfer of a RSU or PSU other than for normal estate planning purposes.

The Board determined that the maximum number of Common Shares available for issuance upon the redemption of RSUs and PSUs, combined with the number of Common Shares reserved for issuance under all full-award security- based compensation arrangements of the Company (consisting of the Stock Option Plan, the DSU Plan and the Share Unit Plan) and all security-based compensation arrangements of the Company (consisting of the Stock Option Plan, the DSU Plan and the Share Unit Plan), will not exceed 5% and 10%, respectively, of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. The maximum number of Common Shares reserved for issuance at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the Stock Option Plan, the DSU Plan and the Share Unit Plan, cannot exceed 10% of the issued and outstanding Common Shares (subject to the 5.0% sub-limit applicable under the DSU Plan and Share Unit Plan for share-settled DSU, PSU and RSU award grants).

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the Share Unit Plan does not have a fixed maximum number of securities issuable pursuant thereto, it was last approved by Shareholders at the 2022 Company Meeting.

Deferred Share Unit Plan

The Company has adopted a deferred share unit plan (the “DSU Plan”) for directors, who are not employees or officers of the Company or any of its affiliates.

The purpose of the DSU Plan is to advance the interests of the Company and its affiliates by attracting and retaining highly competent persons as directors, to allow such persons to participate in the long-term success of the company and to promote a greater alignment of interests between the participants designated under the DSU Plan and the shareholders of the Company.

The DSU Plan is administered by the Board, which may delegate its duties to the CCG Committee. Under the DSU Plan, the Board may grant deferred share units (“DSUs”) to directors who are not an employees of the Company or any of its affiliates (“DSU Participants”, and each, a “DSU Participant”). The Board also determines the effective date of the DSU awards, the number of DSUs to be allocated, the terms and conditions of vesting (if any), and such other terms and conditions which the Board considers appropriate.

Each DSU award entitles the DSU Participant to receive, subject to adjustment as provided for in the DSU Plan, a lump sum cash payment or, at the Company’s discretion, Common Shares equal to the whole number of DSUs credited to the DSU Participant (plus a cash settlement for any fraction of a DSU). DSU awards are to be settled in the manner specified by the Board following the date the DSU Participant ceases to be a director of the Company but not later than December 15th of the calendar year commencing immediately after the DSU Participant ceases to be a director of the Company (the “Settlement Date”).

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DSUs are akin to phantom shares that track the value of the underlying Common Share, but do not entitle the DSU Participant to the underlying Common Shares, nor do they entitle a DSU Participant to exercise voting rights or any other rights attaching to ownership or control of the Common Shares, until the DSU vests (if applicable) and the DSU Participant receives Common Shares. DSUs and all other rights, benefits or interests in the DSU Plan are non- transferrable (other than to the DSU Participant’s beneficiary or estate, as the case may be, upon the death of the DSU Participant).

For the purposes of the DSU Plan, the value of the DSU on the Settlement Date is the market price, being the volume- weighted average price (“VWAP”) of the Common Shares on the TSX for the five trading days immediately preceding such Settlement Date, but if the Common Shares did not trade on such trading days, the market price shall be average of the bid and ask prices in respect of the Common Shares at the close of trading on such trading day.

The Company may from time to time impose trading blackouts in accordance with applicable securities laws during which some or all DSU Participants may not trade in the securities of the Company. If the Settlement Date of any award of DSUs falls within such a blackout period, it shall be automatically extended to the date which is ten business days following the end of such blackout period.

In the event of the death of a DSU Participant prior to the settlement of the DSUs credited to his or her account, the Board shall, cause to be delivered to the estate of the DSU Participant or such DSU Participant’s beneficiary, the cash payment or number of Common Shares such DSU Participant would have been entitled to.

The DSU Plan may be amended at any time by the Board in its sole discretion, subject to applicable regulatory approval (including, approval of the TSX), and the terms of the DSU Plan; provided that no such amendment shall, unless required by law, adversely affect the rights of any DSU Participant with respect to DSUs to which the DSU Participant is then entitled to under the DSU Plan, without the consent of the DSU Participant, and any amendment shall be such that the DSU Plan continuously meets the conditions and requirements of certain applicable tax laws. Without limiting the generality of the foregoing, the Board may make the following amendments to the DSU Plan without obtaining Shareholder approval:

(i)	amendments to the vesting provisions of the DSU Plan and any DSU award agreement;
(ii)

amendments to the terms and conditions of the DSU Plan necessary to ensure that the DSU Plan complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the TSX in place from time to time;

(iii)	amendments to the provisions of the DSU Plan respecting administration of the DSU Plan;
(iv)	amendments to the provisions of the DSU Plan respecting the terms and conditions on which DSU awards may be made pursuant to the DSU Plan;
(v)	amendments to the DSU Plan that are of a “housekeeping” nature; and
(vi)	any other amendments, fundamental or otherwise, not requiring Shareholder approval under the DSU Plan, applicable laws or applicable policies of the TSX.

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The Board may not, without the approval of the Company’s shareholders, make the following amendments to the DSU Plan:

(i)	an increase to the DSU Plan maximum or the number of Common Shares reserved for issuance under the DSU Plan;
(ii)	any amendment to the amendment provisions in Sections 8.2 and 8.3 of the DSU Plan;
(iii)	extension of the termination or expiry of a DSU award;
(iv)	the removal or increase of “Insider Participation Limits”;
(v)	any change that would materially modify the eligibility requirements for the participation in the DSU Plan; and
(vi)	any amendment that permits the assignment or transfer of a DSU other than for normal estate planning purposes.

The Board has determined that the maximum number of Common Shares available for issuance upon redemption of DSUs, combined with the number of Common Shares issuable under all full-value security-based compensation arrangements of the Company (consisting of the DSU Plan and the Share Unit Plan) and all security-based compensation arrangements of the Company (consisting of the Stock Option Plan, the DSU Plan and the Share Unit Plan), will not exceed 5% and 10%, respectively, of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. The maximum number of Common Shares issuable at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the Stock Option Plan, DSU Plan and the Share Unit Plan, cannot exceed 10% of the issued and outstanding Common Shares (subject to the 5.0% sub-limit applicable under the DSU Plan and Share Unit Plan for share-settled DSU and RSU award grants).

The maximum aggregate value of DSU awards granted under the DSU Plan to any non-employee director in a one- year period combined with the value of all grants under other security-based compensation arrangements of the Company in such one-year period will not exceed CDN$150,000. The foregoing limitation does not apply to grants of DSUs made in lieu of directors’ fees.

The number of DSUs granted on a quarterly basis is calculated based on the fees owed for the applicable quarter, divided by the VWAP of the Common Shares of the Company for the 5 days preceding the end of each quarter, with an increase to the number of DSUs to be granted at a factor of 1.25 of the fees earned.

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the DSU Plan does not have a fixed maximum number of securities issuable pursuant thereto, it was last approved by Shareholders at the 2022 Company Meeting.

The Board has determined that the maximum number of Common Shares available for issuance upon the redemption of RSUs or DSUs, combined with the number of Common Shares issuable under all full-value security-based compensation arrangements of the Company (consisting of the DSU Plan and the Share Unit Plan) and all security- based compensation arrangements of the Company (consisting of the Stock Option Plan, the DSU Plan and the Share Unit Plan), will not exceed 5% and 10%, respectively, of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. The maximum number of Common Shares reserved for issuance at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the DSU Plan and the Share Unit Plan, cannot exceed 10% of the issued and outstanding Common Shares.

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Issued & Outstanding Securities

The following table sets forth the annual “burn rate” of the Stock Option Plan, the Share Unit Plan and the DSU Plan

for each of the three most recently completed fiscal years, calculated using the TSX's prescribed methodology:

		2024	2023	2022
Burn Rate[1]	Stock Option Plan	3.42%	3.86%	2.03%
	Share Unit Plan	0.09%	0.00%	0.00%
	DSU Plan	0.45%	0.46%	0.29%

[1]

The above burn rates have been calculated using the TSX’s prescribed methodology. Under that methodology, the burn rate is the number of awards granted in a fiscal year, expressed as a percentage of the weighted average number of Common Shares outstanding for the applicable fiscal year calculated in accordance with the CPA Canada Handbook.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or officer or any associate or affiliate of any such director or officer is, or at any time during the recently completed financial year was, indebted to the Company, other than routine indebtedness.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a director of the Company, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in the matters to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described herein, no director, officer, or 10% shareholder of the Company, or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or any proposed transaction, that has materially affected or will materially affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. Additional financial information is provided in the Company’s annual financial statements for the fiscal year ended December 31, 2024, the notes appended thereto, and in Management’s Discussion and Analysis for the fiscal year ended December 31, 2024, which can be obtained upon request to the Company, or by going to the Company’s SEDAR+ profile on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. The Company may require payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.

Reference to our website is included in this notice as an inactive textual reference only. Information contained on our website is not incorporated by reference in this Circular and should not be considered to be a part of this Circular.

****

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BOARD APPROVAL

The contents and sending of this Circular have been approved by the Board. A copy of this Circular has been sent to each director of the Company and made available to each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED this 15th day of May, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

Signed:
Joseph Andre Paul Huet
Chief Executive Officer

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Americas Gold and Silver Corporation

FORWARD-LOOKING STATEMENTS

Statements contained in this Circular may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). Often, but not always, forward-looking statements can be identified by forward-looking words such as “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions. Specific forward-looking statements in this Circular include, but are not limited to, the Company’s approach to director and executive compensation going forward and, subject to Shareholder approval of the Share Consolidation Special Resolution and applicable exchange approvals, the Board’s exercise of its authority to implement the Share Consolidation and discretion to determine the Consolidation Ratio.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) that could cause results to differ materially from those expressed in the forward-looking statements contained in this Circular include, but are not limited to risks relating to: interpretations or reinterpretations of geologic information; results of exploration and production activities; inability or delay in obtaining permits required for future exploration, development or production; to mineral reserves and mineral resources and related interpretations, development and production and the Company’s ability to sustain or increase present production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; any hedging activities of the Company; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; operational matters and hazards inherent in the mining industry; competition in the mining industry; non-compliance with exchange listing standards; cybersecurity; government regulation of mining operations; cyclical aspects of the Company’s business; changing global economic conditions and market volatility, including volatility in financial markets, adverse changes in currencies, trade policies and inflation; geopolitical instability, political unrest, tariffs or trade restrictions, war, and other global conflicts; ground conditions; government regulation and environmental compliance, property claims, title, surface rights and access; mining and exploration activities and future mining operations; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; illegal blockades and other factors limiting mine access or regular operations without interruption; labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; failure of plant, equipment, processes and transportation services to operate as anticipated; the recent US election and expectations related to and actions taken by the current administration; recession expectations; environmental compliance, climate change and government regulation thereof; variations in ore grade or recovery rates; capital and construction expenditures; certain of the Company’s material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks associated with foreign operations; risks related to the Company’s relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company’s assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company’s outstanding debt and its ability to make scheduled payments of interest and principal thereon; and reclamation activities and other factors described in this Circular and the Company’s 2024 annual information form and most recent MD&A under the heading “Risk Factors”. The list above is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements.

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Americas Gold and Silver Corporation

Forward-looking statements contained in this Circular are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made and the related assumptions may change. Although forward-looking statements contained in this Circular are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this Circular. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

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Americas Gold and Silver Corporation

SCHEDULE “A”

BOARD MANDATE

(See attached)

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Title:	Board Mandate
Approved by:	Board of Directors	Date approved:	May 7, 2025

1.	PURPOSE AND OBJECTIVES

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of Americas Gold and Silver Corporation (the “Corporation”). The Board of Directors (the “Board”) seeks to discharge this responsibility by reviewing, discussing and approving the Corporation’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business and the underlying value of the Corporation.

2.	BOARD RESPONSIBILITIES

(a)

Oversee Management of the Corporation – The principal responsibility of the Board is to oversee the management of the Corporation to ensure that it is acting in the best interests of the Corporation and its shareholders. This responsibility requires that the Board attend to the following:

(i)

Review and approve on a regular basis, and as the need arises, fundamental operating, financial, and other strategic corporate plans which take into account, among other things, the opportunities and risks of the business;

(ii)	Evaluate the performance of the Corporation, including the appropriate use of corporate resources;

(iii)	Evaluate the performance and integrity of, and oversee the progress and development of, senior management and take appropriate action, such as promotion, change in responsibility and termination;

(iv)	Implement senior management succession plans;

(v)	Establish the Corporation’s compensation programs and approve compensation matters relating to senior executive officers (i.e. the Chief Executive Officer (the “CEO”) and direct reports to the CEO);

(vi)

Establish a corporate environment that promotes timely and effective disclosure (including appropriate controls), fiscal accountability, high ethical standards and compliance with applicable laws and industry and community standards;

(vii)	Review and approve the financial statements of the Corporation, as recommended by the Audit Committee of the Board;

(viii)	Oversee the Corporation’s communication and disclosure policy;

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(ix)

Oversee the Corporation’s auditing and financial reporting functions and internal control and management information systems including its disclosure controls and procedures and its internal controls and procedures for financial reporting and compliance;

(x)

The Board shall oversee the Corporation’s exposure to material cybersecurity risks and ensure that management has established adequate systems, controls and procedures to monitor, detect and respond to cybersecurity threats and incidents.

(xi)	Oversee the Corporation's sustainability, environmental and social goals, policies and programs;

(xii)	The identification of the principal risks of the Corporation’s business, and ensuring the implementation of appropriate systems to manage these risks;

(xiii)	Review and decide upon material transactions and commitments;

(xiv)

Develop a corporate governance structure that allows and encourages the Board to fulfill its responsibilities including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation;

(xv)	Provide assistance to the Corporation’s senior management, including guidance on those matters that require Board involvement; and

(xvi)	Evaluate the overall effectiveness of the Board and its committees and the skills level of Board members in various listed categories.

(b)	Chair of the Board– Responsibilities of the Chair of the Board include but are not limited to:

(i)	Providing leadership to the Board with respect to its functions as described in this Board Mandate (this “Mandate”);

(ii)	Chairing meetings of the Board, including in camera sessions, unless not present;

(iii)	Ensuring that the Board meets on a regular basis and at least quarterly;

(iv)	Establishing a calendar for holding meetings of the Board;

(v)	In conjunction with the CEO, establishing the agenda for each meeting of the Board, with input from other Board members and any other parties as applicable;

(vi)	Ensuring that Board materials are available to any director on request;

(vii)	Fostering ethical and responsible decision making by the Board and its individual members;

(viii)	Ensuring that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently;

(ix)	Facilitating effective communication between members of the Board and management; and

(x)	Attending each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair.

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(c)

Lead Director –Where the Chair of the Board is determined not to be "independent" (as interpreted under Canadian securities laws), whether by virtue of serving an Executive Chair or otherwise, the Board will appoint a Lead Director to provide independent leadership to the Board. The role of the Lead Director is to manage actual or perceived conflicts of interest that could arise as a result of such dual held roles. Among other responsibilities the Lead Director would ensure that a sufficient number of in camera director meetings are held by the Board.

(d)

Exercise Business Judgment– In discharging their duties directors are expected to exercise their business judgment to act in what they reasonably and honestly believe to be the best interests of the Corporation and its shareholders free from personal interests. In discharging their duties, the directors normally are entitled to rely on the Corporation’s senior executives, other employees believed to be responsible, and its outside advisors, auditors and legal counsel, but also should consider second opinions where circumstances warrant. Nothing contained in this Mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation.

(e)

Understand the Corporation and its Business– With the assistance of the management, directors are expected to become and remain informed about the Corporation and its business, properties, risks and prospects.

(f)

Establish Effective Systems- Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Corporation and receiving feedback from Corporation stakeholders.

(g)

Protect Confidentiality and Proprietary Information– Directors are responsible for establishing policies that are intended to protect the Corporation's confidential and proprietary information from unauthorized or inappropriate disclosure. Likewise, all discussions and proceedings of the Board must be treated as strictly confidential and privileged to preserve open discussions between directors and to protect the confidentiality of Board discussions.

(h)

Board, Committee and Shareholder Meetings– Directors are responsible for adequately preparing for and attending Board meetings and meetings of committees on which they serve. They must devote the time needed, and meet as frequently as necessary, to properly discharge their responsibilities. Directors are expected to attend all properly called meetings in person or by telephone, videoconference or other similar electronic means. As a minimum, directors are expected to attend at least 75% of all properly called meetings and to have reviewed meeting materials in advance.

(i)

Indemnification– Directors are entitled to Corporation-provided indemnification through corporate articles and by-laws, corporate statutes, indemnity agreements and, when available on reasonable terms, directors’ and officers’ liability insurance.

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3.	DIRECTOR QUALIFICATION STANDARDS

(a)

Independence– The Board will ensure that it has at all times at least the minimum number of directors who meet applicable standards of director independence. The Board will determine independence on the basis of (i) applicable legal and stock exchange requirements and (ii) being satisfied that the director does not have, directly or indirectly, a financial, legal or other relationship with the Corporation that, in the Board's judgment, would reasonably interfere with the exercise of independent judgment in carrying out the responsibilities of the director.

(b)

Size, Skills and Diversity of Board– The Board believes that a Board comprised of 3 to 10 members is an appropriate size given the Corporation’s present circumstances. The Board will consider the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each director, including by reference a skills questionnaire and matrix prepared annually by the Compensation and Corporate Governance Committee. In accordance with the Corporation’s Diversity Policy, the Board will also consider the level of representation of women on the Board, and in addition to gender diversity may also favorably consider diversity of race, nationality or other attributes in the assessment of Board composition.

(c)

Other Directorships– The Board does not believe that its members should be prohibited or discouraged from serving on boards of other organizations, and the Board does not propose any specific policies limiting such activities, provided they do not reduce a director’s effectiveness, or result in a continuing conflict of interest.

(d)

Tenure– The Board does not believe it should establish director term limits, although the length of service of each director will be considered. Term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into the Corporation and its operations and an institutional memory that benefits the Board as well as management. As an alternative to term limits, the Compensation and Corporate Governance Committee will review each director’s continuation on the Board annually. This will allow each director the opportunity to confirm his or her desire to continue as a member of the Board and allow the Corporation to replace directors where, upon recommendation of the Compensation and Corporate Governance Committee, the Board makes a determination in that regard.

(e)

Selection of New Director Candidates– Except where the Corporation is legally required by contract, law or otherwise to provide third parties with the right to nominate directors, the Compensation and Corporate Governance Committee will be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders, and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board. The Compensation and Corporate Governance Committee’s recommendations will be considered by the Board, but the recommendations are not binding upon it.

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(f)	Extending the Invitation to a New Director Candidate to Join the Board– An invitation to join the Board will be extended by the Chair of the Board when authorized by the Board.

(g)

Compensation– In reviewing the adequacy and form of compensation of directors, the Board seeks to ensure that the compensation reflects the responsibilities and risks involved in being a director of the Corporation and aligns the interests of the directors with the best interests of the Corporation.

(h)

Majority Voting in Director Elections Policy– If the number of proxy votes against a particular director nominee is greater than the votes in favour of such nominee at any meeting of the Corporation’s shareholders to elect directors, other than a contested meeting, such director nominee shall submit his or her resignation promptly after the meeting, effective upon acceptance by the Board pursuant to the Corporation’s Majority Voting in Director Elections Policy.

4.	DIRECTOR ORIENTATION AND CONTINUING EDUCATION

(a)

Director Orientation– The Board and the Corporation’s senior management will conduct orientation programs for new directors after their appointment as directors. The orientation programs may include presentations by management to familiarize new directors with the Corporation’s projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct, its principal officers, its independent auditors and its outside legal advisors. In addition, the orientation programs will include a review of the Corporation’s expectations of its directors in terms of time and effort, a review of the directors’ duties and visits to Corporation headquarters and, to the extent practical, the Corporation’s significant locations of operation.

(b)

Continuing Education– To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Corporation will provide the directors with suggestions to undertake continuing director education.

5.	DIRECTOR’S ACCESS TO MANAGEMENT AND INDEPENDENT ADVISORS

(a)

Access to Officers and Employees– All directors have at all reasonable times and on reasonable notice, full and free access to officers and employees of the Corporation as may be required in connection with their duties. Any meetings or contacts that a director wishes to initiate should normally be arranged through the CEO, the Chief Financial Officer or the Chief Legal Officer. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Corporation. The directors are normally expected to provide a copy or otherwise inform senior management as applicable of communication with employees of the Corporation.

(b)

Access to Independent Advisors– The Board or its board committees may engage outside financial, legal or other advisors at the expense of the Corporation as deemed necessary in the circumstances to carry out their duties. The engagement of the outside advisor should, in most circumstances, be coordinated through the Chair or Lead Director, as applicable, and the CEO, and be subject to Board approval.

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6.	BOARD MEETINGS

(a)

Powers Exercised by Resolution– The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

(b)

Selection of Agenda Items– In conjunction with the CEO, the Chair of the Board or Lead Director, as applicable, shall propose an agenda for each Board meeting. Each Board member is free to request the inclusion of other agenda items and is generally free to request at any Board meeting the consideration of subjects that are not on the agenda for that meeting.

(c)

Quorum– Subject to the by-laws of the Corporation, quorum for the transaction of business of the Board shall be a majority of the number of the members of the Board. If within one hour of the time appointed for a meeting of the Board, a quorum is not present, the meeting shall stand adjourned to such day, time and location (including by tele and or videoconference) as set by the Chair or Lead Director, as applicable, having regard to the schedules of the available directors, at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place.

(d)

Frequency and Length of Meetings –The Chair of the Board or Lead Director, as applicable, in consultation with the members of the Board, will normally determine the frequency and length of Board meetings; however, the ultimate power in this regard rests with the Board. Special meetings may be called from time to time as required to address the needs of the Corporation’s business.

(e)

Advance Distribution of Materials– Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting will normally be distributed in writing to the directors reasonably before the meeting and directors should review these materials in advance of the meeting. The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of a very time-sensitive nature and that the distribution of materials on these matters before the meeting may not be practicable. Subject to the Corporation by-laws and applicable law, any notice period may be waived by all members of the Board. If any one of the Chair of the Board or the Lead Director, as applicable considers it a matter of urgency that a meeting of the Board be convened, he or she may give notice of a meeting by means of any telephonic, electronic or other communication facility no less than one hour before the meeting. No notice of a meeting will be necessary if all the directors in office are present or if those absent waive notice of that meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

(f)

Executive Session of Independent Directors– At least one executive session of independent directors will be held on an annual basis or more frequently as determined by the Chair or Lead Director, as applicable.

(g)	Minutes– A secretary should be named for each Board and committee meeting and minutes should be circulated in due course after such meeting for approval.

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7.	BOARD COMMITTEES

(a)

To assist it in exercising its responsibilities, the Board has established three (3) standing committees of the Board: an audit committee, a compensation and corporate governance committee and a sustainability and technical committee. The Board may establish other standing committees, from time to time.

(b)

Each committee shall be governed by a written charter that addresses those matters required by applicable laws and stock exchange rules. At a minimum, each charter shall clearly establish the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and sub-committees), and manner of reporting to the Board. Each charter shall be reviewed by the Board (or the Compensation and Corporate Governance Committee) annually.

(c)	The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

8.	THE BOARD’S EXPECTATIONS OF MANAGEMENT

The Board expects that management will, among other things:

(a)	Review continuously the Corporation’s strategies and their implementation in light of evolving conditions;

(b)	Present an annual operating plan and budget and regularly report on the Corporation’s performance and results relative to that plan and budget;

(c)	Report regularly on the Corporation’s business and affairs, with a focus on matters of material consequence for the Corporation;

(d)	Implement systems to identify and manage the principal risks of the Corporation’s business and provide (at least annually) a report relating thereto; and

(e)	Implement and maintain appropriate (i) systems of internal control and (ii) disclosure controls and procedures.

In addition, the CEO and other executive officers of the Corporation will use their best efforts to achieve value for all shareholders and conduct themselves with integrity. The Board expects that the CEO and other executive officers will create a culture of integrity throughout the Corporation.

9.	ANNUAL REVIEW

The Board shall review and assess the adequacy of this Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the Toronto Stock Exchange or any stock exchanges on which the Corporation’s shares are listed.

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ANNEX A

MATTERS REQUIRING BOARD APPROVAL

This Policy identifies certain items which must be approved by the Board or a committee of the Board and may not be delegated to management without Board approval. A general overriding consideration is that the directors are required under law to manage, or supervise the management of, the business and affairs of the Corporation. Accordingly, even if an action might fall outside these guidelines, management should consider whether the matter, nevertheless, should be referred to the Board for consideration.

Under these guidelines, except as otherwise complies with internal delegation of authority control protocols as may be in place from time-to-time, an “Out of Budget Transaction” is a transaction that exceeds the budgeted amount by $1,000,000 or greater and that is not already part of an approved budget. The following is a list of items which officers must refer to the Board, or an appropriate committee thereof, for consideration.

1.	The approval of annual budgets.

2.	The approval of all financial information and other disclosure documents that are required by law to be approved by the Board before they are released to the public.

3.

Allotment of any securities. This includes shares, options, warrants or other convertible or debt securities, and the payment of a commission to any person as consideration for purchasing securities of the Corporation or providing purchasers for any such securities. Securities may be issued by executive officers where previously allotted by the Board (e.g. exercise of previously allotted options and warrants upon exercise).

4.	Entering into transactions of a fundamental nature such as amalgamations, mergers and material acquisitions or dispositions.

5.	Agreeing to redeem, purchase or otherwise acquire any of the Corporation’s shares.

6.	Entering into any agreement or commitment to acquire or dispose of assets that are material to the Corporation including, but not limited to, those that are an Out of Budget Transaction.

7.

Entering into, or making a material modification of, any agreement or commitment to become liable for any indebtedness, including the granting of a guarantee or similar standby obligation, if: (a) the amount of such indebtedness is an Out of Budget Transaction or (b) any assets of the Corporation are made subject to a security interest in an Out of Budget Transaction.

(ii)

8.	Committing to making any material capital expenditure which is an Out of Budget Transaction.

9.	Entering into any contract, agreement or commitment out of the ordinary course of business if such agreement involves a material commitment of financial resources.

10.	Adoption of hedging policies.

11.	Entering into any agreement with an officer, director or 10% shareholder of the Corporation or any parent or subsidiary of the Corporation outside of the ordinary course of business.

12.	Terminating, suspending or significantly modifying any material business activity or business strategy of the Corporation.

13.	Undertaking a new business activity that requires an allocation of material resources.

14.	Making any material change to a business or strategic plan that has been approved by the Board.

15.	Initiating or settling any legal proceeding involving a material payment.

16.	Employing or terminating the Corporation’s independent auditor.

17.	Hiring or terminating the employment, or determining the compensation, of any person who is an executive officer of the Corporation.

18.	Compensation matters for senior executive officers at the Corporation (i.e. the CEO and direct reports to the CEO).

19.

Offering any material employment or consulting terms to any individual or entity which are not customary for the Corporation. This determination is to be made by reference to terms of employment or consultancy that have generally been offered to other employees or consultants in similar positions or with similar status.

20.

The approval of a request by any executive officer of the Corporation to serve on the board of another entity, other than not-for-profit entities or family businesses that in no material way compete with the Corporation or do any material business with the Corporation.

21.	Approval of technical reports and annual mineral resource and mineral resource estimates as required

22.	Any other matter specified by the Board as requiring its prior approval.

(ii)

Americas Gold and Silver Corporation

SCHEDULE “B”

DEFERRED SHARE UNIT PLAN

(see attached)

Page | 73

AMERICAS GOLD AND SILVER CORPORATION

DEFERRED SHARE UNIT PLAN

Amended & Restated Effective May 7, 2025

Americas Gold and Silver Corporation	DSU Plan

1. PURPOSE	4
1.1 Purpose	4
1.2 Effective Date	4
2. DEFINITIONS	4
2.1 Definitions	4
3. ADMINISTRATION	7
3.1 General	7
3.2 Delegation of Administration	7
3.3 Limitation of Liability	7
4. DEFERRED SHARE UNIT AWARDS	8
4.1 Grants of DSUs	8
4.2 Terms of DSUs	8
4.3 Maximum Number of Common Shares and Limitations	8
4.4 Redemption of DSUs	9
4.5 Blackout Periods	9
5. PAYMENT OF BENEFITS	9
5.1 Settlement Date	9
5.2 Payment of Benefits	9
5.3 Settlements of DSUs with Common Shares	10
5.4 Death of a Participant	10
5.5 Clawback	10
6. PARTICIPANT’S ACCOUNT	10
6.1 Participant Accounts	10
6.2 Quarterly Notice	10
7. RIGHTS OF PARTICIPANTS	10
7.1 No Right to Employment or Service	10
7.2 Legal Ownership of Common Shares	10
7.3 Prohibition on Transfer of Rights	11
7.4 DSU Settlement Not to Impact Other Benefits	11
8. AMENDMENT, SUSPENSION AND TERMINATION	11
8.1 Amendment of Plan	11
8.2 Amendments without Shareholder Approval	11
8.3 Amendments Requiring Shareholder Approval.	12
8.4 Termination of Plan	12

9. ADJUSTMENTS, REORGANIZATIONS AND DIVIDENDS	12
9.1 Capital Adjustments	12
9.2 Fluctuation in Common Share Price	13
10. DESIGNATION OF BENEFICIARIES	13
10.1 Designation of Beneficiaries	13
11. TAX	13
11.1 Tax Consequences	13
11.2 Applicable Withholding Taxes	13
12. UNSECURED PLAN	13
12.1 Unsecured Plan	13
13. COMPLIANCE WITH APPLICABLE LAWS	14
13.1 Compliance with Applicable Laws	14
14. GENERAL	14
14.1 No Representation	14
14.2 Governing Law	14
14.3 Severability	14
14.4 Headings	14
14.5 Successors and Assigns	14
SCHEDULE A AMERICAS GOLD AND SILVER CORPORATION DEFERRED SHARE UNIT AGREEMENT	A-1
SCHEDULE B ADDENDUM FOR DSUs GRANTED TO A U.S. GRANTEE	B-1

Americas Gold and Silver Corporation	DSU Plan

DEFERRED SHARE UNIT PLAN

1.	PURPOSE

1.1 Purpose. The purpose of the Plan is to advance the interests of the Company and its Affiliates by attracting and retaining highly competent persons as Directors, to allow such persons to participate in the long term success of the company and to promote a greater alignment of interests between the participants designated under this Plan and the shareholders of the Company.

1.2 Effective Date. This Plan shall become effective upon receipt of Board approval and any requisite regulatory approvals, as applicable.

2.	DEFINITIONS

2.1 Definitions. In this Plan, unless the context otherwise requires, the following terms shall have the following meanings:

(a)	“Account” means an account maintained for each Participant on the books of the Company, which will be credited with DSUs in accordance with the terms of this Plan;

(b)

“Adjustment Factor” means such multiplier as the Board determines appropriate from time-to-time with respect to calculating the number of DSUs to be granted in lieu of earned amounts that would otherwise be payable in cash but are to be deferred through the issuance of DSUs as set out from time-to-time by the Board in the applicable DSU Award Agreement;

(c)	“Administrator” means the Company’s Chief Financial Officer or any other person or persons appointed from time to time by the Board to administer this Plan;

(d)

“Applicable Law” includes, without limitation, all applicable securities, corporate, tax and other laws, rules, regulations, instruments, notices, blanket orders, decision documents, statements, circulars, procedures and policies including, without limitation, the policies and by-laws of the TSX;

(e)	“Applicable Withholding Taxes” has the meaning attributed to that term in Section 11.2;

(f)

“Affiliate” means (i) any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in each case as determined by the Board;

(g)

“Annual Board Retainer” means the annual retainer paid by the Company to a Director in a fiscal year for service on the Board, together with Board committee fees, attendance fees and additional fees and retainers to committee chairs;

(h)	“Award” means a grant of DSUs to a Participant in accordance with Article 4 of this Plan;

(i)

“Beneficiaries” means such individuals who, on the date of a Participant’s death, are a dependent or relation of such Participant and are designated in accordance with this Plan and applicable laws to receive the value of the DSUs credited to the Participant on the date of death, or where no such individuals have been validly designated by the Participant, or where the individuals so designated do not survive the Participant, the Participant’s legal representative;

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(j)	“Board” means the board of directors of the Company, as constituted from time to time;

(k)	“business day” means a day, other than Saturday, Sunday or a day on which the principal commercial banking institutions in Toronto, Ontario are, or the Exchange is, closed;

(l)	“Committee” means the Compensation and Corporate Governance Committee of the Company;

(m)

“Common Shares” means the common shares of the Company as currently constituted or, in the event of an adjustment as contemplated by Article 9, such other shares or securities to which a Participant may be entitled or on which the value of an Award may be based, as a result of such adjustment;

(n)	“Company” means Americas Gold and Silver Corporation and includes any successor thereof;

(o)

“Deferred Share Units” or “DSUs” means a unit credited by means of a bookkeeping entry to the account of an Eligible Participant in accordance with the provisions hereof, the value of which, on a particular date, shall be equal to the Fair Market Value of one Common Share;

(p)	“Director” means a member of the board of directors of the Company or any of its Related Entities;

(q)	“Disability” means a Participant’s long-term disability, as determined by the Board;

(r)	“DSU Award Agreement” means the agreement in writing evidencing the terms and conditions under which an Award has been granted under this Plan, substantially in the form attached hereto as Schedule A;

(s)

“Exchange” means the Toronto Stock Exchange or the NYSE American LLC, as applicable, or if the Common Shares are not listed on the Toronto Stock Exchange or the NYSE American LLC, such other stock exchange on which the Common Shares are listed, or if the Common Shares are not listed on any stock exchange, then on the over-the-counter market;

(t)	“Eligible Participant” means a Director who is not an Employee or an Officer of the Company or any Affiliate, and includes any non-executive chairperson of the Board;

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(u)	“Employee” means an individual (other than a director or Officer) who:

(i)

works for the Company or an Affiliate on a continuing and regular basis for a minimum amount of time per week providing services specified by the Company or the Affiliate and is subject to the control and direction of the Company or the Affiliate regarding both the method of performing or executing the services and the result to be effected,

(ii)

works full-time for the Company or an Affiliate providing services normally provided by an employee and who is subject to the same control and direction by the Company or the Affiliate over the details and method of work as an employee of the Company or the Affiliate, and for whom income tax deductions are made at source, or

(iii)

works for the Company or an Affiliate on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or the Affiliate over the details and method of work as an employee of the Company or the Affiliate, but for whom income tax deductions are not made at source;

(v)

“Exchange” means the TSX or, if the Common Shares are not then listed and posted for trading on the TSX, such stock exchange in Canada on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board;

(w)

“Fair Market Value” means, with respect to a Common Share on any date, the weighted average price of the Common Shares on the TSX for the five days on which Common Shares were traded immediately preceding that date; provided that if the Common Shares are not listed for trading on a stock exchange on such date, the Fair Market Value shall be the price per Common Share as the Board, acting in good faith, may determine; provided, further, that the Board may designate in any DSU Award Agreement that Fair Market Value is to be determined using either Canadian currency or U.S. currency;

(x)	“Officer” means a senior officer of the Company or an Affiliate;

(y)	“Participant” means an Eligible Participant who holds an Award under the terms of this Plan;

(z)	“Plan” means this Deferred Share Unit Plan, as the same may be amended from time to time;

(aa)

“Quarterly Conversion Date” means with respect to any fiscal quarter, the date used to determine the Fair Market Value of a Common Share for the purposes of determining the number of Deferred Share Units to be credited with respect of that fiscal quarter to a Director’s account; which shall be, unless otherwise determined by the Board, the last business day of the fiscal quarter in respect of which the Deferred Share Units are credited;

(bb)	“Regulations” means the Income Tax Regulations as amended from time to time;

(cc)	“Securities Act” means the Securities Act (Ontario) as amended from time to time;

(dd)	“Settlement Date” has the meaning ascribed to it in Section 5.1 hereto;

(ee)	“Tax Act” means the Income Tax Act (Canada) as amended from time to time;

(ff)

“Termination Date” means the date on which for any reason a Participant ceases to be a Director (and is not otherwise an Employee of the Company), Officer or Employee of the Company, excluding any notice period awarded by the Company, or required by employment law or by court judgments and includes termination from the Board, termination of employment, voluntary resignation, retirement from the workforce, Disability or death of a Participant;

(gg)

“TSX” means the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board;

(hh)	“U.S. Addendum” has the meaning ascribed thereto in Section 4.1; and

(ii)	“U.S. Grantee” has the meaning ascribed thereto in Section 4.1;

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3.	ADMINISTRATION

3.1 General.

(a)

The Plan shall be administered as required by the Board. Subject to the limitations of the Plan and any required approval(s) of the Exchange, the Board has full and complete authority to interpret, construe and administer the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations and perform all other acts that it deems necessary or desirable for the administration of the Plan. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Board deems necessary or desirable. Any decision of the Board in the interpretation, construction and administration of the Plan, or any action, all as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned for all purposes.

(b)

Notwithstanding the foregoing, all actions of the Board shall be such that the Plan continuously meets the requirements of any applicable tax laws and regulations, and shall be subject to all requisite Exchange, regulatory and/or shareholder approvals, as required from time to time.

3.2 Delegation of Administration. The Board may delegate to the Committee, one or more of its members, or an Administrator such administrative duties as it may deem advisable, including without limitation delegation to an Administrator of the authority to acquire Common Shares through the facilities of the Exchange for delivery to Participants in settlement of DSUs in accordance with the Plan; provided, however, that the Board may not delegate such authority in such a manner as would contravene the mandatory requirements of the Exchange or any applicable limitations under Applicable Law. Any Administrator to whom duties have been delegated as aforesaid may employ one or more persons to render advice with respect to any responsibility the Board or any Administrator may have under the Plan.

3.3 Limitation of Liability. No member of the Board or the Committee shall be liable for any action or determination made in good faith pursuant to the Plan. To the full extent permitted by law, the Company shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding by reason of the fact that such person is or was a member of the Board or is or was a member of the Committee and, as such, is or was required or entitled to take action pursuant to the terms of the Plan. The expenses of administering the Plan shall be borne by the Company.

7

4.	DEFERRED SHARE UNIT AWARDS

4.1 Grants of DSUs. Subject to the provisions of this Plan, the Board may grant DSUs to Eligible Participants. The award of DSUs to an Eligible Participant who is subject to taxation in the United States on employment or business income (a “U.S. Grantee”) shall be subject to the terms and conditions set forth in Schedule B (the “U.S. Addendum”). The Plan and the U.S. Addendum are complementary to each other and shall, with respect to an award of DSUs to a U.S. Grantee, be read and deemed as one. In the event of any contradiction, whether explicit or implied, between the provisions of the U.S. Addendum and the Plan, the provisions of the U.S. Addendum shall prevail with respect to an award of DSUs to a U.S. Grantee.

The provisions specified in the U.S. Addendum shall apply solely to DSUs granted or credited to U.S. Grantees and shall form an integral part of the Plan with respect to such DSUs, subject to any applicable restrictions or limitations as provided in applicable law.

4.2 Terms of DSUs.

(a)

Deferred Share Units granted pursuant to the Plan shall be credited to an account maintained for the Participant by the Company. In the case of DSUs granted in lieu of a Director’s Annual Board Retainer, the number of DSUs granted shall be determined on a quarterly basis by the Company’s CFO and equal to, the product of the Annual Board Retainer to be deferred multiplied by the applicable Adjustment Factor, divided by the Fair Market Value per Common Share on the Quarterly Conversion Date with the resulting number of DSUs to be credited effective the first business day following the last day of each fiscal quarter for which the Annual Board Retainer is payable.

(b)

DSUs may also be granted on such terms as shall be determined by the Board and set out in a DSU Award Agreement, a form of which is attached hereto as Schedule A. Without limiting the generality of the foregoing, subject to the provisions of this Plan, the Board shall, in its sole discretion and from time to time, determine the Eligible Participants to whom Awards will be made based on its assessment, for each Participant, of the anticipated contribution of such Eligible Participant to the success of the Company. At such time, the Board shall also determine, in connection with each Award, the effective date thereof, the number of DSUs to be allocated, the terms and conditions of vesting, if any, and such other terms and conditions which the Board considers appropriate to the Award in question, and which terms and conditions need not be identical as between any two Awards, whether or not contemporaneous.

4.3 Maximum Number of Common Shares and Limitations. The number of Common Shares issuable under the Plan combined with the number of Common Shares issuable under all full-value security-based compensation arrangements of the Company and all security-based compensation arrangements of the Company, shall not exceed 5% and 10%, respectively, of the issued and outstanding Common Shares as at the date of such Award.

The maximum aggregate value of Awards granted under the Plan to any non-employee Director in a one- year period combined with the value of all grants under other security-based compensation arrangements of the Company in such one-year period shall not exceed $150,000. The foregoing limitations do not apply to grants made in lieu of directors’ fees payable in cash.

Notwithstanding anything else contained herein, the number of Common Shares of the Company which are (i) issuable at any time, and (ii) issued within any one year period, to insiders (as such term is defined in Part 1 of the TSX Company Manual) of the Company pursuant to the terms of the Plan and under any other security-based compensation arrangement, shall not exceed 10% of the Company’s total issued and outstanding Common Shares (subject to the aforesaid 5% sub-limit applicable under all full-value security-based compensation arrangements of the Company) (the “Insider Participation Limit”).

8

4.4 Redemption of DSUs. Subject to the provisions of this Plan and any DSU Award Agreement, a DSU held by a Participant shall be redeemed by the Company with settlement to occur on the Settlement Date, as described in Section 5.1 hereof, unless otherwise determined by the Board or agreed to between the Company and the Participant, but subject to Section 3.1 hereof.

4.5 Blackout Periods. The Company may from time to time impose trading blackouts during which some or all Directors, Officers and Employees may not trade in the securities of the Company. In the event that a trading blackout is imposed by management or the Board in accordance with any insider trading policy that the Company may adopt from time to time, Participants subject to the blackout are prohibited from buying, selling or otherwise trading in securities of the Company until such time as notice is formally given by the Company that trading may resume. For the avoidance of doubt, such blackout periods are not intended to restrict the ordinary course issuance DSUs as contemplated by Section 4.2(a).

Notwithstanding this Section 4.5 hereof, if the Settlement Date of any Award of DSUs falls within such a blackout period, it shall be automatically extended to the date which is ten (10) Business Days following the end of such blackout period.

5.	PAYMENT OF BENEFITS

5.1 Settlement Date. All of the DSUs credited to the Participant’s Account, as may be adjusted pursuant to Section 9.1 hereof, shall be redeemed by the Company, in the form and manner specified by the Board, following such Participant’s Termination Date, but in no event later than December 15 of the calendar year following the calendar year which includes the Termination Date (the “Settlement Date”).

5.2 Payment of Benefits. Subject to the provisions of this ARTICLE 5, after the Termination Date with respect to a Participant, the Company shall, in satisfaction of its obligations hereunder and in its sole discretion, either:

(a)

pay to the Participant, or Participant’s Beneficiaries, on the Settlement Date a lump sum cash payment, net of any applicable withholdings, equal to the number of DSUs credited to his or her Participant Account as of the Settlement Date multiplied by the Fair Market Value of one Common Share on the Settlement Date; or

(b)

subject to Section 5.3 herein, deliver to the Participant, or to the Participant’s Beneficiaries, on the Settlement Date that number of Common Shares equal to the whole number of DSUs credited to his or her Participant Account as of the Settlement Date, plus a cash settlement of any fraction of a DSU, provided that the Company shall be entitled to sell a portion of the Common Shares to fund payment of any Applicable Withholding Taxes.

The Participant shall have no further entitlement under the Plan upon receipt of the lump sum cash payment referred to in Section 5.2(a) or Common Shares (and where applicable, cash in lieu of fractional Common Shares) under Section 5.2(b).

9

5.3 Settlements of DSUs with Common Shares.

(a)

In order to satisfy its settlement obligation where the Company has, subject to Exchange approval, elected to deliver Common Shares on a Settlement Date, the Company, at the discretion of the Board may elect to obtain Common Shares in respect of a Participant’s entitlement through the facilities of the Exchange in accordance with the by-laws, regulations and policies of the Exchange or issue such Common Shares from treasury.

(b)	Any entitlement to fractional Common Shares shall be paid in cash based on the Fair Market Value of one Common Share on the Settlement Date, less any applicable withholdings.

(c)

If the Company elects to deliver Common Shares on a Settlement Date, the Company shall pay all brokerage fees and commissions arising in connection with the purchase of such Common Shares by the Company.

5.4 Death of a Participant. In the event of the death of a Participant prior to the settlement of the DSUs credited to his or her Account, the Board shall, on the Settlement Date, cause to be delivered to the estate of the Participant or such Participant’s Beneficiary, the cash payment or number of Common Shares such Participant would have been entitled to.

5.5 Clawback. Notwithstanding anything in this Plan to the contrary, all DSUs granted under this Plan, and any Common Shares issued or payments made under this Plan in respect of any DSUs shall be subject to clawback or recoupment as permitted or mandated by Applicable Law, rules, regulations or any Company policy as enacted, adopted or modified from time to time.

6.	PARTICIPANT’S ACCOUNT

6.1 Participant Accounts. The Company shall maintain or cause to be maintained in its records an Account for each Participant recording at all times the number of DSUs credited to the Participant’s Account. Upon payment in satisfaction of DSUs in accordance with Article 5 above, the Participant’s entitlement to receive any and all amounts in respect of DSUs so paid shall be fully discharged and satisfied and such DSUs shall be cancelled and thereupon deleted from the Account of such Participant.

6.2 Quarterly Notice. The Company shall deliver to each Participant a quarterly written notification of the balance of DSUs in the Participant’s Account.

7.	RIGHTS OF PARTICIPANTS

7.1 No Right to Employment or Service. Nothing in this Plan nor any action taken hereunder shall be construed as giving a Participant the right to be retained as a Director, Officer or Employee of the Company, or giving any Participant or any other person the right to receive any benefits not expressly provided in this Plan, nor shall it interfere in any way with any other right of the Company to terminate the employment or service of any Participant at any time.

7.2 Legal Ownership of Common Shares. Under no circumstances shall DSUs be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership or control of Common Shares, including, without limitation, rights on liquidation, nor shall any Participant be considered the owner of any Common Shares to be delivered under this Plan until the date of purchase or issuance of such Common Shares, as determined by the Board, for the Account of such Participant as specifically provided herein.

10

7.3 Prohibition on Transfer of Rights. The rights or interests of a Participant under this Plan, including the DSUs, shall not be assignable or transferable, otherwise than in case of death as set out in this Plan, and such rights or interests shall not be encumbered by any means. Any attempt to so assign, transfer or encumber any such amount, whether presently or thereafter payable, shall be void and of no force or effect.

7.4 DSU Settlement Not to Impact Other Benefits. The amount of any compensation received by a Participant as a result of the settlement of any DSU will not constitute compensation with respect to which any other employee benefits of that Participant are determined, including benefits under any bonus, pension, profit-sharing, insurance or salary continuation plan, unless otherwise determined by the Board or specified in the other plan.

8.	AMENDMENT, SUSPENSION AND TERMINATION

8.1 Amendment of Plan. This Plan may be amended at any time by the Board in its sole discretion, subject to applicable regulatory approval, (including, approval of the TSX), and the terms of this Plan; provided that, no such amendment shall, unless required by law, adversely affect the rights of any Participant with respect to DSUs to which the Participant is then entitled under this Plan, without the consent of the Participant, and any amendment shall be such that this Plan continuously meets the conditions and requirements of paragraph 6801(d) of the Regulations and any applicable provincial tax laws and regulations or any successor provisions thereto.

8.2 Amendments without Shareholder Approval

Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

(a)	amendments to the vesting provisions of the Plan and any DSU Award Agreement;

(b)

amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the Exchange in place from time to time;

(c)	amendments to the provisions of the Plan respecting administration of the Plan;

(d)	amendments to the provisions of the Plan respecting the terms and conditions on which Awards may be made pursuant to the Plan;

(e)	amendments to the Plan that are of a “housekeeping” nature; and

(f)	any other amendments, fundamental or otherwise, not requiring shareholder approval under applicable laws or applicable policies of the Exchange.

11

8.3 Amendments Requiring Shareholder Approval

Without limiting the generality of the foregoing, the Board may not, without the approval of the Company’s shareholders, make the following amendments to the Plan:

(a)	an increase to the Plan maximum or the number of Common Shares issuable under the Plan (including specifically to grants to non-employee Directors);

(b)	any amendment to the amendment provisions in Sections 8.2 and 8.3 of the Plan;

(c)	extension of the termination or expiry of an Award;

(d)	the removal or increase of Insider Participation Limits;

(e)	any change that would materially modify the eligibility requirements for participation in this Plan; and

(f)	any amendment that permits the assignment or transfer of a DSU other than for normal estate planning purposes.

8.4 Termination of Plan. The Board may, in its sole discretion and without the consent of any Participant, terminate the Plan at any time by giving written notice thereof to each Participant. Following termination of the Plan, additional DSUs shall not be credited to the Accounts of Participants except pursuant to ARTICLE 4 hereof. Notwithstanding the termination of the Plan, all amounts distributable under the Plan shall be paid to the persons entitled thereto on the date on which such distributions would have been made had the Plan not been terminated.

9.	ADJUSTMENTS, REORGANIZATIONS AND DIVIDENDS

9.1 Capital Adjustments.

(a)

The existence of DSUs shall not affect in any way the right or power of the Company or its shareholders to make or authorize any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution of the Company’s assets to shareholders or any other change affecting the Common Shares. However, such adjustments as are required to reflect such change shall be made with respect to each Participant’s Account, as the Board in its discretion may deem appropriate to reflect such change.

(b)

In the event that the Company has paid any dividends on the Common Shares since the credit of a DSU to a Participant Account (other than a dividend payable in Common Shares), there shall be credited to the Participant Account that number of additional DSUs equal to: (a) the product of the aggregate number of DSUs credited to the Participant Account prior to the payment of the dividend multiplied by the per share amount of such dividend (or, in the case of any dividend payable in property other than cash, the per share value of such dividend, as determined by the Board), divided by (b) the average of the bid and ask prices in respect of a Common Share on the date the dividend is declared.

(c)

In the event that the Company has paid any dividends on the Common Shares in additional Common Shares since the credit of a DSU to a Participant Account (other than a cash dividend payable in Common Shares at the election of the holder), the number of DSUs credited to the Participant Account shall be increased by a number equal to the product of (a) the aggregate number of DSUs credited to the Participant Account prior to the payment of the dividend, multiplied by (b) the number of Common Shares (including any fraction thereof) payable as a dividend on one Common Share.

12

Any additional DSU’s granted pursuant to these Sections 9.1(b) and (c) shall be settled in the same manner as determined in Article 5.

9.2 Fluctuation in Common Share Price. No amount will be paid to, or in respect of, a Participant under this Plan or pursuant to any other arrangement, and no other DSUs will be granted to such Participants to compensate for a downward fluctuation in the price of a Common Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

10.	DESIGNATION OF BENEFICIARIES

10.1 Designation of Beneficiaries. Subject to applicable law, a Participant may designate in writing one or more persons who are dependents or relations as Beneficiaries to receive any amount payable under this Plan on the death of such Participant, and may change such designations from time to time. Such designations shall be in such form and executed and filed in such manner as the Board or the Administrator may from time to time determine. If no Beneficiaries are designated, the Participant’s legal representative will receive any amount payable under this Plan.

11.	TAX

11.1 Tax Consequences. It is the responsibility of the Participant to complete and file any tax returns which may be required under any applicable tax laws within the periods specified in those laws as a result of the Participant’s participation in this Plan. The Company shall not be responsible for any tax consequences to the Participant as a result of the Participant’s participation in this Plan. The Participant shall remain responsible at all times for paying any federal, provincial, local and foreign income or employment tax due with respect to any Award, and the Company shall not be liable for any interest or penalty that a Participant incurs by failing to make timely payments of tax.

11.2 Applicable Withholding Taxes. Prior to the delivery of any Common Shares or cash under this Plan, the Company shall have the power and the right to deduct or withhold, or to require a Participant to remit to the Company, an amount sufficient to satisfy any federal, provincial, local and foreign taxes, pension plan contributions, employment insurance premiums and any other required deductions (collectively referred to herein as “Applicable Withholding Taxes”) that the Company determines is required to be withheld to comply with applicable laws. The Company shall make any withholdings or deductions in respect of Applicable Withholding Taxes as required by law or the interpretation or administration thereof. The Company shall be entitled to make arrangements to sell a sufficient number of Common Shares to be issued pursuant to the Plan to fund the payment and remittance of Applicable Withholding Taxes that are required to be deducted or withheld and any associated costs (including fees).

12.	UNSECURED PLAN

12.1 Unsecured Plan. Unless otherwise determined by the Board, this Plan will at all times remain unfunded and the obligations of the Company under this Plan shall be general unsecured obligations of the Company and any amounts due to Participants under this Plan shall be paid out of the general assets of the Company. The Company shall not segregate any assets for the purpose of funding its obligations with respect to DSUs credited hereunder. Neither the Company nor the Board shall be deemed to be a trustee of any amounts to be distributed or paid pursuant to the Plan.

13

No liability or obligation of the Company pursuant to the Plan shall be deemed to be secured by any pledge of, or encumbrance on, any property of the Company or any Affiliate.

13.	COMPLIANCE WITH APPLICABLE LAWS

13.1 Compliance with Applicable Laws. Any obligation of the Company with respect to the Common Shares in accordance with the terms of this Plan is subject to compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of the Exchange. Notwithstanding any other provision of this Plan, if the Company, in its sole discretion, determines that it is not desirable or feasible to provide for the settlement of DSUs in Common Shares in accordance with Section 5.3 above, including by reason of any such laws, regulations, rules, orders or requirements, such obligation shall be satisfied by means of a cash payment determined in accordance with subsection 5.2(a) above, net of applicable withholdings. Each Participant shall comply with all such laws, regulations, rules, orders and requirements, and shall furnish the Company with any and all information and undertakings as may be required to ensure compliance therewith.

14.	GENERAL

14.1 No Representation. The Company makes no representation or warranty as to the future market of the Common Shares.

14.2 Governing Law. This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The Participants and Company hereby attorn to the jurisdiction of the courts of the Province of Ontario with respect to any and all actions in relation thereto.

14.3 Severability. If any provision of this Plan is determined to be void or unenforceable in whole or in part, such void or unenforceable provision shall be severed from the remainder of this Plan and such determination shall not affect the validity or enforceability of any other provision.

14.4 Headings. Headings are for ease of reference only and shall not affect the interpretation or construction of the provisions hereof.

14.5 Successors and Assigns. This Plan shall be binding on all successors and assigns of the Company and any Participant, including without limitation, the estate of such Participant and the executor, liquidator, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

***

14

Americas Gold and Silver Corporation	DSU Plan

SCHEDULE A

AMERICAS GOLD AND SILVER CORPORATION

DEFERRED SHARE UNIT AGREEMENT

This DEFERRED SHARE UNIT AGREEMENT is made effective as of the day of                             , 20  between AMERICAS SILVER CORPORATION (the “Company”) and the undersigned (the “Participant”), being a director who is not an employee or an officer of the Company or an Affiliate of the Company designated pursuant to the terms of the Deferred Share Unit Plan of the Company, as may be amended from time to time (the “Plan”). Capitalized terms used herein and not otherwise defined have the meaning given to such terms in the Plan.

In consideration for the grant of DSUs made to the Participant pursuant to the Plan (the receipt and sufficiency of which are hereby acknowledged), the Participant hereby agrees and confirms that:

1.

The Participant has received a copy of the Plan and has read, understands and agrees to be bound by the provisions of the Plan. The Participant acknowledges, among other things, that the Plan contains provisions relating to termination and restricting the transfer of rights or interests of Participants under the Plan.

2.

The Participant accepts and consents to and shall be deemed conclusively to have accepted and consented to, and agreed to be bound by, the provisions and all terms of the Plan and all bona fide actions or decisions made by the Board, the Committee, or any person to whom the Board may delegate administrative duties and powers in relation to the Plan, which terms and content shall also apply to and be binding on all successors and assigns of the Company and the Participant, including the estate of such Participant and the executor, liquidator, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

3.

[The Participant hereby elects to receive 100% of his/her Annual Board Retainer for the remainder of the Company’s current fiscal year in the form of DSUs. For U.S. Grantees, the deferral election will be effective only with respect to remuneration payable in respect of services performed after the date the election is effective. This election shall continue to apply for all subsequent fiscal years, unless and until the Board resolves that the Annual Board Retainer not be paid in the form of DSUs. The DSUs granted hereunder will be calculated in accordance with Section 4.2(a) of the Plan with an Adjustment Factor of 1.25 to be applied to the Annual Board Retainer.]

4.

This Agreement shall be considered as part of and an amendment to the employment or service agreement between the Participant and the Company and the Participant hereby agrees that the Participant will not make any claim under that employment or service agreement for any rights or entitlement under the Plan or damages in lieu thereof, except as expressly provided in the Plan.

5.

Participants who are “insiders” of the Company are required to file an insider report under Canadian securities laws in respect of the grant of DSUs and upon future conversion of these DSUs into DSU Shares and any subsequent sales of such DSU Shares.

6.	Participant should consult his or her own tax advisor regarding the U.S. or Canadian federal, state and local, and foreign tax consequences of participation in the Plan.

7.

Should any provision of this Agreement be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions shall be unaffected and shall continue in full force and effect, and the invalid, void or unenforceable provision(s) shall be deemed not to be part of this Agreement.

A-1

8.

This Agreement shall be governed by, and shall be construed and administered according to, the laws of the Province of Ontario, without reference to principles of conflicts of law. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

9.

In the event of any inconsistency between the terms of this Agreement and the Plan, the terms of this Agreement shall prevail to the extent that it is not inconsistent with the requirements of the Exchange.

This Agreement shall be determined in accordance with the laws of Ontario and the laws of Canada applicable therein.

Words used herein which are defined in the Plan shall have the respective meanings ascribed to them in the Plan.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

AMERICAS GOLD AND SILVER CORPORATION

By:
Name:
Title:
(Authorized Signing Officer)

Accepted                                                 , 20_

____________________________________

[Name]

A-2

Americas Gold and Silver Corporation	DSU Plan

SCHEDULE B

ADDENDUM FOR DSUs GRANTED TO A U.S. GRANTEE

1.	The procedures regarding the Settlement Date outlined in Section 5.1 of the Plan do not apply to Eligible Participants to whom this U.S. Addendum applies (i.e., Eligible Participants who are U.S. Grantees). For the avoidance of doubt, U.S. Grantees are not permitted to select a redemption date under the Plan. All vested DSUs credited to a U.S. Grantee will be redeemed and paid in accordance with the Plan between a date at least six months and one day following the date that the Eligible Participant ceases to be an Eligible Participant as a result of a termination of employment and/or service as contemplated in Section 5.1, of the Plan (including as a result of a termination of employment and/or service due to long-term disability or retirement), and a date that is the earliest of (i) December 31st of the calendar year that includes the Termination Date and (ii) the 15th day of the third calendar month following the month that includes the Termination Date; based on the Fair Market Value of the Common Shares on such date multiplied by the number of DSUs so redeemed.

2.	For the purposes of clarity of the intent to comply with paragraph 6801(d) of the Regulations made pursuant to the Income Tax Act (Canada), in no event will any payment under the Plan be made later than the end of the first calendar year commencing after such U.S. Grantee’s death, retirement, or cessation of service.

3.	For purposes of U.S. Grantees subject to this Schedule B, references to cessation or termination of employment shall be construed as requiring a separation from service within the meaning of U.S. Treasury Regulation §1.409A-1(h).

4.	References to “Affiliated Entities” shall be interpreted in a manner that complies with the definitions of “service recipient” and “employer”, as applicable, under the U.S. Treasury Regulations under Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

5.	The Company shall withhold from any award and/or payment under the Plan all Applicable Withholding Taxes.

6.	This Schedule B, and the Plan as it relates to U.S. Grantees, shall be interpreted and applied in a manner that complies with the requirements of Section 409A of the Code.

7.	All other provisions of the Plan shall continue to apply to the U.S. Grantees to the extent they have not been specifically modified by this U.S. Addendum.

***

B-1

Americas Gold and Silver Corporation

SCHEDULE “C”

SHARE UNIT PLAN

(see attached)

Page | 74

AMERICAS GOLD AND SILVER CORPORATION

SHARE UNIT PLAN

Amended & Restated Effective May 7, 2025

Americas Gold and Silver Corporation	Share Unit Plan

1.	OBJECTIVES AND DEFINITIONS		1
	1.1	Objectives and Definitions	1
2.	GRANT OF AWARDS		5
	2.1	Grant of Awards	5
	2.2	Forfeited RSUs and PSUs	5
3.	RESTRICTED SHARE UNITS		5
	3.1	Restricted Share Unit Grants and Accounts	5
	3.2	Vesting and Forfeiture	5
	3.3	Payment of Benefits in Respect of Restricted Share Units	6
4.	Performance share units		7
	4.1	Performance Share Unit Grants and Accounts	7
	4.2	Performance Period	8
	4.3	Vesting	8
	4.4	Payment of Benefits in Respect of Performance Share Units	8
5.	Dividends Paid on Shares		9
	5.1	Cash Dividends	9
	5.2	Dividends In Kind	9
6.	Termination of Employment or Engagement		10
7.	Clawback		11
	7.1	Clawback	11
8.	Common Shares Subject to this Plan		11
	8.1	Maximum Number of Common Shares and Limitations	11
9.	ADJUSTMENTS AND MERGER AND ACQUISITION TRANSACTIONS		11
	9.1	Adjustments	11
10.	ADMINISTRATION		12
	10.1	Administration	12
	10.2	Amendments	13
	10.3	Termination	14
	10.4	Applicable Withholding Taxes	14
	10.5	Currency	15
	10.6	Beneficiaries and Claims for Benefits	15
	10.7	General	15

Americas Gold and Silver Corporation	Share Unit Plan

AMERICAS GOLD AND SILVER CORPORATION

(the “Company”)

AMENDED & RESTATED SHARE UNIT PLAN

WHEREAS effective January 30, 2015, in connection with the closing of the merger with U.S. Silver & Gold Inc., the Company adopted a Restricted Share Unit Plan which allowed for the settlement of RSUs in accordance with the Plan and Applicable Award Agreements to be made in cash; and

WHEREAS the Board determined that (i) the Plan, in addition to RSUs, should also permit the grants of PSUs, (ii) in each of a case of a grant of a RSU or PSU, the applicable Award should be settled in either cash or Common Shares of the Company and (iii) the Plan should be amended and restated to reflect this and other required amendments.

1. OBJECTIVES AND DEFINITIONS

NOW THEREFORE:

1.1	Objectives and Definitions

1.1.1	The Plan is intended as an incentive to enable the Company:

(a)	to attract and retain qualified Eligible Persons, particularly at the projects of the Company and its Affiliates who may or may not participate in the Company’s stock option plan or to defer other forms of incentive compensation awarded to executives of the Company;

(b)	promote a proprietary interest in the Company and its Affiliates among such Eligible Persons; and

(c)	stimulate the active interest of such Eligible Persons in the development and financial success of the Company and its Affiliates.

1.1.2	In this Plan, the following terms have the following meanings:

(a)	“Affiliate” means (i) any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in each case as determined by the Board;

(b)	“Applicable Law” includes, without limitation, all applicable securities, corporate, tax and other laws, rules, regulations, instruments, notices, blanket orders, decision documents, statements, circulars, procedures and policies including, without limitation, the policies and by-laws of the TSX;

(c)	“Applicable Withholding Taxes” has the meaning attributed to that term in Section 10.4.1;

(d)	“Award” means any Restricted Share Units or Performance Share Units granted under this Plan;

(e)	“Award Agreement” means the agreement in writing evidencing the terms and conditions under which an Award has been granted under this Plan;

1

(f)	“Beneficiary” means, subject to Applicable Law, any person designated by a Participant to receive any amount payable under the Plan in the event of a Participant’s death or, failing designation, the Participant’s estate;

(g)	“Board” means the board of directors of the Company;

(h)	“Blackout Period” means the period during which the relevant Participant is prohibited from trading in any securities of the Company due to trading restrictions imposed by the Company in accordance with its trading policies;

(i)	“Cause” means in respect of a Participant, unless otherwise defined in a Participant’s Award Agreement or employment or consulting agreement, in which case such definition shall apply, (i) any act or omission that constitutes a “Serious Reason” or “cause” for termination within the meaning of Article 2094 of the Civil Code of Québec (as amended from time to time) and applicable jurisprudence in respect of Participants in Québec or (ii) “cause” within the meaning of the common law in respect of Participants outside of Québec;

(j)	“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;

(k)	“Common Share” means a common share without par value in the capital stock of the Company as the same are presently constituted;

(l)	“Company” means Americas Gold and Silver Corporation and its successor corporations;

(m)	“Committee” means the Corporate Governance and Compensation Committee of the Company;

(n)	“Consultant” means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Company or any of its Subsidiaries has a contract for services who is approved for participation in the Plan by the Board and for whom there exists an exemption from applicable prospectus requirements permitting the granting of an Award;

(o)	“Date of Grant” means the date an Award is granted to a Participant under the Plan, as evidenced by an Award Agreement between the Company and the Participant;

(p)	“Director” means a member of the Board;

(q)	“Disability” means a Participant’s long-term disability, as determined by the Board;

(r)	“Exchange” means the Toronto Stock Exchange or the NYSE American LLC, as applicable, or if the Common Shares are not listed on the Toronto Stock Exchange or the NYSE American LLC, such other stock exchange on which the Common Shares are listed, or if the Common Shares are not listed on any stock exchange, then on the over-the-counter market;

(s)	“Eligible Person” means, subject to all applicable laws, any Director, officer, employee (whether part-time or full-time), or Consultant of the Company or any of its Subsidiaries;

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(t)	“Fair Market Value” means, with respect to a Common Share on any date, the weighted average price of the Common Shares on the TSX for the five days on which Common Shares were traded immediately preceding that date; provided that if the Common Shares are not listed for trading on a stock exchange on such date, the Fair Market Value shall be the price per Common Share as the Board, acting in good faith, may determine; provided, further, that the Board may designate in any Award Agreement that Fair Market Value is to be determined using either Canadian currency or U.S. currency;

(u)	“Final Vesting Date” means, with respect to an Award granted to a Participant, December 31 of the calendar year which is three (3) years after the calendar year in which the service was performed in respect of which the particular Award was made;

(v)	“Insider Participation Limited” has the meaning attributed to that term in Section 8.1.2;

(w)	“Original Share Units” has the meaning attributed to that term in Section 5.1.1;

(x)	“Participant” means an Eligible Person to whom an Award has been granted;

(y)	“Performance Goals” means the goals established by the Board (based on one or more Performance Measures) as part of the terms of an Award;

(z)	“Performance Measures” means the measures (other than the mere continuation of employment or passage of time) established by the Board to determine the Performance Goals to be achieved in respect of an Award, which may include, inter alia, measures related to financial or operational matters at the Company, a Subsidiary of the Company, or the Company and one or more of its Subsidiaries, shareholder returns and individual performance criteria;

(aa)	“Performance Period” means the period established by the Board for which the achievement of Performance Goals is assessed or determined;

(bb)	“Performance Share Unit” or “PSU” means a bookkeeping entry on the books of the Company whereby a notional unit equivalent in value to one Common Share, and designated as a Performance Share Unit, is credited to a Participant’s Performance Share Unit Account in accordance with the terms set forth in the Plan;

(cc)	“Performance Share Unit Account” has the meaning set forth in Section 4.1.1;

(dd)	“Performance Vesting Conditions” means any Performance Goals established by the Board as conditions to the vesting of Awards;

(ee)	“Plan” means this Share Unit Plan, as the same may be amended from time to time;

(ff)	“Performance Share Unit Account” has the meaning attributed to that term in Section 4.1.1;

(gg)	“Redemption Date” means the Final Vesting Date as applicable to an Award granted under this Plan;

(hh)	“Restricted Share Unit Account” has the meaning set forth in Section 3.1.1;

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(ii)	“Restricted Share Unit” or “RSU” means a bookkeeping entry on the books of the Company whereby a notional unit equivalent in value to one Common Share, and designated as a Restricted Share Unit, is credited to a Participant’s Restricted Share Unit Account in accordance with the terms set forth in the Plan;

(jj)	“Restricted Share Unit Account” has the meaning set forth in Section 3.1.1;

(kk)	“Vesting Date” means, with respect to a Restricted Share Unit or Performance Share Unit granted to a Participant, the date a Restricted Share Unit becomes a Vested Restricted Share Unit or a Performance Share Unit becomes a Vested Performance Share Unit, as applicable, in accordance with the Plan and the applicable Award Agreement;

(ll)	“Section 409A” means section 409A of the Code;

(mm)	“Share Unit” means a RSU or PSU granted under this Plan;

(nn)	“Subsidiary” means an issuer that is controlled by another issuer, within the meaning of subsections 1(3) and 1(4) of the Securities Act (Ontario);

(oo)	“Tax Act” means the Income Tax Act (Canada), as amended;

(pp)	“Termination Date” means (i) in the case of a Participant (other than a Consultant), the last day on which the Participant actively renders services to the Company or any of its Subsidiaries, including by reason of death or Disability, excluding any period of contractual or reasonable notice of termination of employment or any period of salary or benefits continuance or deemed employment, except as otherwise expressly required by applicable employment or labour standards legislation, but, for greater certainty, a Participant’s absence from active work during a period of vacation, temporary illness, authorized leave of absence, maternity or parental leave or leave on account of Disability shall not be considered to result in a Termination Date, and (ii) in the case of a Consultant who is a Participant, the effective date of termination of the agreement governing its services as a consultant;

(qq)	“TSX” means the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board;

(rr)	“US Taxpayer” means a Participant whose compensation from the Company is subject to Section 409A;

(ss)	“Vested Performance Share Unit” or “Vested PSU” has the meaning attributed to that term in Section 4.3.3; and

(tt)	“Vested Restricted Share Unit” or “Vested RSU” has the meaning attributed to that term in Section 3.2.3.

In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

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2. GRANT OF AWARDS

2.1	Grant of Awards

2.1.1	Subject to the terms of the Plan, the Board may make grants of Awards to Eligible Persons who are, in the opinion of the Board, in a position to contribute to the success of the Company or any of its Affiliates or who, by virtue of their service to the Company or any predecessors thereof or to any of its Affiliates, are in the opinion of the Board, worthy of special recognition, or as a means of cash conservation by granting such Eligible Persons Awards in lieu of incentive cash compensation. Except as may be otherwise set out in this Plan, the granting of an Award is entirely discretionary. Nothing in this Plan shall be deemed to give any person any right to participate in this Plan or to be granted an Award and the designation of any Award in any year or at any time shall not require the designation of such person to receive an Award in any other year or at any other time. The Committee and/or the Board shall consider such factors as it deems pertinent in selecting participants and in determining the amounts and terms of their respective Awards.

2.1.2	All grants of Awards under this Plan will be evidenced by Award Agreements. Any one executive officer of the Company is authorized and empowered to execute and deliver, for and on behalf of the Company, an Award Agreement to each Participant.

2.2	Forfeited RSUs and PSUs

2.2.1	Unless otherwise approved by the Board and provided for in the applicable Award Agreement, no Participant shall have any entitlement to receive any payment in respect of any RSUs or PSUs, as applicable, which have been forfeited under this Plan, by way of damages, payment in lieu or otherwise.

3. RESTRICTED SHARE UNITS

3.1	Restricted Share Unit Grants and Accounts

3.1.1	An account, to be known as a “Restricted Share Unit Account”, shall be maintained by the Company for each Participant who has been granted Restricted Share Units by way of a bookkeeping entry in the books of the Company. On each Date of Grant, the Restricted Share Unit Account will be credited with the Restricted Share Units granted to a Participant on that date. The Restricted Share Units credited to the Participant’s Restricted Share Unit Account will be cancelled as of the applicable Redemption Date.

3.1.2	The establishment of the Plan in respect of Restricted Share Units shall be an unfunded obligation of the Company. Neither the establishment of the Plan in respect of Restricted Share Units nor the grant of any Restricted Share Units shall be deemed to create a trust. Amounts payable to any Participant under the Plan in respect of Restricted Share Units shall be a general, unsecured obligation of the Company. The right of the Participant or Beneficiary to receive payment pursuant to the Plan in respect of Restricted Share Units shall be no greater than the right of other unsecured creditors of the Company.

3.2	Vesting and Forfeiture

3.2.1	Subject to Section 3.2.2 and unless otherwise approved by the Board and provided for in the applicable Award Agreement, a Restricted Share Unit granted under this Plan shall vest on the third anniversary of the Date of Grant provided; however, that all Restricted Share Units granted under a particular Award carrying a different vesting schedule shall vest on or before the Final Vesting Date for such Restricted Share Units. It being understood the value of both Vested RSUs and unvested RSUs shall fluctuate with the value of the underlying Common Shares, nothing in this Plan shall be construed to give any Participant any right to a guaranteed minimum value of a particular RSU, whether at the time of grant, vesting, payment or any other time.

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3.2.2	If any Blackout Period, would apply at any particular time to prevent payment in respect of a Restricted Share Unit pursuant to Section 3.3.1 to be made on or before the Final Vesting Date for such Restricted Share Unit, then the Vesting Date for such Restricted Share Unit will be accelerated by the Board by up to ten (10) business days after the lifting of the relevant Blackout Period provided such payment is made on or before the Final Vesting Date for such Restricted Share Unit.

3.2.3	All Restricted Share Units recorded in a Participant’s Restricted Share Unit Account which have vested in accordance with this Plan or as provided for in the applicable respective Award Agreement and are not forfeited hereunder by the Participant are referred to herein as “Vested Restricted Share Units” or “Vested RSUs”.

3.2.4	For greater certainty, no Participant nor any Beneficiary or other person claiming through a Participant shall be entitled to any benefit hereunder in respect of any Restricted Share Units that are not Vested Restricted Share Units and each Participant expressly waives any claims to damages in respect thereof whether related or attributable to any contractual or common law entitlement or otherwise.

3.3	Payment of Benefits in Respect of Restricted Share Units

3.3.1	Unless otherwise approved by the Board and provided for in the applicable Award Agreement, payment in redemption of an Award of a Restricted Share Unit granted to a Participant shall become payable on each Vesting Date for such Restricted Share Unit and redeemed in accordance with Section 3.3.2; provided, however that all payments under a particular Award shall be made on or before the Redemption Date for such Restricted Share Unit.

3.3.2	Subject to the provisions of this Article 3, on the Redemption Date with respect to a Participant, the Company shall, in satisfaction of its obligations hereunder and in its sole discretion, either:

(a)	pay to the Participant, or Participant’s Beneficiaries, on the Redemption Date a lump sum cash payment, net of any Applicable Withholding Taxes, equal to the number of Vested RSUs credited to his or her Restricted Share Unit Account as of the Redemption Date multiplied by the Fair Market Value of one Common Share on the Redemption Date; or

(b)	subject to Section 3.3.3 herein, deliver to the Participant, or to the Participant’s Beneficiaries, on the Redemption Date that number of Common Shares equal to the whole number of Vested RSUs credited to his or her Restricted Share Unit Account as of the Redemption Date, plus a cash settlement of any fraction of a Vested RSU, provided that the Company shall be entitled to sell a portion of the Common Shares to fund payment of any Applicable Withholding Taxes.

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The Participant shall have no further entitlement under the Plan upon receipt of the lump sum cash payment referred to in Section 3.3.2(a) or Common Shares (and, where applicable, cash in lieu of fractional Common Shares) under Section 3.3.2(b).

3.3.3	Settlement of RSUs with Common Shares:

(a)	In order to satisfy its settlement obligation where the Company has, subject to TSX approval, elected to deliver Common Shares on a Redemption Date, the Company, at the discretion of the Board may elect to obtain Common Shares in respect of a Participant’s entitlement through the facilities of the TSX in accordance with the by-laws, regulations and policies of the TSX and Applicable Law or issue such Common Shares from treasury.

(b)	Any entitlement to fractional Common Shares shall be paid in cash based on the Fair Market Value of one Common Share on the Redemption Date, less any Applicable Withholding Taxes.

(c)	If the Company elects to deliver Common Shares on a Redemption Date, the Company shall pay all fees and commissions arising in connection with the purchase of such Common Shares by the Company.

3.3.4	If a payment in respect of a Restricted Share Unit granted to a Participant shall become payable to any US Taxpayer, the payment in redemption of such Award shall be made no later than two and a half months after the end of the Participant’s first taxable year in which the right to the payment is no longer subject to a substantial risk of forfeiture, such that all payments are exempt from application of Section 409A.

4. PERFORMANCE SHARE UNITS

4.1	Performance Share Unit Grants and Accounts

4.1.1	An account, to be known as a “Performance Share Unit Account”, shall be maintained by the Company for each Participant who has been granted Performance Share Units by way of a bookkeeping entry in the books of the Company. On each Date of Grant, the Performance Share Unit Account will be credited with the Performance Share Units granted to a Participant on that date. The Performance Share Units credited to the Participant’s Performance Share Unit Account will be cancelled as of the applicable Redemption Date.

4.1.2	The establishment of the Plan in respect of Performance Share Units shall be an unfunded obligation of the Company. Neither the establishment of the Plan in respect of Performance Share Units nor the grant of any Performance Share Units shall be deemed to create a trust. Amounts payable to any Participant under the Plan in respect of Performance Share Units shall be a general, unsecured obligation of the Company. The right of the Participant or Beneficiary to receive payment pursuant to the Plan in respect of Performance Share Units granted to such Participant shall be no greater than the right of other unsecured creditors of the Company.

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4.2	Performance Period

4.2.1	Subject to Section 4.3, the Board will determine the Performance Period applicable to an Award of Performance Share Units, but it may not be more than three years after the Date of Grant unless specified otherwise in the applicable Award Agreement.

4.3	Vesting

4.3.1	Performance Share Units will vest on the achievement of the applicable Performance Vesting Conditions at the end of the applicable Performance Period unless specified otherwise in the applicable Award Agreement, provided that the Participant’s Termination Date has not occurred prior to the Vesting Date.

4.3.2	If any Blackout Period, would apply at any particular time to prevent payment in respect of a Performance Share Unit pursuant to Section 4.4.1 to be made on or before the Final Vesting Date for such Performance Share Unit, then the Vesting Date for such Performance Share Unit will be accelerated by the Board by up to ten (10) business days after the lifting of the relevant Blackout Period provided such payment is made on or before the Final Vesting Date for such Performance Share Unit.

4.3.3	All Performance Share Units recorded in a Participant’s Performance Share Unit Account which have vested in accordance with this Plan or as provided for in the applicable respective Award Agreement and are not forfeited hereunder by the Participant are referred to herein as “Vested Performance Share Units” or “Vested PSUs”.

4.3.4	For greater certainty, no Participant nor any Beneficiary or other person claiming through a Participant shall be entitled to any benefit hereunder in respect of any Performance Share Units that are not Vested Performance Share Units and each Participant expressly waives any claims to damages in respect thereof whether related or attributable to any contractual or common law entitlement or otherwise.

4.4	Payment of Benefits in Respect of Performance Share Units

4.4.1	Unless otherwise approved by the Board and provided for in the applicable Award Agreement, payment in redemption of an Award of a Performance Share Unit granted to a Participant shall become payable on each Vesting Date for such Performance Share Unit and redeemed in accordance with Section 4.4.2; provided, however that all payments under a particular Award shall be made on or before the Redemption Date for such Performance Share Unit.

4.4.2	Subject to the provisions of this Article 4, on the Redemption Date with respect to a Participant, the Company shall, in satisfaction of its obligations hereunder and in its sole discretion, either:

(a)	pay to the Participant, or Participant’s Beneficiaries, on the Redemption Date a lump sum cash payment, net of any Applicable Withholding Taxes, equal to the number of Vested PSUs credited to his or her Performance Share Unit Account as of the Redemption Date multiplied by the Fair Market Value of one Common Share on the Redemption Date; or

(b)	subject to Section 4.4.3 herein, deliver to the Participant, or to the Participant’s Beneficiaries, on the Redemption Date that number of Common Shares equal to the whole number of Vested PSUs credited to his or her Performance Share Unit Account as of the Redemption Date, plus a cash settlement of any fraction of a Vested PSU, provided that the Company shall be entitled to sell a portion of the Common Shares to fund payment of any Applicable Withholding Taxes.

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The Participant shall have no further entitlement under the Plan upon receipt of the lump sum cash payment referred to in Section 4.4.2(a) or Common Shares (and, where applicable, cash in lieu of fractional Common Shares) under Section 4.4.2(b).

4.4.3	Settlement of PSUs with Common Shares:

(a)	In order to satisfy its settlement obligation where the Company has, subject to TSX approval, elected to deliver Common Shares on a Redemption Date, the Company, at the discretion of the Board may elect to obtain Common Shares in respect of a Participant’s entitlement through the facilities of the TSX in accordance with the by-laws, regulations and policies of the TSX and Applicable Law or issue such Common Shares from treasury.

(b)	Any entitlement to fractional Common Shares shall be paid in cash based on the Fair Market Value of one Common Share on the Redemption Date, less any Applicable Withholding Taxes.

(c)	If the Company elects to deliver Common Shares on a Redemption Date, the Company shall pay all fees and commissions arising in connection with the purchase of such Common Shares by the Company.

4.4.4	If a payment in respect of a Performance Share Unit granted to a Participant shall become payable to any US Taxpayer, the payment in redemption of such Award shall be made no later than two and a half months after the end of the Participant’s first taxable year in which the right to the payment is no longer subject to a substantial risk of forfeiture, such that all payments are exempt from application of Section 409A.

5. DIVIDENDS PAID ON SHARES

5.1	Cash Dividends

5.1.1	Subject to Section 5.2.1, in the event the Company pays a dividend on the Common Shares subsequent to the granting of an Award, the number of Restricted Share Units or Performance Share Units, as applicable, relating to such Award (the “Original Share Units”) shall be increased by an amount equal to:

(a)	the product of: (i) the aggregate number of Original Share Units held by the Participant on the record date for such dividend; and (ii) the per Common Share amount of such dividend (or, in the case of any dividend payable in property other than cash, the per Common Share Fair Market Value of such property as determined by the Board); divided by

(b)	the Fair Market Value of a Common Share calculated as of the date on which the dividend is declared.

5.2	Dividends In Kind

5.2.1	In the event that the Company pays a dividend on the Common Shares in additional Common Shares, the number of Original Share Units shall be increased by a number equal to the product of: (a) the aggregate number of Original Share Units held by the Participant on the record date of such dividend; and (b) the number of Common Shares (including any fraction thereof) payable as a dividend on one Common Share.

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6. TERMINATION OF EMPLOYMENT OR ENGAGEMENT

6.1.1	Termination Other Than for Cause

(a)	Except as otherwise determined by the Board or unless otherwise specified in the Award Agreement, the employment agreement of the applicable Participant or as may otherwise be required to satisfy the minimum requirements of applicable employment or labour standards legislation, if a Participant’s Termination Date occurs for any reason whatsoever other than a termination for Cause:

(i)

all Restricted Share Units previously credited to such Participant’s Restricted Share Unit Account which are Vested Restricted Share Units on the Participant’s Termination Date and all Performance Share Units previously credited to such Participant’s Performance Share Unit Account which are Vested Performance Share Units on the Participant’s Termination Date shall remain outstanding and be settled in accordance with the terms and conditions of the Plan; and

(ii)

all Restricted Share Units previously credited to such Participant’s Restricted Share Unit Account which are not Vested Restricted Share Units and all Performance Share Units previously credited to such Participant’s Performance Share Unit Account which are not Vested Performance Share Units on such Participant’s Termination Date shall, in each case, automatically be terminated and forfeited as of such Termination Date and the Participant waives any claim to damages in respect thereof whether related or attributable to any contractual or common law termination entitlement or otherwise.

6.1.2	Termination For Cause

(a)	Except as otherwise determined by the Board or unless otherwise specified in the Award Agreement, the employment agreement of the applicable Participant or as may otherwise be required to satisfy the minimum requirements of applicable employment or labour standards legislation, if a Participant’s Termination Date occurs because of the Participant’s termination for Cause (as determined by the Board), all Restricted Share Units previously credited to such Participant’s Restricted Share Unit Account, that are not Vested Restricted Share Units, and all Performance Share Units previously credited to such Participant’s Performance Share Unit Account, that are not Vested Performance Share Units, shall, in each case, automatically be terminated and forfeited as of such Termination Date and the Participant waives any claim to damages in respect thereof whether related or attributable to any contractual or common law termination entitlement or otherwise.

6.1.3	No Eligibility for Additional Awards

(a)	Except as otherwise determined by the Board or unless otherwise specified in the Award Agreement, the employment agreement of the applicable Participant or as may otherwise be required to satisfy the minimum requirements of applicable employment or labour standards legislation, the Participant’s eligibility to receive further grants of Awards under this Plan in the event of the Participant’s Termination Date ceases as of the Termination Date and the Participant waives any claim to damages in respect thereof whether related or attributable to any contractual, common law or civil law termination entitlement or otherwise.

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7. CLAWBACK

7.1	Clawback

7.1.1	Notwithstanding anything in this Plan to the contrary, all RSUs granted under this Plan, and any Common Shares issued or payments made under this Plan in respect of any RSUs shall be subject to clawback or recoupment as permitted or mandated by Applicable Law, rules, regulations or any Company policy as enacted, adopted or modified from time to time.

8. COMMON SHARES SUBJECT TO THIS PLAN

8.1	Maximum Number of Common Shares and Limitations.

8.1.1	The number of Common Shares issuable under the Plan combined with the number of Common Shares issuable under all full-value security-based compensation arrangements of the Company and all security-based compensation arrangements of the Company, shall not exceed 5% and 10%, respectively, of the issued and outstanding Common Shares as at the date of such Award.

8.1.2	Notwithstanding anything else contained herein, the number of Common Shares of the Company which are (a) issuable at any time, and (b) issued within any one year period, to insiders (as such term is defined in Part 1 of the TSX Company Manual) of the Company pursuant to the terms of the Plan and under any other security-based compensation arrangement, shall not exceed 10% of the Company’s total issued and outstanding Common Shares (subject to the aforesaid 5% sub-limit applicable under all full-value security-based compensation arrangements of the Company) (the “Insider Participation Limit”).

9. ADJUSTMENTS AND MERGER AND ACQUISITION TRANSACTIONS

9.1	Adjustments

9.1.1	Appropriate adjustments to this Plan and to Awards shall be made, and shall be conclusively determined, by the Board to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations, reorganizations or reclassifications of the Common Shares, the payment of stock dividends by the Company (other than dividends in the ordinary course) or other changes in the capital of the Company. Any dispute that arises at any time with respect to any such adjustment will be conclusively determined by the Board, and any such determination will be binding on the Company, the Participant and all other affected parties.

9.1.2	The grant of any Awards under this Plan will in no way affect the Company’s right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction. For avoidance of doubt, in the event of any reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Common Shares or other securities of the Company or any other similar corporate transaction or event involving the Company (or the Company shall enter into a written agreement to undergo such a transaction or event), the Committee or the Board may, in its sole discretion, provide for any of the following to be effective upon the consummation of the event (or effective immediately prior to the consummation of the event, provided that the consummation of the event subsequently occurs):

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(a)	either (i) termination of any such Award, whether or not vested, in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights (and, for the avoidance of doubt, if, as of the date of the occurrence of the transaction or event, the Committee or the Board determines in good faith that no amount would have been attained upon the realization of the Participant’s rights, then such Award may be terminated by the Company without any payment) or (ii) the replacement of such Award with other rights or property selected by the Committee or the Board, in its sole discretion; or

(b)	that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices.

9.1.3	No adjustment provided for in this Article 9 will require the Company to issue a fractional share in respect of any or other Awards and the adjustment with respect to each Award will be limited accordingly.

10. ADMINISTRATION

10.1	Administration

10.1.1	The Plan will be administered by the Board.

(a)	Subject to the limitations of the Plan and any required approval(s) of the Exchange, the Board has the sole and absolute discretion and authority to administer and interpret this Plan, the Award Agreements and the Awards, including:

(i)	to determine the Eligible Persons to whom Awards may be granted;

(ii)

to grant Awards and determine their terms, including (i) the number of Awards to be granted, (ii) the timing of grants, including the Date of Grant, (iii) the Performance Goals, Performance Measures, Performance Periods and Performance Vesting Conditions, (iv) restrictions on transfer, (v) any other vesting schedule, terms, limitations, restrictions and conditions applicable to Awards, (vi) the form of any Award Agreement (not inconsistent with this Plan) to evidence an Award;

(iii)

to waive or amend any terms of any Awards, including accelerating the vesting of any Awards, changing the Performance Vesting Conditions or, subject to the approval of the Exchange where required, substituting other property on the payment or settlement of any Awards;

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(iv)	to establish, amend and rescind any regulations, rules or guidelines relating to this Plan; and

(v)	to make any other determinations, settle any disputes or take any other action necessary or desirable for the administration of this Plan or any Award Agreement or Award,

all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of the Plan.

(b)	The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent the Board deems necessary or desirable to carry it into effect. Any decision of the Board in the interpretation and administration of the Plan shall lie within its absolute discretion and shall be final, conclusive and binding on all parties concerned. No individual shall be liable for anything done or omitted to be done by such individual or any other individual, in connection with the performance of any duties under the Plan, except those which arise from such individual’s own willful misconduct or as expressly provided by statute.

(c)	The determination by the Board of any question which may arise as to the interpretation or implementation of the Plan or any of the Awards granted hereunder shall be final and binding on all Participants and other persons claiming or deriving rights through any of them.

10.1.2	The Board may delegate to (i) one or more officers or Directors of the Company or (ii) the Committee, subject to such terms, conditions and limitations as the Board may establish in its sole discretion, the authority to grant Awards; provided, however, that the Board shall not delegate such authority in such a manner as would contravene the mandatory requirements of the Exchange or any applicable limitations under Applicable Law.

10.1.3	All costs and expenses of administering the Plan will be paid by the Company.

10.2	Amendments

10.2.1	This Plan may be amended at any time by the Board in its sole discretion, subject to applicable regulatory approval, (including, approval of the TSX), and the terms of this Plan; provided that, no such amendment shall, unless required by law, adversely affect the rights of any Participant with respect to an Award previously granted to the affected Participant, without the consent of the Participant, and any amendment shall be such that this Plan continuously meets the conditions and requirements of Applicable Law.

10.2.2	Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

(a)	amendments to the vesting provisions of the Plan and any Award Agreement;

(b)

amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the Applicable Laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the TSX in place from time to time;

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(c)	amendments to the provisions of the Plan respecting administration of the Plan;

(d)	amendments to the provisions of the Plan respecting the terms and conditions on which Awards may be made pursuant to the Plan;

(e)	amendments to the Plan that are of a “housekeeping” nature; and

(f)	any other amendments, fundamental or otherwise, not requiring shareholder approval under Section 10.2.3, Applicable Laws or applicable policies of the TSX.

10.2.3	Without limiting the generality of the foregoing, the Board may not, without the approval of the Company’s shareholders, make the following amendments to the Plan:

(a)	an increase to the Plan maximum or the number of Common Shares issuable under the Plan;

(b)	any amendment to the amendment provisions in Sections 10.2.2 and 10.2.3 of the Plan;

(c)	extension of the termination or expiry of an Award;

(d)	the removal or increase of Insider Participation Limits;

(e)	any change that would materially modify the eligibility requirements for participation in this Plan; and

(f)	any amendment that permits the assignment or transfer of an Award (or a portion thereof) other than for normal estate planning purposes.

10.3	Termination

10.3.1	The Board may, in its sole discretion and without the consent of any Participant, terminate the Plan at any time by giving written notice thereof to each Participant. Following termination of the Plan, additional Share Units shall not be credited to the Performance Share Unit Accounts and Restricted Share Unit Accounts of Participants except pursuant to Article 3 or Article 4, as applicable, hereof. Notwithstanding the termination of the Plan, all amounts distributable under the Plan shall be paid to the persons entitled thereto on the date on which such distributions would have been made had the Plan not been terminated.

10.4	Applicable Withholding Taxes

10.4.1	Prior to the delivery of any Common Shares or cash under this Plan, the Company shall have the power and the right to deduct or withhold, or to require a Participant to remit to the Company, an amount sufficient to satisfy any federal, provincial, local and foreign taxes, pension plan contributions, employment insurance premiums and any other required deductions (collectively referred to herein as “Applicable Withholding Taxes”) that the Company determines is required to be withheld to comply with applicable laws. The Company shall make any withholdings or deductions in respect of Applicable Withholding Taxes as required by law or the interpretation or administration thereof. The Company shall be entitled to make arrangements to sell a sufficient number of Common Shares to be issued pursuant to the Plan to fund the payment and remittance of Applicable Withholding Taxes that are required to be deducted or withheld and any associated costs (including fees).

14

10.5	Currency

10.5.1	All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada.

10.6	Beneficiaries and Claims for Benefits

10.6.1	Subject to the requirements of Applicable Law, a Participant shall designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Committee or the Board may from time to time determine.

10.7	General

10.7.1	Nothing contained in the Plan shall prevent the Company or any of its Affiliates from adopting or continuing in effect other compensation arrangements (subject to shareholder approval if such approval is required by TSX) and such arrangements may be either generally applicable or applicable only in specific cases.

10.7.2	The validity, construction and effect of the Plan, the grants of Awards, any rules and regulations relating to the Plan and Award Agreement, and all determinations made and actions taken pursuant to the Plan, shall be governed by and determined in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

10.7.3	If any provision of the Plan or any Award Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Board, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person, or Share Unit and the remainder of the Plan and any such Award Agreement shall remain in full force and effect.

10.7.4	Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any of its Affiliates and a Participant or any other person.

10.7.5	Headings are given to the sections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

10.7.6	The Plan shall enure to the benefit of and be binding upon the Company and its successors and assigns. The interest of any Participant under the Plan in any RSU shall not be transferable or alienable by the Participant either by pledge, assignment or in any other manner whatever, otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death; and after the Participant’s lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary.

15

10.7.7	Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a shareholder of the Company with respect to any Common Shares reserved for the purpose of any Award, including for greater certainty, no Award shall confer any entitlement as to dividends or voting rights on a Participant until the date of purchase or issuance of such Common Shares, as determined by the Board, for the account of such Participant as specifically provided herein.

10.7.8	Nothing contained in this Plan or any Award shall confer upon any Participant any right with respect to continuance as a Director, Consultant, or officer or employee of the Company or its Subsidiaries, or interfere in any way with the right of the Company or its Subsidiaries to terminate the Participant’s employment or engagement at any time.

10.7.9	Nothing contained in this Plan or any Award shall confer on any Participant who is not a Director, Consultant, or officer or employee of the Company or its Subsidiaries any right to continue providing ongoing services to the Company or its Subsidiaries or affect in any way the right of the Company or its Subsidiaries to determine to terminate his, her or its contract at any time.

10.7.10	Neither designation as a Participant nor the grant of any Award to any Participant entitles any Participant to any additional grant of any Award under the Plan. Neither the Plan nor any action taken hereunder shall interfere with the right of the Company to terminate a Participant’s employment, if applicable, at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

10.7.11	The amount of any compensation received by a Participant as a result of the settlement of any Award will not constitute compensation with respect to which any other employee benefits of that Participant are determined, including benefits under any bonus, pension, profit-sharing, insurance or salary continuation plan, unless otherwise determined by the Board or specified in the other plan.

10.7.12	The invalidity or unenforceability of any provision of this Plan will not affect the validity or enforceability of any other provision and any invalid or unenforceable provision will be severed from this Plan.

* * *

16

Americas Gold and Silver Corporation

SCHEDULE “D”

STOCK OPTION PLAN

(See attached)

Page | 75

AMERICAS GOLD AND SILVER CORPORATION

AMENDED AND RESTATED STOCK OPTION PLAN

Effective May 7, 2025

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Americas Gold and Silver Corporation	Stock Option Plan

1 GENERAL PROVISIONS

1.1 Interpretation

For the purpose of this Plan, the following terms shall have the following meanings:

(a)	“Administrator” means such Director, officer or employee of the Corporation as may be designated from time to time, as Administrator by the Board or an authorized committee of the Board;

(b)	“Associate” has the meaning ascribed to that term under subsection 1(1) of the Securities Act (Ontario);

(c)

“Blackout Period” means a period of time when, pursuant to any policies of the Corporation or other periods as designated by the Corporation, designated Persons may not trade in securities of the Corporation;

(d)	“Board” means the board of directors of the Corporation;

(e)	“Cashless Exercise” has the meaning ascribed to that term under Section 2.6(c);

(f)

“Cause” means in respect of a Participant, unless otherwise defined in a Participant’s Option Agreement or employment or consulting agreement, in which case such definition shall apply, (i) any act or omission that constitutes a “Serious Reason” or “cause” for termination within the meaning of Article 2094 of the Civil Code of Québec (as amended from time to time) and applicable jurisprudence in respect of Participants in Québec or (ii) “cause” within the meaning of the common law in respect of Participants outside of Québec;

(g)	“Change of Control” means:

(i)

the acquisition by any “offeror” (as defined in the Securities Act (Ontario)) of beneficial ownership of more than 50% of the outstanding voting securities of the Corporation, by means of a take-over bid or otherwise;

(ii)

any consolidation, reorganization, merger, amalgamation or statutory amalgamation or arrangement of the Corporation with or into another corporation, a separation of the business of the Corporation into two or more entities, or pursuant to which Common Shares would be converted into cash, securities or other property, other than a merger of the Corporation in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

(iii)	any sale, lease, license, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Corporation;

(iv)	the approval by the shareholders of any plan of liquidation or dissolution of the Corporation;

(v)

the replacement by way of election or appointment at any time of one-half or more of the total number of the then incumbent members of the Board, unless such election or appointment is approved by 50% or more of the Board in office immediately preceding such election or appointment in circumstances where such election or appointment is to be made other than as a result of a dissident public proxy solicitation, whether actual or threatened; or

(vi)

the completion of any transaction or series of transactions which would have the same or similar effect as any transaction or series of transactions referred to in clauses (i), (ii), (iii) or (iv), referred to immediately above;

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Americas Gold and Silver Corporation	Stock Option Plan

(h)	“Common Shares” means the common shares without par value of the Corporation as currently constituted;

(i)

“Consultant” means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Corporation or any of its Subsidiaries has a contract for services who is approved for participation in the Plan by the Board and for whom there exists an exemption from applicable prospectus requirements permitting the granting of an Option;

(j)	“Corporation” means Americas Gold and Silver Corporation;

(k)

“Date of Grant” means the effective date of grant of an Option as set out in the Option Agreement, provided that, such date shall not be earlier than the date on which the grant of the Option was approved by the Board or a committee of the Board duly authorized in accordance with Section 1.3(a);

(l)	“Director” means a member of the Board;

(m)	“Disability” means a Participant’s long-term disability, as determined by the Board;

(n)	“Effective Date” means May 7, 2025;

(o)	“Eligible Person” means, subject to all applicable laws, any Director, officer, employee (whether part-time or full-time), or Consultant of the Corporation or any of its Subsidiaries;

(p)

“Exchange” means the Toronto Stock Exchange or the NYSE American LLC, as applicable, or if the Common Shares are not listed on the Toronto Stock Exchange or the NYSE American LLC, such other stock exchange on which the Common Shares are listed, or if the Common Shares are not listed on any stock exchange, then on the over-the- counter market;

(q)	“Exchange Day” means any day on which the Exchange is open for trading;

(r)	“Exercise Notice” means the notice respecting the exercise of an Option, in substantially the form set out as Schedule “B” hereto, duly executed by the Option Holder;

(s)	“Fair Market Value” on any date of a Common Share means:

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Americas Gold and Silver Corporation	Stock Option Plan

(i)

if the Common Shares are listed on an Exchange, the volume-weighted average trading price of the Common Shares on the Exchange with the greatest volume of trading over the applicable period, for the five trading days before the relevant date or, if there is no reported sale price at which the Common Shares traded on an Exchange during such period, the average of the closing bid and ask prices (on the Exchange with the narrowest such bid-ask spread) for the trading day immediately before the relevant date; and

(ii)	if the Common Shares are not listed on an Exchange, the value of a Common Share as determined by the Board in good faith;

(t)	“Insider” means:

(i)

an insider as defined under subsection 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and

(ii)	an Associate of any person who is an insider by virtue of (i) above:

(u)	“Non-Executive Director” means any Director of the Corporation who is not an employee or officer of the Corporation or any Affiliate;

(v)	“Option” means an option to purchase Common Shares granted pursuant to the terms of the Plan;

(w)	“Option Agreement” means an agreement, substantially in the form of Schedule “A”, evidencing an award of Options;

(x)	“Option Exercise Price” means the price at which a Common Share may be acquired on exercise of an Option;

(y)	“Participant” means Eligible Persons to whom Options have beengranted;

(z)

“Person” means an individual, corporation, company, cooperative, sole proprietorship, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, trust, trustee, executor, administrator, legal personal representative, estate, unincorporated association, organization or syndicate, entity with juridical personality or governmental authority or body, or other entity, whether or not having legal status, however designated or constituted, and pronouns which refer to a Person shall have a similarly extended meaning;

(aa)	“Personal Representative” means:

(i)	in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii)	in the case of a Participant who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Participant;

(bb)	“Plan” means this Amended and Restated Stock Option Plan of the Corporation;

(cc)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to Eligible Persons, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

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Americas Gold and Silver Corporation	Stock Option Plan

(dd)	“Subsidiary” means an issuer that is controlled by another issuer, within the meaning of subsections 1(3) and 1(4) of the Securities Act(Ontario); and

(ee)

“Termination Date” means (i) in the case of a Participant (other than a Consultant), the last day on which the Participant actively renders services to the Corporation or any of its Subsidiaries, including by reason of death or Disability, excluding any period of contractual or reasonable notice of termination of employment or any period of salary or benefits continuance or deemed employment, except as otherwise expressly required by applicable employment or labour standards legislation, but, for greater certainty, a Participant’s absence from active work during a period of vacation, temporary illness, authorized leave of absence, maternity or parental leave or leave on account of Disability shall not be considered to result in a Termination Date, and (ii) in the case of a Consultant who is a Participant, the effective date of termination of the agreement governing its services as a consultant.

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

1.2 Purpose

The purpose of the Plan is to advance the interests of the Corporation by (i) providing Eligible Persons with additional incentive, (ii) encouraging stock ownership by such Eligible Persons, (iii) increasing the proprietary interest of Eligible Persons in the success of the Corporation, (iv) encouraging the Eligible Persons to remain with the Corporation or its Subsidiary Companies, and (v) attracting new Eligible Persons.

1.3 Administration

(a) This Plan shall be administered by the Board or a committee of the Board duly authorized for this purpose by the Board and consisting of not less than three Directors, as assisted by the Administrator. If a committee is authorized for this purpose, all references to the Board will be deemed to be references to the committee.

(b) Subject to the limitations of the Plan and any required approval(s) of the Exchange, the Board shall have theauthority:

(i)	to determine the Eligible Persons to whom Options may be granted;

(ii)

to grant Options and determine their terms, including (A) the number of Common Shares subject to the applicable Option, (B) the timing of grants, including the Date of Grant, (C) the Exercise Price, (D) restrictions on transfer, (E) the vesting schedule, limitations, restrictions and conditions applicable to Options, (F) the form of any Option Agreement (not inconsistent with this Plan) to evidence the grant of an Option;

(iii)	to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(iv)

to make all other determinations, settle any disputes or take any other action in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with Section 1.6 hereof, as it may deem necessary or advisable.

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Americas Gold and Silver Corporation	Stock Option Plan

(c) Without limiting Section 1.3(b), the Board or an authorized committee of the Board, in its discretion, may correct any defect or omission or reconcile any inconsistencies in this Plan or any Option Agreement or Option.

(d) The interpretation by the Board or an authorized committee of the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Participant. No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

(e) The Board may prescribe terms for Option Agreements in respect of Eligible Persons who are subject to the laws of a jurisdiction other than Canada in connection with their participation in this Plan that are different than the terms of the Option Agreements for Eligible Persons who are subject to the laws of Canada in connection with their participation in this Plan, and/or deviate from the terms of this Plan set out herein, for purposes of compliance with applicable law in such other jurisdiction or where, in the Board’s opinion, such terms or deviations are necessary or desirable to obtain more advantageous treatment for the Corporation, a Subsidiary of the Corporation or the Eligible Person in respect of this Plan under the law of the other jurisdiction.

(f) The Board’s discretion and authority is subject to any mandatory requirements of the Exchange.

1.4 Shares Reserved

(a) The number of Common Shares issuable under the Plan combined with the number of Common Shares issuable under all security-based compensation arrangements of the Corporation shall not exceed 10% of the issued and outstanding Common Shares as at the date of such award.

(b) (i) The maximum aggregate number of Common Shares reserved for issuance to all Non- Executive Directors under the Plan and all other security-based compensation arrangements of the Corporation shall not exceed 1% of the total number of Common Shares then issued and outstanding; (ii) the aggregate Fair Market Value of the Common Shares covered by Options granted under this Plan to any Non- Executive Director in a one-year period shall not exceed $100,000, and (iii) the maximum aggregate value of all awards granted under the Plan to any Non- Executive Director in a one-year period combined with the value of all grants under other security-based compensation arrangements of the Corporation in such one- year period shall not exceed $150,000. The foregoing limitations do not apply to grants made in lieu of Directors’ fees payable in cash.

(c) Notwithstanding anything else contained herein, the number of Common Shares of the Corporation which are (i) issuable at any time, and (ii) issued within any one year period, to insiders (as such term is defined in Part 1 of the TSX Company Manual) (each, an “Insider”) of the Corporation pursuant to the terms of the Plan and under any other security-based compensation arrangement, shall not exceed 10% of the Corporation’s total issued and outstanding Common Shares.

(d) This Plan is an “evergreen” plan. Accordingly, Common Shares covered by Options that are exercised or settled or that expire or are forfeited, surrendered, cancelled or otherwise terminated or lapse for any reason without having been exercised or settled for Common Shares issued from treasury will be available for subsequent grant under this Plan and the number of Common Shares available for issuance under Section 1.4(a) will not be reduced. No fractional shares shall be issued. Reference should be made to Section 1.8(d) for the manner in which fractional share values shall be treated.

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Americas Gold and Silver Corporation	Stock Option Plan

1.5 Amendment and Termination

(a) The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required Exchange or shareholder approval. No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant. If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan, shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

(b) The Board may amend or modify any outstanding Option in any manner, to the extent that the Board would have had the authority to initially grant such Option as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the Exchange, if required; provided that the consent of the affected Participant is obtained if any such amendment or modification would materially impair an outstanding Option.

(c) Pursuant to the policies of the Exchange and without limiting the generality of the foregoing, the Board, subject to Section 1.5(d), may make the following amendments to the Plan or an Option granted under the Plan, as applicable, without obtaining approval of any shareholder of the Corporation:

(i)

amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with applicable laws and regulatory requirements, including the requirements of the Exchange, in place from time to time;

(ii)

amendments of a “housekeeping” or administrative nature, including any amendment to cure any ambiguity, error or omission in this Plan or any Option Agreement or to correct or supplement any provision of this Plan or any Option Agreement that is inconsistent with any other provision of this Plan or other Option Agreement provided such amendment does not alter the scope, nature and intent of the affected provisions;

(iii)	amendments to the provisions of the Plan respecting the terms and conditions on which Options may be granted pursuant to the Plan, including the vesting schedule;

(iv)	the addition of, and subsequent amendment to, any financial assistance provision;

(v)	amendments to the termination provisions of Options or the Plan which do not entail an extension beyond the original expiry date;

(vi)	the addition of a cashless exercise feature, payable in cash or securities;

(vii)

amendments ensuring that the Options granted under the Plan will comply with any provisions respecting the income tax and other laws in force in any country or jurisdiction of which a Participant to whom an Option has been granted may from time to time be resident or a citizen; and

(viii)	any other amendments not requiring shareholder approval under applicable laws or the requirements of the Exchange.

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Americas Gold and Silver Corporation	Stock Option Plan

(d) The Board may not, without the approval of the Corporation’s shareholders, make amendments to the Plan or an Option granted under the Plan with respect to the following:

(i)	an increase to the maximum number or percentage of securities issuable under the Plan;

(ii)	a reduction in the exercise price of an outstanding Option or other entitlements under the Plan;

(iii)	amendments to remove or increase the Insider participation limits in Section 1.4(c);

(iv)	any cancellation and reissue of Options or other entitlements;

(v)	any change to the definition of “Eligible Person” set out in Section 1.1(o) where such change may permit Non-Executive Directors to participate on a discretionary basis under the Plan;

(vi)	an amendment to the prohibition on transferring or assigning Options under the Plan set out in Section 2.7;

(vii)	an amendment to the amendment provisions in this Section 1.5 so as to increase the ability of the Board to amend the Plan without the approval of the Corporation’s shareholders;

(viii)	an amendment that extends the term of Options beyond their Option Expiry Date, except in accordance with Section 2.4(b); and

(ix)	any changes to the limits set out in Section 1.4.

(e) Notwithstanding the foregoing, no amendment to the Plan which, pursuant to: (i) applicable securities laws and the regulations and rules promulgated thereunder; (ii) any rules and regulations of the Exchange or consolidated stock price reporting system on which prices for the Common Shares are quoted at any time; or (iii) any other applicable laws, rules and regulations of any jurisdiction requiring action by the shareholders, requires action by the shareholders may be made without obtaining, or being conditioned upon, shareholder approval.

(f) If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect as long as any Option remains outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or to any outstanding Option that the Board would have been entitled to make if the Plan were still in effect.

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Americas Gold and Silver Corporation	Stock Option Plan

1.6 Compliance with Legislation

The Plan, the grant and exercise of Options hereunder and the Corporation’s obligation to issue and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulation of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading. Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws and, if deemed necessary or expedient by the Board, the certificates representing the Common Shares issued upon the exercise of Options shall have a legend pertaining to such restriction.

1.7 Effective Date

This Plan is effective as of the Effective Date.

1.8 Miscellaneous

(a) Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required regulatory or shareholder approval.

(b) Nothing contained in the Plan nor in any Option granted thereunder shall be deemed to give any Participant any interest or title in or to any Common Shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in the Plan and pursuant to the exercise of any Option.

(c) The Plan does not give any Eligible Person the right or obligation to become or to continue to serve as a director, officer, Consultant, or employee, as the case may be, of the Corporation or any of its Subsidiaries. The awarding of Options to any Eligible Person is a matter to be determined solely in the discretion of the Board. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any other securities in the capital of the Corporation or any of its Subsidiaries other than as specifically provided for in the Plan.

(d) No fractional Common Shares shall be issued upon the exercise of Options and, accordingly, if a Participant would become entitled to a fractional Common Share upon the exercise of an Option, such Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(e) The grant of an Option shall be conditional upon the Eligible Person to whom the Option is granted completing, signing and delivering to the Corporation all documents as may be required by the regulatory authorities having jurisdiction.

2 OPTIONS

2.1 Nature of Options

An Option is a right granted by the Corporation to an Eligible Person entitling the Eligible Person to acquire, for each Option issued, one Common Share from treasury at the Option Exercise Price.

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Americas Gold and Silver Corporation	Stock Option Plan

2.2 Option Agreement

Each grant of an Option under this Plan will be evidenced by an Option Agreement. Any one executive officer of the Company is authorized and empowered to execute and deliver, for and on behalf of the Company, an Option Agreement to each Participant.

2.3 Option Exercise Price

The Board shall establish the Option Exercise Price of an Option on the Date of Grant, which shall in all cases be not less than the Fair Market Value as of that date.

2.4 Option Term; Blackout Period

(a) Subject to Sections 2.4(b) and 2.8, unless otherwise specified in the applicable Option Agreement governing the Option, the date and time on which each Option will expire (the “Option Expiry Date”) will be 4:30 p.m. (Toronto time) on the tenth anniversary of the Date of Grant, provided that the Option Expiry Date shall not be later than the tenth anniversary of the Date of Grant. The Corporation will cancel any unexercised Option immediately following the Option Expiry Date.

(b) If the Option Expiry Date would fall within a Blackout Period, the Option Expiry Date will automatically be extended to the date that is 10 Exchange Days after the date when the Blackout Period ends.

2.5 Vesting of Options

Options will vest on the basis specified in the applicable Option Agreement.

2.6 Option Exercise

(a) An Option may be exercised only by the Participant or the Personal Representative of any Participant, where applicable. Subject to the provisions of this Plan and the applicable Option Agreement, a Participant, or a Participant’s Personal Representative, as applicable, may exercise a vested Option (in whole or in part) at any time (other than during a Blackout Period) by delivering to the Corporation a duly signed and completed Exercise Notice, the applicable Option Agreement and a certified cheque, bank draft or other means of payment acceptable to the Corporation in an amount equal to the aggregate Option Exercise Price of the Common Shares to be purchased pursuant to the exercise of the Option. The issuance of any Common Shares on the exercise of Options shall be subject to the satisfaction of any obligations in respect of the applicable Withholding Tax Amount in accordance with Section 2.13.

(b) As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Participant a certificate for the Common Shares so purchased.

(c) Subject to any policies of the Exchange, in lieu of exercising any vested Option in the manner described in Section 2.6(a), a Participant may complete a cashless exercise with a properly completed notice of Net Exercise, in a form approved by the Board from time to time, and elect to receive that number of Common Shares determined in accordance with the following formula: (a “Cashless Exercise”):

A = (B* (C – D))/C,

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Americas Gold and Silver Corporation	Stock Option Plan

Where:

A =	the number of Common Shares to be issued to the Participant upon exercising such Options, provided that if the foregoing calculation results in a negative number, then no Shares shall be issued

B =	the number of Shares underlying the Options subject to the Cashless Exercise

C =

subject to the policies of the Exchange, the volume weighted average trading price of the Shares on the Exchange calculated by dividing the total value by the total volume of the Shares traded for the five trading days immediately preceding the date of exercise of the Options subject to the Cashless Exercise

D =	the Option Exercise Price of the Options subject to the Cashless Exercise

2.7 Transfers

(a) A Participant may not transfer or assign an Option, including by operation of law, except on the death of the Participant, by will or applicable laws of succession, provided that, subject to applicable law, a Participant may designate in writing (on terms specified by the Corporation) a beneficiary to receive any benefits that are payable under this Plan and any Option on death.

(b) A Participant may not grant a security interest in, pledge or otherwise encumber an Option.

(c) Any breach of Sections 2.7(a) or 2.7(b) will result in the Award being void.

2.8 Termination of Employment or Engagement

(a) Except as otherwise determined by the Board or unless otherwise specified in the Option Agreement, the employment agreement of the applicable Participant or as may otherwise be required to satisfy the minimum requirements of applicable employment or labour standards legislation:

(i)

if a Participant’s Termination Date occurs for any reason whatsoever other than death, Disability or termination with Cause, then the Participant may exercise any of the Participant’s Options to the extent that the Options have vested as at the Termination Date until the earlier of the Option Expiry Date of the particular Option and the date that is 90 days after the Termination Date, after which such Options expire and are cancelled. Any Options held by the Participant that have not vested as at the Participant’s Termination Date shall immediately expire and are cancelled on the Participant’s Termination Date and the Participant waives any claim to damages in respect thereof whether related or attributable to any contractual, common law or civil law termination entitlement or otherwise;

(ii)

if a Participant dies while an Eligible Person, the Personal Representative may exercise any of the Participant’s Options to the extent that the Options have vested as at the Participant’s death until the earlier of the Option Expiry Date of the particular Option and the date that is twelve months after the date of the Participant’s death, after which such Options expire and are cancelled. Any Options held by the Participant that have not vested as at the date of the Participant’s death shall immediately expire and are cancelled on the date of the Participant’s death and the Participant waives any claim to damages in respect thereof whether related or attributable to any contractual, common law or civil law termination entitlement or otherwise;

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Americas Gold and Silver Corporation	Stock Option Plan

(iii)

if a Participant is determined to have a Disability while an Eligible Person, the Participant or Personal Representative, as applicable, may exercise any of the Participant’s Options to the extent that the Options have vested as at the Participant’s Disability until the earlier of the Option Expiry Date of the particular Option and the date that is twelve months after the date of the Participant’s Disability, after which such Options expire and are cancelled. Any Options held by the Participant that have not vested as at the date of the Participant’s Disability shall immediately expire and are cancelled on the date of the Participant’s Disability and the Participant waives any claim to damages in respect thereof whether related or attributable to any contractual, common law or civil law termination entitlement or otherwise;

(iv)

if Participant’s Termination Date occurs because of the Participant’s termination for Cause by the Company or a Subsidiary (as determined by the Board), then any Options held by the Participant, whether or not they have vested as at the Termination Date, immediately expire and are cancelled on the Termination Date and the Participant waives any claim to damages in respect thereof whether related or attributable to any contractual or common law termination entitlement or otherwise; and

(v)

the Participant’s eligibility to receive further grants of Options under this Plan in the event of the Participant’s Termination Date ceases as of the Termination Date and the Participant waives any claim to damages in respect thereof whether related or attributable to any contractual, common law or civil law termination entitlement or otherwise.

2.9 Clawback

Notwithstanding anything in this Plan to the contrary, all Options granted under this Plan, and any Shares issued or payments made under this Plan in respect of any Options shall be subject to clawback or recoupment as permitted or mandated by applicable law, rules, regulations or any Corporation policy as enacted, adopted or modified from time to time.

2.10 Adjustment to Shares

If there is any change in the capital of the Corporation affecting the Common Shares, including as a result of a stock split or consolidation, combination or exchange of shares, merger, arrangement, amalgamation, spin-off or other special distribution (other than distributions or cash dividends in the ordinary course) of the Corporation’s assets to shareholders, the Board, in its discretion, may make any adjustments it determines to be appropriate to reflect that change (for the purpose of preserving the value of the Options or the rights of Participants) including to (i) the number or kind of shares or other securities reserved for issuance under this Plan, (ii) the number or kind of shares or other securities subject to unexercised Options previously granted and the Option Exercise Price of those Options and (iii) the number of Options held by the Participants.

2.11 Effect of Change of Control

In the event of a proposed Change of Control, any Option held by any Participant that is not fully vested on the date that the Change of Control occurs shall, subject to the approval of each applicable regulatory authority or Exchange and subject to the provisions of any other written agreement between the Participant and the Corporation, if applicable, vest immediately prior to the Change of Control, and all Options held by the Participant shall be immediately exercisable within a 30-day period following the Change of Control regardless of the expiry date. Upon expiration of such 30-day period, all rights of the Participant to the Option or to exercise same (to the extent not theretofore exercised) shall terminate and cease to have further force or effect whatsoever. Alternatively, the Corporation may also or instead determine in its sole discretion that all such outstanding Options may be purchased, including by the Corporation (or any of its affiliates), for an amount per Option equal to the Transaction Price (as defined below), less the applicable exercise price, as of the date such transaction is determined to have occurred or as of such other date prior to the transaction closing date as the Board may determine in its sole discretion. For purposes of this paragraph, “Transaction Price” means the fair market value of a Common Share based on the consideration payable in the applicable transaction as determined by the Board. For the purposes of this paragraph, if the cash and/or other consideration that the Participant is entitled to receive after deducting the amount that the Participant would have been required to pay to the Corporation on exercise of Options, if applicable, is not greater than zero, the Options shall be cancelled for no additional consideration.

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Americas Gold and Silver Corporation	Stock Option Plan

2.12 Tax Consequences

It is the responsibility of the Participant to complete and file any tax returns which may be required under any applicable tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan. The Corporation shall not be responsible for any tax consequences to the Participant as a result of the Participant’s participation in the Plan. The Participant shall remain responsible at all times for paying any federal, provincial, local and foreign income or employment related taxes due, if and as applicable, with respect to any Option, and the Corporation shall not be liable for any interest or penalty that a Participant incurs by failing to make timely payments of tax.

2.13 Withholding Tax Requirements

Prior to the delivery of any Common Shares or cash pursuant to the, exercise or disposition of an Option, the Participant shall pay to the Corporation amounts necessary to satisfy applicable federal, state, provincial, local or other taxes of any kind required by law to be paid in connection with the exercise or disposition of Options or shall otherwise make arrangements satisfactory to the Corporation for such requirements. At its discretion, the Corporation may require a Participant receiving Common Shares to reimburse the Corporation for any such taxes required to be withheld by the Corporation and withhold any issuance and delivery of Common Shares to the Participant in whole or in part until the Corporation is so reimbursed. The issuance and delivery of Common Shares pursuant to the exercise or disposition of Options is contingent on the Participant reimbursing the Corporation for any applicable withholding tax requirements, and if the Participant fails to reimburse the Corporation for such amount, the Corporation may cancel such issuance and return such Common Shares to its treasury.

In order to satisfy the Corporation’s or Subsidiaries’ obligation, if any, to remit an amount to a taxation authority on account of such taxes in respect of the exercise or disposition of an Option (the “Withholding Tax Amount”), each of the Corporation and such Subsidiary shall have the right, as its discretion, to:

(i)	retain and withhold amounts from any amount or amounts owing to the Participant, whether under this Plan or otherwise;

(ii)	require the Participant to pay to the Corporation the Withholding Tax Amount as a condition of exercise of the Option by a Participant; and/or

(iii)

to make arrangements to sell a sufficient number of Common Shares to be issued pursuant to the exercise of an Option to fund the payment and remittance of the Withholding Tax Amount and any associated costs (including brokerage fees).

Notwithstanding the foregoing, nothing shall preclude the Corporation and the Participant from agreeing to use a combination of the methods described in this Section 2.13 or some other method to fund the Withholding Tax Amount.

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Americas Gold and Silver Corporation	Stock Option Plan

2.14 No Rights as Shareholder

The Participant shall not have any rights as a shareholder of the Corporation with respect to any Common Shares covered by an Option until the Participant shall have exercised such Option and been issued Common Shares in accordance with the terms of the Plan and the Corporation shall issue such Common Shares to the Participant in accordance with the terms of the Plan in those circumstances.

2.15 No Rights Conferred

(a) Nothing contained in this Plan or any Option shall confer upon any Participant any right with respect to continuance as a Director, Consultant, or officer or employee of the Corporation or its Subsidiaries, or interfere in any way with the right of the Corporation or its Subsidiaries to terminate the Participant’s employment or engagement at any time.

(b) Nothing contained in this Plan or any Option shall confer on any Participant who is not a Director, Consultant, or officer or employee of the Corporation or its Subsidiaries any right to continue providing ongoing services to the Corporation or its Subsidiaries or affect in any way the right of the Corporation or its Subsidiaries to determine to terminate his, her or its contract at any time.

2.16 Successors and Assigns

This Plan is binding on all successors and permitted assigns of the Corporation and its Subsidiaries and each Participant, including their Personal Representative, or any receiver or trustee in bankruptcy or representative of the creditors of the Corporation, any of its Subsidiaries or a Participant.

2.17 Other Employee Benefits

The amount of any compensation received by a Participant as a result of the exercise or settlement of any Option will not constitute compensation with respect to which any other employee benefits of that Participant are determined, including benefits under any bonus, pension, profit-sharing, insurance or salary continuation plan, unless otherwise determined by the Board or specified in the other plan.

2.18 Governing Law

This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

2.19 Severability

The invalidity or unenforceability of any provision of this Plan will not affect the validity or enforceability of any other provision and any invalid or unenforceable provision will be severed from this Plan.

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SCHEDULE “A”

AMERICAS GOLD AND SILVER CORPORATION STOCK OPTION PLAN

OPTION AGREEMENT

STOCK OPTION AGREEMENT

STOCK OPTION AGREEMENT (the “Agreement”) made as of •.

B E T W E E N:

AMERICAS GOLD AND SILVER CORPORATION,

a corporation existing under the laws of Canada,

(hereinafter called the “Company”),

OF THE FIRST PART

- and -

•

(hereinafter called the “Optionee”),

OF THE SECOND PART

WHEREAS the Company has established the Amended and Restated Stock Option Plan, as amended, supplemented or replaced from time to time (the “Plan”) pursuant to which the board of directors of the Company may, in its discretion, grant from time to time options (the “Options”) to purchase common shares of the Company (the “Optioned Shares”) to eligible participants;

AND WHEREAS, to advance the interests of the Company by affording the Optionee the opportunity, through Options, to acquire an increased proprietary interest in the Company, the Company has agreed to issue to the Optionee, pursuant to and in accordance with the terms and conditions of the Plan, Options to purchase up to, in the aggregate, • Shares (the “Optioned Shares”) on the terms and conditions set out in this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties) the parties hereto covenant and agree as follows:

1 DEFINED TERMS

Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Plan and grammatical variations of such terms shall have corresponding meanings.

2 GRANT OF OPTIONS

Subject to the terms and conditions set out in this Agreement and the Plan, the Company hereby, as of the date of this Agreement (the “Date of Grant”), grants to the Optionee • personal, non-assignable Options to purchase an aggregate of • Optioned Shares, each such Option being exercisable in accordance with the terms of this Agreement and the Plan to acquire one Optioned Share. The Optionee agrees to be bound by the terms and conditions of the Plan, which control in case of any conflict with this Agreement, except as otherwise specifically provided in the Plan.

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3 OPTION EXERCISE PRICE

Subject to any adjustment in accordance with the terms of the Plan, the option exercise price at which each Optioned Share may be purchased upon the exercise of an Option (the “Option Exercise Price”) shall be $• CAD.

4 VESTING, EXPIRY AND EXERCISE OF OPTIONS

4.1 Except as otherwise provided in this Agreement or the Plan, the Options shall vest in accordance with the vesting schedule set forth in Section4.2 and the Optionee shall have the right to exercise the Options to purchase the Optioned Shares, in whole or in part, once vested.

4.2 Subject to Section4.3 and Section 4.4, the Options shall vest and be exercisable with respect to the Optioned Shares in accordance with the following schedule, provided that, the Optionee’s Termination Date has not occurred prior to the applicable vesting date:

Vesting Schedule - Options
Vesting Date	Vesting Quantity
•	•
•	•
•	•
•	•

; provided, however, in the event of a Change of Control, any Option held that is not fully vested on the date the Change of Control occurs shall vest immediately prior to the Change of Control and all Options held by the Optionees shall be immediately exercisable in accordance with the terms of the Plan.

4.3 The Options shall be exercisable by the Optionee by delivery of a written, duly executed Exercise Notice, substantially in the form of Schedule A annexed hereto, as the same may be amended, supplemented or replaced by the Company from time to time, to the Company.

4.4 The Options shall expire and terminate at the close of business in Toronto, Ontario on the 10th anniversary of the Date of Grant, being •, or on such earlier date as may be specified in this Agreement and the Plan, after which time the Options shall be of no further force or effect whatsoever as to those Optioned Shares in respect of which the Options have not then been exercised.

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5 TERMINATION OF EMPLOYMENT OR ENGAGEMENT

5.1 The parties hereto acknowledge and agree that Section 2.8 and Section 2.9 of the Plan shall govern the Optionee’s rights pursuant to the Options upon the termination of the Optionee’s employment or engagement with the Company or any Subsidiary. In summary, the portion of the Options that has not vested as at the Optionee’s Termination Date shall expire and be cancelled upon the Optionee’s Termination Date (regardless of whether the termination is lawful or unlawful, with or without Cause, and whether the Optionee or the Company or Subsidiary initiates the termination), and if the Optionee is terminated for Cause, the vested portion of the Options will also, subject to the minimum requirements of applicable employment or labour standards legislation, expire and be cancelled immediately on the Optionee’s Termination Date.

5.2 The Optionee understands and acknowledges that the foregoing is only a summary of the treatment of the Options upon the Optionee’s termination of employment or engagement and the Optionee’s rights are governed solely by the terms of Section 2.8 and Section 2.9 of the Plan. The Plan shall prevail to the extent of any inconsistency between this summary and the Plan.

5.3 Except as required to meet any minimum applicable requirements contained in applicable employment or labour standards legislation, the Optionee understands, agrees, and acknowledges that the Optionee will not be entitled to any compensation or damages pursuant to contract, common law or civil law in respect of any expiry, cancellation or forfeiture or in lieu of receiving any Option, Optioned Shares, payment or benefit under the Plan or this Agreement, including in respect of all or any portion of this Option that expires, is cancelled, does not vest, or is not awarded to due to the termination of the Optionee’s employment, term of office, or engagement as of the Optionee’s Termination Date, or for any other reason. The Optionee agrees that this Agreement and the Plan together displace any and all common law and civil law rights that the Optionee may have or claim to have in respect of the Options, including any right to claim damages. The foregoing shall apply, regardless of (i) the reason for the termination of the Optionee’s employment, term of office or engagement; (ii) whether such termination is lawful or unlawful, with or without Cause; (iii) which party initiates the termination; and (iv) any fundamental changes, over time, to the terms and conditions applicable to the Optionee’s employment, term of office or engagement.

6 ADJUSTMENTS

The number of Optioned Shares subject to the Options and/or the Option Exercise Price at which any Optioned Share may be purchased upon the exercise of each Option shall be subject to adjustment from time to time in accordance with Article 2.10 of the Plan.

7 MISCELLANEOUS PROVISIONS

7.1 Nothing in the Plan, this Agreement or any Option shall confer upon the Optionee any right to continue in the employ of or to continue to provide services to the Company or any of its Subsidiaries or affect in any way the right of the Company or any of its Subsidiaries to terminate at any time his or her employment or any agreement or contract with the Optionee; nor shall anything in the Plan, this Agreement or any Option be deemed to be or construed as an agreement, or an expression of intent, on the part of the Company or any of its Subsidiaries to extend the employment of or the time for the provision of services by the Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan or policy of the Company or any of its Subsidiaries, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment or for services with the Company or any of its Subsidiaries.

7.2 Upon exercise of an Option, the Optionee shall, upon notification of the amount due and prior to or concurrently with the delivery by the Company of the certificates representing the Optioned Shares issuable pursuant to the exercise of the Option, pay to the Company all amounts necessary to satisfy all applicable federal and provincial withholding tax requirements or shall otherwise make arrangements satisfactory to the Company for such requirements, in accordance with the Plan. In order to implement this provision, and without limiting the foregoing or the provisions of the Plan, the Company shall have the right to, among other things, retain and withhold from any payment or distribution of cash, Optioned Shares or any other amounts payable to an Optionee or the Holder the amount of taxes required by any government to be withheld or otherwise deducted and paid with respect thereto, in accordance with Section 2.13 of the Plan.

17

7.3 The grant of the Options and the issue of any Optioned Shares upon the exercise of any Options are subject to and conditional upon obtaining any regulatory authority approvals as may be required as a condition of, or in connection with, such grant or issue.

7.4 Should any provision of this Agreement be held by a court of competent jurisdiction to be unenforceable or invalid for any reason, the remaining provisions of this Agreement shall not be affected by such holding and shall continue in full force in accordance with their terms.

7.5 This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein in the Province. Each of the Company and the Optionee hereby attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

7.6 This Agreement and the Options granted to the Optionee hereunder are personal to the Optionee and are non-assignable and non-transferable, except in the manner contemplated herein and in the Plan.

7.7 The parties hereto covenant that they shall and will from time to time and at all times hereafter do and perform all such acts and things and execute all such additional documents as may be reasonably required to give effect to the terms and intention of this Agreement.

7.8 This Agreement is subject to the Plan as the same is in effect on the date hereof, all of the terms and conditions of which are hereby incorporated by reference and deemed to be a part hereof, and all interpretations, determinations and rules and regulations relating thereto shall be made by the Board in accordance with the Plan. In the event of any conflict between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall prevail. The Optionee hereby acknowledges receipt of a copy of the Plan and that he or she has read and understood the terms and conditions set out therein and further acknowledges and agrees that this Agreement and any Options (and the exercise thereof) are subject to and governed by the terms and conditions of the Plan.

7.9 This Agreement, together with the Plan and the Exercise Notice delivered thereunder, supersedes all other agreements, documents, writings and verbal understandings among the parties relating to the subject matter hereof and represents the entire agreement between the parties relating to the subject matter hereof.

7.10 This Agreement shall enure to the benefit of and be binding upon the Company, its successors and assigns, the Optionee and his or her Permitted Assigns and, subject as is hereinbefore provided, the heirs, executors, administrators and permitted successors of the Optionee and his or her Permitted Assigns.

7.11 This Agreement, the Plan, and any Options granted hereunder may be amended by the Company or its shareholders, as applicable, in accordance with Section 1.5 of the Plan. No amendment to this Agreement, the Plan or any Options granted hereunder by the Optionee shall be valid or binding on the Company unless in writing and duly executed by the Company.

7.12 This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

18

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

AMERICAS GOLD AND SILVER CORPORATION

By:
Name: •
Title: •

•

By:
Name: •

19

SCHEDULE “B”

EXERCISE NOTICE

To: The Administrator, Stock Option Plan Americas Gold and Silver Corporation 145 King St. W Suite 2870

Toronto, ON M5H 1J8

This Exercise Notice is delivered in respect of the option (the “Option”) to purchase                                           common shares (each, a “Share”) in the capital of Americas Gold and Silver Corporation (the “Corporation”) at an exercise price of $                                                                             per Share that was granted to the undersigned on

                    , 20 , pursuant to the Corporation’s Amended and Restated Stock Option Plan (the “Plan”) and the Option Agreement entered into between the Corporation and the undersigned.

Effective as of today,                      , 20 , subject to the terms Plan, the undersigned hereby irrevocably elects to:

☐

exercise the Option to purchase the following number of Shares, and encloses a cheque or bank draft or has provided a wire transfer payable to Americas Gold and Silver Corporation (circle one) in the aggregate amount set out below, which is equal to the total exercise price for the Shares being purchased:

Number of Shares to be Purchased:
At an Exercise Price per Share of:	$
For an aggregate Exercise Price of:	$

The undersigned directs the Corporation to issue the share certificate evidencing the Shares purchased in the name of the undersigned to be mailed to the undersigned at the following address:

Address:

or

☐

exercise a right available to the undersigned under Section 2.6(c) of the Plan to a cashless exercise with respect to the Option with an exercise price of $______________ per Share, and the undersigned directs the Corporation to issue the share certificate evidencing the Shares purchased in the name of the undersigned to be mailed to the undersigned at the following address:

Address:

☐

By checking this box, I hereby confirm and acknowledge my responsibility for my personal income taxes related to the taxable benefit from exercising the Option (including the net exercise, as applicable).

DATED the          day of                        , 20     .

Signature of Witness	Signature of Participant

Name of Witness (please print)	Name of Witness (please print)

20